As Filed with the Securities and Exchange Commission on May 25, 2005

Registration No. 333-122325

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective
Amendment No. 3

to

FORM SB-2

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

INTERCHANGE CORPORATION

(Name of small business issuer in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	33-0849123 (I.R.S. Employer Identification No.)

Interchange Corporation
24422 Avenida de la Carlota, Suite 120
Laguna Hills, California 92653
(949) 784-0800
(Address and telephone number of principal executive offices and principal place of business)

Heath B. Clarke
24422 Avenida de la Carlota, Suite 120
Laguna Hills, California 92653
(949) 784-0800
(Address and telephone number of agent for service)

Copies To:

Cary K. Hyden, Esq.
Derek D. Dundas, Esq.
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
(714) 540-1235

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continued basis pursuant to Rule 415 under the Securities Act, check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

SUBJECT TO COMPLETION DATED MAY 25, 2005

Up to 1,993,438 Shares of Common Stock

Interchange Corporation

This prospectus relates to the sale of up to an aggregate of 1,993,438 shares of our common stock which may be offered by the selling stockholders identified in this prospectus for their own account. The shares offered in this prospectus include:

•	822,000 shares of our common stock and 164,400 shares of our common stock issuable upon the exercise of warrants which we sold in a private placement transaction on December 30, 2004;

•	150,000 shares of our common stock which were issued to certain investors upon the exercise of warrants which were issued prior to our initial public offering in October 2004; and

•	857,038 shares of our common stock which are issuable to certain investors upon the exercise of warrants which were issued prior to our initial public offering in October 2004.

We will not receive any proceeds from the sale of the shares by the selling stockholders. We may, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised. We are paying the expenses incurred in registering these shares.

The shares of common stock being offered pursuant to this prospectus and the shares issuable upon the exercise of the warrants issued to the selling stockholders are “restricted securities” under the Securities Act of 1933, as amended (the “Securities Act”), before their sale under this prospectus. This prospectus has been prepared for the purpose of registering these shares under the Securities Act to allow for a sale by the selling stockholders to the public without restriction. The selling stockholders and the participating brokers or dealers may be deemed to be an “underwriter” within the meaning of the Securities Act, in which event any profit on the shares by the selling stockholders, and any commissions or discounts received by any brokers or dealers, may be deemed to be underwriting compensation under the Securities Act.

Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “INCX.” The last reported sale price of our common stock on May 23, 2005 was $7.05 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May    , 2005

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock.

Interchange Corporation

Our Company

We provide paid-search advertising services to businesses on the Internet. Our services enable businesses to list their products and services in our distributed Internet search results. By providing listings of products and services to consumers, in a targeted search context, we offer businesses an effective method of accessing consumers during the purchasing process.

Our sponsored listings are derived from our Advertiser Network, which includes approximately 5,000 of our direct advertisers as well as a large number of indirect advertisers from 20 other paid-search and Internet yellow pages companies. We supply these aggregated sponsored listings to our Distribution Network, which is a network of more than 319 websites and search engines that integrate our search results into their websites, in response to targeted keyword searches performed by Internet users on those websites. During the three months ended December 31, 2004, we received an average of approximately 100 million Internet searches per day from our Distribution Network.

We generate revenue each time an Internet user initiates a search on our Distribution Network and clicks-through on a sponsored listing from our Advertiser Network. We generally compile these sponsored listings according to bid price, which is the amount an advertiser is willing to pay for each click-through. Advertisers pay only when an Internet user clicks-through on that advertiser’s sponsored listing. Our distribution model is designed to provide sponsored listings from our direct advertisers as well as advertisers of other paid-search engines to our broad Distribution Network, which increases the opportunity for us and our partners to generate revenue by increasing the number of Internet searches as well as the number of advertisers and sponsored listings.

In early 2004, we released Local Direct, our local search and advertising platform that incorporates our Keyword DNA technology. This proprietary platform is designed to deliver geographically-targeted, relevant search results on our customers’ websites. We currently market Local Direct primarily to Internet yellow pages websites as well as to other websites and search engines that provide local business information and serve local advertisers. Websites and search engines serving local advertisers on our Local Direct platform are able to provide their advertisers with access to our Distribution Network. Thus, Local Direct represents a way for us to increase the total number of Indirect advertisers participating in our Advertiser Network. Local Direct enables local businesses to conduct paid-search advertising, which we believe is a new and evolving market that is not effectively served at this time.

Recent Developments

On February 28, 2005, we completed the acquisition, through a wholly owned subsidiary, of all of the outstanding capital stock of Inspire Infrastructure 2i AB, a Swedish Internet and wireless local-search company for $15.0 million in cash plus acquisition costs of $323,000. Under the terms of the acquisition, Inspire shareholders can receive additional consideration consisting of up to 447,067 shares of our common stock, valued at $7.5 million based upon a 30-day moving average, which is payable upon the achievement of certain future business performance criteria.

On March 7, 2005, we acquired the Local.com domain name for a purchase price of $700,000, paid in cash. The Local.com brand will be marketed to consumers as a local-search destination site. We expect to re-launch the Local.com site in the second half of 2005.

Our Industry

The Internet and eCommerce

The Internet is a global medium for communication, information and commerce. As access to the Internet increases, we believe that more people will purchase goods and services online. Forrester Research, Inc. estimates that online purchases of goods and services by U.S. consumers will grow from approximately $168 billion in 2005 to approximately $288 billion by 2009. We believe that this expected growth in eCommerce will be facilitated in part by decreasing prices of Internet access devices and increases in the performance of those devices, increasing use of personal computers and an increasing availability of high-speed Internet access. The Internet provides a dynamic platform to deliver and access information and complete transactions, which we believe will contribute to the growth of eCommerce.

As use of the Internet to research and purchase products and services increases, businesses are seeking ways to more effectively reach consumers online. As a result, both online and traditional retail businesses are increasingly using the Internet to advertise their products and services. Jupiter Research estimates that paid search will continue to grow faster than any other sector of online advertising, increasing from $2.6 billion in 2004 to $5.5 billion in 2009. The advertising industry, and specifically online advertising, is evolving to meet the increasing eCommerce demands of both consumers and businesses.

Online Advertising and Paid-Search

Most online advertising has historically been impression-based, where an advertiser pays based upon the number of times an advertisement is exposed to a potential consumer. We believe it has been difficult for businesses to measure the return on investment for impression-based advertising. Alternatively, keyword-targeted search-based advertising, also known as paid-search, pay-per-click or sponsored listing advertising, allows online advertisers to accurately measure the effectiveness and response rates of advertisements and adjust their campaigns accordingly. If necessary, advertisers can change listings rapidly and cost effectively in response to information such as consumer behavior, product pricing or product availability. Paid-search advertising also gives advertisers the ability to target online advertisements to individuals with specific and immediate interests and to pay for advertising only when an Internet user actually clicks-through on the advertiser’s sponsored listing. We believe that Internet advertising generally, and paid-search advertising in particular, will continue to grow as consumers and businesses increasingly use the Internet as a means of communicating information and conducting transactions.

Although businesses have many online advertising options, we believe that paid-search advertising has grown faster and will continue to grow faster than most other online advertising alternatives because it places an advertiser’s message in front of a consumer at the time that the consumer has proactively demonstrated an interest in what the advertiser has to offer. Consumers demonstrate this interest in products or services when they enter related keywords into a search box. According to Forrester Research, search engine marketing spending will increase from $2.8 billion in 2004 to $5.6 billion in 2008.

We also believe that searches for products, services and businesses within a geographic region, or local search, will be an increasingly significant segment of the online advertising industry. Although paid-search advertising has been used primarily by businesses that serve the national market, local businesses are increasingly using online advertising to attract local customers. Local search allows consumers to search for local businesses’ products or services by including geographic area, zip code, city and other geographically targeted search parameters in their search requests. Local paid-search is relatively new, and as a result it is difficult to determine our current market share or predict our future market share; however, The Kelsey Group estimates that the local search market will grow to $3.4 billion by 2009. We do not believe that other local search services effectively serve the needs of local businesses.

Our Solution

We believe our paid-search services provide our direct advertisers, our Advertiser and Distribution Network partners, and consumers:

•	Measurable Return on Investment. We enable businesses to target their advertising directly at consumers who are searching the Internet for information relating to the products and services that our advertisers offer. Our systems are designed to make advertising with us as easy and efficient as possible. Advertisers can create a wide variety of sponsored listings and bid on numerous keywords, increasing the likelihood that a sponsored listing is tailored to a consumer’s search. Our online tracking and reporting systems give advertisers timely updates on how their campaigns are performing and calculate the rate at which consumers are visiting their websites. Our advertisers are able to use this information to change or refine their campaigns in real-time. For example, at any time advertisers can use our website to edit listings, change keywords or alter bid amounts to improve their return on investment.

•	Targeted Advertising. By bidding on relevant keywords, businesses can target consumers at the exact time a consumer has demonstrated an interest, through search, in what the business has to offer. We believe that paid-search advertising delivers a more relevant list of commercial sites for Internet users because advertisers generally only bid on keywords that are related to the products and services they offer.

•	Large Number of Advertisers. When Internet users perform a search on one of our Distribution Network partners’ websites, they are able to search sponsored listings from approximately 5,000 of our direct advertisers as well as a large number of indirect advertisers from 20 other paid-search and Internet yellow pages companies. The breadth of advertisers within our Advertiser Network increases the likelihood that we can provide relevant sponsored listings to consumers. We believe that this increases the possibility that consumers will click-through on one of our sponsored listings, thereby generating revenue for us as well as our Advertiser and Distribution Network partners.

•	Widespread Distribution. We currently distribute our sponsored listings to more than 319 websites and search engines that make up our Distribution Network, which provided us with an average of approximately 100 million searches per day during the three months ended December 31, 2004. This broad distribution exposes our sponsored listings to more Internet users, thereby increasing advertisers’ access to consumers who are seeking information relating to their products and services. We believe that the more opportunities advertisers have to place their messages in front of targeted consumers in the form of sponsored listings on our Distribution Network, the greater the likelihood that revenue-generating click-throughs will occur.

•	Access to Paid-Search Advertising. We provide our Distribution Network partners the opportunity to generate revenue with minimal effort or expense by accessing our broad base of sponsored listings. Many of our Distribution Network partners are small businesses that do not have the resources and technology required to generate revenue from paid-search advertising. Our Distribution Network partners are able to earn revenue when consumers on their sites who are searching for information relating to products and services click-through on our sponsored listings included in the search results.

Our Strategy

Our objective is to be a leader in paid-search by growing our Advertiser and Distribution Networks, enhancing the services we currently provide and innovating new products and services. The key elements of our strategy are to:

•	Expand Our Advertiser Network. We intend to increase our Advertiser Network by expanding our sales and business development teams, increasing our telesales efforts, establishing new relationships with other paid-search companies, participating in trade shows, and strengthening our brand through other online and offline marketing activities. We also intend to pursue expansion of our business into international markets where consumers, advertisers and search providers are seeking paid-search technologies.

•	Expand Our Distribution Network. We intend to continue to increase the number of searches we receive by expanding the number of websites and search engines in our Distribution Network. The more searches we receive and respond to with sponsored listings, the more opportunities we have to receive click-throughs on those sponsored listings, and therefore, to generate revenue. We intend to continue attracting Distribution Network partners principally through our business development team, online and offline marketing efforts and participation in industry trade shows. We believe potential Distribution Network partners want to include our sponsored listings in their search results because we are able to deliver a large number of sponsored listings, which can increase their ability to generate revenue from their existing search requests.

•	Develop New Local Search Services. We launched our Local Direct search and advertising platform in early 2004. We have only just begun to receive revenue from this new service offering, and we intend to commit additional resources, mainly research and development personnel, to the continued development and improvement of our Local Direct services. Non-paid-search technology has traditionally responded to search requests by listing all relevant results from all of the websites on the Internet. We believe that the demand for search results targeted to a specific geographic region is increasing as more people have begun to rely on the Internet as their primary reference source. We further believe our local search technology will enable increasing numbers of local businesses to connect with consumers via paid-search. We primarily market our Local Direct services to Internet yellow pages websites, newspaper publishers and city guides that generally have existing relationships with local businesses. It is our objective to continue to offer Internet yellow pages websites, newspaper publishers and city guides serving local markets a growing range of advertising services that are integrated into our Local Direct platform, which they can select to offer to their own advertisers. In March 2005, we acquired the Local.com domain name to be a destination site for our local search services.

•	International Expansion. We intend to market our national and local paid-search services in foreign markets. We believe that our services, specifically our Local Direct search and advertising platform, can be utilized by web sites and search engines that serve local advertisers in foreign markets. When we establish foreign operations, we may need to make capital expenditures for data centers and hire staff in various countries. In February 2005, we completed the acquisition of Inspire Infrastructure 2i AB, a European based local-search company.

•	Acquisition of Strategic Technologies and Businesses. In addition to the Inspire Infrastructure 2i AB acquisition, we may acquire technologies and other businesses that enhance our ability to serve consumers, advertisers and our platform clients with our national and local paid-search services.

Corporate Information

We were incorporated in Delaware in March 1999 as eWorld Commerce Corporation and we changed our name to eLiberation.com Corporation in August 1999. In February 2003, we changed our name to Interchange Corporation. Our principal executive offices are located at 24422 Avenida de la Carlota, Suite 120, Laguna Hills, California 92653, and our telephone number is (949) 784-0800. We maintain our corporate website at www.interchangeusa.com. The information contained in, or that can be accessed through, our website is not a part of this prospectus. Unless the context requires otherwise, as used in this prospectus the terms “Interchange,” “we,” “us” and “our” refer to Interchange Corporation.

__________________________

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in, or that can be accessed through, our websites is not a part of this prospectus. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We use market data and industry forecasts and projections throughout this prospectus, which we have obtained from third party market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

This prospectus refers to brand names, trademarks, service marks and trade names of other companies and organizations. We have applied to register the following trademarks with the United States Patent and Trademark

Office: ePilotSM, Keyword DNASM, Assured ResponseSM, Network AdvantageSM, Paid Search PlusSM and Local DirectSM. Each other trademark, trade name or service mark appearing in this prospectus belongs to its respective owner.

The Offering

Common stock offered by selling stockholders	1,993,438 shares, assuming the full exercise of the warrants.

Use of proceeds	We will not receive any proceeds from the sale of the common stock offered by the selling stockholders named in this prospectus; however, if all warrants are fully exercised, we will receive $7.7 million in cash from the selling stockholders.

Nasdaq SmallCap Market symbol	“INCX”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in shares of our common stock.

Summary Financial Data

The following table summarizes historical financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The summary information as of December 31, 2004 and 2003 and for the years ended December 31, 2004 and 2003 has been derived from our financial statements, which were audited by Haskell & White LLP, and are included elsewhere in this prospectus. The summary information as of March 31, 2005 and for the three months ended March 31, 2005 and 2004 has been derived from our unaudited consolidated financial statements which, in the opinion of our management, reflect all adjustments, which are of a normal recurring nature, necessary to present such information fairly. The consolidation was a result of our acquisition of Inspire Infrastructure 2i AB in February 2005.

	Years Ended		Three Months Ended
	December 31,		March 31,
	2004	2003	2005	2004
			(unaudited)
			(consolidated)
Statement of Operations Data:	(in thousands, except share and per share data)
Revenue	$19,072	$8,784	$5,911	$3,462

Operating expenses:
Search serving	9,698	3,816	3,176	1,744
Sales and marketing	3,774	1,978	1,338	712
General and administrative	2,634	1,466	952	473
Research and development	1,282	708	556	199
Amortization of intangibles	—	—	51	—
Non-cash equity based expense	13	103	9	8

Total operating expenses	17,401	8,071	6,082	3,136

Operating income (loss)	$1,671	$713	$(171)	$326
Net income	$1,536	$60	$131	$17
Basic net income per share	$0.53	$0.03	$0.02	$0.01
Diluted net income per share	$0.29	$0.02	$0.01	$0.01
Basic weighted average common shares outstanding	2,886,203	1,813,210	7,989,608	1,921,864
Diluted weighted average common shares outstanding	5,369,623	3,050,582	9,765,291	3,159,237

	As of		As of
	December 31,		March 31,
	2004	2003	2005
			(unaudited)
Consolidated Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$24,617	$699	$5,985
Working capital (deficit)	$32,811	$(6,474)	$16,277
Total assets	$38,148	$2,421	$40,154
Convertible secured promissory notes	$—	$1,300	$—
Convertible secured debentures, net of debt discount	$—	$2,329	$—
Stockholders’ equity (deficit)	$34,217	$(5,896)	$34,345

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occur, our business, results of operations or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business, results of operations or financial condition.

Risks Relating to Our Business

We have historically incurred losses and may continue to incur losses in the future, which may impact our ability to implement our business strategy and adversely affect our financial condition.

We have a history of losses. Although we achieved a net income of $1.5 million for the fiscal year ended December 31, 2004 and a net income of $131,000 for the three months ended March 31, 2005, we had an accumulated deficit of $11.1 million at March 31, 2005 and expect to have a net loss for the next three quarters. We have significantly increased our operating expenses by expanding our operations and increasing our level of capital expenditures in order to grow our business and further develop and maintain our services. Such increases in operating expense levels and capital expenditures may adversely affect our operating results if we are unable to immediately realize benefits from such expenditures. We cannot assure you that we will be profitable or generate sufficient profits from operations in the future. If our revenue growth does not continue, we may experience a loss in one or more future periods. We may not be able to reduce or maintain our expenses in response to any decrease in our revenue, which may impact our ability to implement our business strategy and adversely affect our financial condition.

We face intense competition from larger, more established companies, as well as our own Advertiser Network partners, and we may not be able to compete effectively, which could reduce demand for our services.

The online paid-search market is intensely competitive. Our primary current competitors include Yahoo! Inc., Google Inc. and our own Advertiser Network partners. Although we currently pursue a strategy that allows us to partner with a broad range of websites and search engines, our current and future partners may view us as a threat to their own internal paid-search services. Nearly all of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Our competitors may secure more favorable revenue sharing arrangements with network distributors, devote greater resources to marketing and promotional campaigns, adopt more aggressive growth strategies and devote substantially more resources to website and systems development than we do. In addition, the search industry has recently experienced consolidation, including the acquisitions of companies offering paid-search services. Industry consolidation has resulted in larger, more established and well-financed competitors with a greater focus on paid-search services. If these industry trends continue, or if we are unable to compete in the paid-search market, our financial results may suffer.

Additionally, larger companies such as Google and Microsoft Corporation may implement technologies into their search engines or software that make it less likely that consumers can reach, or execute searches on, our Distribution Network partners’ websites and less likely to click-through on our Advertiser Network partners’ sponsored listings. The implementation of such technologies could result in a decline in click-throughs to our advertisers’ sponsored listings, which would decrease our revenues. If we are unable to successfully compete against current and future competitors or if our current Advertising Network partners choose to rely more heavily on their own distribution networks in the future, our operating results will be adversely affected.

We rely on our Advertiser Network partners to provide us access to their advertisers, and if they do not, it could have an adverse impact on our business.

We rely on our Advertiser Network partners to provide us with advertiser listings so that we can distribute these listings to our Distribution Network partners in order to generate revenue when a consumer click-through occurs on our Advertiser Network partners’ sponsored listings. For the three months ended March 31, 2005, 42.9% of our revenue was derived from our Advertiser Network partners. Most of our agreements with our Advertiser Network partners are short-term, and, as a result, they may discontinue their relationship with us or negotiate new terms that are less favorable to us, at any time, with little or no notice. Our success depends, in part, on the maintenance and growth of our Advertiser Network partners. If we are unable to develop or maintain relationships with these partners, our operating results and financial condition will suffer.

We are dependent on our Distribution Network partners to provide us with search traffic, and if they do not, our business could be harmed.

We rely on our Distribution Network partners, a network of more than 319 websites and search engines with which we have contracts, to provide us with consumer search traffic. Historically, nearly all of our search traffic has come from our Distribution Network partners, and we believe this will continue in the future. Our Distribution Network partners are very important to our revenue and results of operations. Any adverse change in our relationships with key Distribution Network partners could have a material adverse impact on our revenue and results of operations because our sponsored listings would be placed on fewer websites and search engines in response to consumer search requests. Our agreements with these Distribution Network partners are short-term, and as a result, our Distribution Network partners may discontinue their relationship with us or negotiate new terms that are less favorable to us, at any time, with little or no notice. If we are unable to maintain relationships with our current Distribution Network partners or develop relationships with prospective Distribution Network partners, our operating results and financial condition will suffer. In addition, if our Distribution Network does not grow and improve over time, current and prospective advertisers may reduce or terminate their business with us. Any decline in the number of our Distribution Network partners could adversely affect the value of our services.

We released our Local Direct platform in early 2004 and our future success will depend upon the continued development and enhancement of our services and technologies.

In early 2004, we released Local Direct, which is based upon our Keyword DNA technology. We intend to invest significant additional amounts of time and resources to the enhancement and deployment of our Local Direct search and advertising platform. Although we believe that the majority of our revenue will continue to come from our own advertisers and the advertisers of our Advertiser Network partners, we believe that our newly developed Local Direct platform will contribute a larger percentage of our revenue as the local paid-search sector grows.

The Internet and online commerce industries are characterized by rapid technological change, changing market conditions and customer demands. Our future success will substantially depend on our ability to enhance our existing services, develop new services and proprietary technology (such as Local Direct) and respond to technological advances in a timely and cost-effective manner. The development of our systems and other proprietary technologies entails significant technical and business risk. If we are unable to capitalize on our new services and continue to enhance our existing services in a cost-effective manner, our business could be materially adversely affected.

If we are not successful with our Local.com initiative, our future financial performance may be affected.

In March 2005, we purchased the Local.com domain name. We plan on developing the Local.com website into a local-search destination site. This site will be our first consumer facing business and we intend to invest significant amounts of time and resources on Local.com We cannot assure you that we will be successful in attracting consumers or advertisers to Local.com, or that the initiative will have a positive impact on our operational and financial performance. If we are unable to attract consumers and/or advertisers to Local.com, our financial performance may be adversely affected.

Our executive officers and certain key personnel are critical to our success, and the loss of these officers and key personnel could harm our business.

Our performance is substantially dependent on the continued services and performance of our executive officers and other key personnel. We only have employment agreements with our two executive officers: Heath B. Clarke (Chief Executive Officer and Chairman of the Board) and Douglas S. Norman (Chief Financial Officer and Secretary). Each of Messrs. Clarke and Norman’s employment agreements may be terminated with 30 days notice by either the executive or us. No key man life insurance has been purchased on any of Messrs. Clarke or Norman. Our performance also depends on our ability to retain and motivate our officers and key employees. The loss of the services of any of our officers or other key employees, including the recent resignation of Michael A. Sawtell, as

President and Chief Operations Officer, effective March 31, 2005, could have a material adverse effect on our business, prospects, financial condition and results of operations. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. The failure to attract and retain our officers or the necessary technical, managerial and marketing personnel could have a material adverse effect on our business, prospects, financial condition and results of operations.

The market for Internet and paid-search advertising services is in the early stages of development, and if the market for our services decreases it will have a material adverse effect on our business, prospects, financial condition and results of operations.

Internet marketing and advertising, in general, and paid-search, in particular, are in the early stages of development. Our future revenue and profits are substantially dependent upon the continued widespread acceptance, growth, and use of the Internet and other online services as effective advertising mediums. Many of the largest advertisers have generally relied upon more traditional forms of media advertising and have only limited experience advertising on the Internet. Paid-search, in particular, is still in an early stage of development and may not be accepted by consumers for many reasons including, among others, that consumers may conclude that paid-search results are less relevant and reliable than non-paid-search results, and may view paid-search results less favorably than search results generated by non-paid-search engines. If consumers reject our paid-search services, or commercial use of the Internet generally, and the number of click-throughs on our sponsored listings decreases, the commercial utility of our search services could be adversely affected.

We expect that our anticipated future growth including through potential acquisitions, may strain our management, administrative, operational and financial infrastructure, which could adversely affect our business.

We anticipate that significant expansion of our present operations will be required to capitalize on potential growth in market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. We expect to add a significant number of additional key personnel in the future, including key managerial and technical employees who will have to be fully integrated into our operations. In order to manage our growth, we will be required to continue to implement and improve our operational and financial systems, to expand existing operations, to attract and retain superior management, and to train, manage and expand our employee base. We cannot assure you that we will be able to effectively manage the expansion of our operations, that our systems, procedures or controls will be adequate to support our operations or that our management will be able to successfully implement our business plan. If we are unable to manage growth effectively, our business, financial condition and results of operations could be materially adversely affected.

On February 28, 2005, we completed the acquisition, through a wholly owned subsidiary, of all of the outstanding capital stock of Inspire Infrastructure 2i AB, a Swedish Internet and wireless local-search technology company. In the future, we may choose to expand our operations or market presence by pursuing acquisitions of complementary business, services or technologies or engage in other strategic alliances with third parties. Any such transactions would be accompanied by the risks commonly encountered in such transactions, including, among others, the difficulty of assimilating operations, technology and personnel of the combined companies, the potential disruption of our ongoing business, the inability to retain key technical and managerial personnel, the inability of management to maximize our financial and strategic position through the successful integration of acquired businesses, additional expenses associated with amortization of acquired intangible assets, the maintenance of uniform standards, controls and policies and the impairment of relationships with existing employees and customers. We have limited experience in these types of acquisitions, and we may not be successful in overcoming these risks or any other potential problems. As a result, any acquisition may have a material adverse effect on our business, prospects, financial condition and results of operations.

On February 28, 2005, we completed the acquisition, through a wholly-owned subsidiary, of all of the outstanding capital stock of Inspire Infrastructure 2i AB, a Swedish Internet and wireless local-search technology company. We may not be able to successfully integrate Inspire Infrastructure 2i AB’s operations with our own or realize the anticipated benefits of the transaction.

On February 28, 2005, we acquired Inspire Infrastructure 2i AB in a share purchase transaction. Under the terms of the agreement, we paid Inspire shareholders $15 million in cash plus additional consideration consisting of up to 447,067 shares of Interchange common stock which are payable upon the achievement of certain business performance criteria in the future. Achieving the benefits we expect from the acquisition will depend in large part on integrating our technology, operations and personnel in a timely and efficient manner to minimize the impact on customers, employees and management. Integrating Inspire Infrastructure 2i AB into our business will be a complex, time consuming and costly process. Failure to timely and successfully integrate the two companies may have a material adverse effect on the combined company’s business, financial condition and results of operations. The difficulties of combining the companies will present challenges to the combined company’s management, including:

•	coordinating expanded business operations in additional geographic areas;

•	integrating personnel with diverse backgrounds and organizational cultures;

•	coordinating sales and marketing functions;

•	retaining key employees, customers or suppliers;

•	preserving the other important relationships of Inspire 2iAB and Interchange; and

•	consolidating other corporate and administrative functions.

The combined company will also be exposed to other risks that are commonly associated with transactions similar to the acquisition, such as unanticipated liabilities and costs, some of which may be material, and diversion of management’s attention. As a result, we cannot assure you that we will realize any of the anticipated benefits of the acquisition, including anticipated cost savings, and failure to do so could adversely affect the business of the combined company.

We may incur impairment losses related to goodwill and other intangible assets which could have a material and adverse affect on our financial results.

As a result of our acquisition of Inspire Infrastructure 2i AB and the purchase of Local.com domain name, we have recorded substantial goodwill and intangible assets in our consolidated financial statements. We are required to perform impairment reviews of our goodwill and other intangible assets, which are determined to have an indefinite life and are not amortized. Such reviews are performed annually or earlier if indicators of potential impairment exist. Future impairment reviews may result in charges against earnings to write-down the value of intangible assets.

We may be subject to intellectual property claims that create uncertainty about ownership of technology essential to our business and divert our managerial and other resources.

There has been a substantial amount of litigation in the technology industry regarding intellectual property rights. We cannot assure you that third parties will not, in the future, claim infringement by us with respect to our current or future services, trademarks or other proprietary rights. Our success depends, in part, on our ability to protect our intellectual property and to operate without infringing on the intellectual property rights of others in the process. There can be no guarantee that any of our intellectual property will be adequately safeguarded, or that it will not be challenged by third parties. We may be subject to patent infringement claims or other intellectual property infringement claims that would be costly to defend and could limit our ability to use certain critical technologies.

For example, Overture Services, Inc., acquired by Yahoo!, which operates in certain competitive areas with us and owns U.S. Patent No. 6,269,361, which purports to give Overture rights to certain bid-for-placement services and pay-per-performance search technologies. Overture is currently involved in litigation with FindWhat.com relating to this patent. FindWhat.com is contesting Overture’s patent and on May 12, 2005, FindWhat.com announced that a judge declared a mistrial after a jury was unable to reach a verdict in its patent dispute with Overture. FindWhat.com noted that another hearing is scheduled for June 24, 2005. Google Inc. recently paid a significant settlement amount to Yahoo in order to settle multiple pending claims asserted by Yahoo and its wholly-owned subsidiary, Overture. One of the claims asserted by Overture was a claim for patent infringement by Google of U.S. Patent No. 6,269,361.

As part of the settlement, Overture dismissed its patent lawsuit against Google and granted Google a fully-paid, perpetual license to the patent and several related patent applications held by Overture. As the settlement related to multiple claims, the settlement amount related directly to U.S. Patent No. 6,269,361 is unclear. The settlement may, however, increase the likelihood that Overture may further seek to enforce any rights it may have relating to U.S. Patent No. 6,269,361 and pursue further action against us.

In February 2004, we received correspondence from Overture advising us that it is willing to license its patent to us and requesting that we provide an explanation if we are not interested in a license; however, we have not had any discussions with Overture regarding any license terms or otherwise relating to that matter. If Overture construes any of our current services or business model as infringing upon the above-referenced patent, then we could be sued or asked to obtain a license, re-engineer our services or revise our business model according to terms that could be expensive and/or unreasonable. Additionally, if we were to acquire or develop a new service or business model that Overture construes as infringing upon the above-referenced patent, then we could be sued or asked to obtain a license, re-engineer our services or revise our business model according to terms that may be expensive and/or unreasonable. It is also possible that we may not be permitted to obtain a license from Overture, in which case we may be required to stop using our technology if it is found to be infringing. We may also be required to pay damages, including damages for past infringements and treble damages if we were found to have willfully infringed Overture’s patent. If we cannot develop non-infringing technology or business models or if we cannot obtain a license, our service offerings may be severely limited and we may not be able to compete effectively in our industry. Any of these risks, if they occur, could adversely affect our business and financial performance.

We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and may divert our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could cause us to pay substantial damages, including treble damages if we willfully infringe, and, also, could put our patent applications at risk of not being issued.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If investors perceive these results to be negative, it could have an adverse effect on the trading price of our common stock.

Any patent litigation could negatively impact our business by diverting resources and management attention away from other aspects of our business and adding uncertainty as to the ownership of technology and services that we view as proprietary and essential to our business. In addition, a successful claim of patent infringement against us and our failure or inability to obtain a license for the infringed or similar technology on reasonable terms, or at all, could have a material adverse effect on our business.

We may be exposed to risks associated with our international operations, which may adversely affect our business.

Our business strategy includes expanding our operations internationally, particularly relating to our Local Direct platform. We have very limited prior experience operating in foreign jurisdictions. Conducting international operations subjects us to new risks that we have not generally faced in the United States. These risks and uncertainties include:

•	localization of our services, including translation into foreign languages;

•	unexpected changes in foreign regulatory requirements, including Internet and technology regulations;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties managing and staffing international operations;

•	potentially adverse tax consequences, including foreign tax systems and restrictions on the repatriation of earnings;

•	maintaining and servicing computer hardware in distant locations;

•	complying with a wide variety of foreign laws and different legal standards; and

•	reduced or varied protection for intellectual property rights in some countries.

The occurrence of any one of these risks could negatively affect our proposed international business and, consequently, our results of operations.

We may be subject to lawsuits for information displayed on our websites and the websites of our advertisers, which may affect our business.

Laws relating to the liability of providers of online services for activities of their advertisers and for the content of their advertisers’ listings is currently unsettled. It is unclear whether we could be subjected to claims for defamation, negligence, copyright or trademark infringement or claims based on other theories relating to the information we publish on our websites or the information that is published across our Distribution Network. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We may not successfully avoid civil or criminal liability for unlawful activities carried out by our advertisers. Our potential liability for unlawful activities of our advertisers or for the content of our advertisers’ listings could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to spend substantial resources or to discontinue certain service offerings. Our insurance may not adequately protect us against these types of claims and the defense of such claims may divert the attention of our management from our operations. If we are subjected to such lawsuits, it may adversely affect our business.

Government and legal regulations may damage our business.

We are not currently subject to direct regulation by any government agency, other than regulations generally applicable to Internet businesses, and there are currently few significant laws or regulations directly applicable to access to or commerce on the Internet. It is possible, however, that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as the positioning of sponsored listings on search results pages. For example, the Federal Trade Commission, or FTC, has recently reviewed the way in which search engines disclose paid-search practices to Internet users. In 2002, the FTC issued guidance recommending that all search engine companies ensure that all paid-search results are clearly distinguished from non-paid results, that the use of paid-search is clearly and conspicuously explained and disclosed and that other disclosures are made to avoid misleading users about the possible effects of paid-search listings on search results. The adoption of laws or regulations relating to placement of paid search advertisements or user privacy, defamation or taxation may inhibit the growth in use of the Internet, which in turn, could decrease the demand for our services and increase our cost of doing business or otherwise have a material adverse effect on our business, prospects, financial condition and results of operations. Any new legislation or regulation, or the application of existing laws and regulations to the Internet or other online services, could have a material adverse effect on our business, prospects, financial condition and results of operations.

If we do not deliver traffic that converts into revenue for advertisers, then the advertisers may pay us less for their listing or discontinue listings with us.

For our services to be successful, we need to deliver consumers to advertisers’ websites that convert into sales for the advertiser. If we do not meet the advertiser’s expectations by delivering quality traffic, then they may reduce their bid prices or cease doing business with us which may adversely affect our business and financial results.

If we fail to detect click-through fraud, we could lose the confidence of our advertisers, thereby causing our business to suffer.

We are exposed to the risk of fraudulent or illegitimate clicks on our sponsored listings. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to revenue for the advertisers. As a result, our advertisers may become dissatisfied with our advertising programs, which could lead to loss of advertisers and revenue.

Failure to adequately protect our intellectual property and proprietary rights could harm our competitive position.

Our success is substantially dependent upon our proprietary technology, which relates to a variety of business and transactional processes associated with our paid-search advertising model, our Keyword DNA technology and our Local Direct search and advertising platform. We rely on a combination of patent, trademark, copyright and trade secret laws, as well as confidentiality agreements and technical measures, to protect our proprietary rights. Although we have filed patent applications and provisional patents on certain parts of our technology, much of our proprietary information may not be patentable, and we do not currently possess any patents. We cannot assure you that we will develop proprietary technologies that are patentable or that any pending patent applications will be issued or that their scope is broad enough to provide us with meaningful protection. We have applied for trademark registration of the ePilot, Assured Response, Network Advantage, Paid Search Plus and Local Direct trademarks in the United States and may claim trademark rights in, and apply for trademark registrations in the United States for a number of other marks. We cannot assure you that we will be able to secure significant protection for these marks. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology or duplicate our services or design around patents issued to us or our other intellectual property rights. If we are unable to adequately protect our intellectual property and proprietary rights, our business and our operations could be adversely affected.

We may experience downward pressure on our bid prices if advertisers do not obtain a competitive return on investment, which could have a material and adverse effect on our financial results.

We may experience downward pressure on our bid prices if advertisers do not obtain a favorable return on investment from our paid-search services in comparison to our competitors’ services or other advertising methods. We compete with other web search services, online publishers and high-traffic web sites, as well as traditional media such as television, radio and print, for a share of our advertisers’ total advertising expenditures. Many potential advertisers and advertising agencies have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to paid-search. Acceptance of paid-search marketing among advertisers will depend, to a large extent, on its perceived effectiveness and the continued growth of commercial usage of the Internet. If we experience downward pricing pressure for our services in the future, our financial results may suffer.

One Advertiser Network partner has provided a substantial portion of our revenue; the loss of this partner may have a material adverse effect on our operating results.

Our Advertiser Network partner, LookSmart, Ltd., represented 29.5% of our total revenue for the three months ended March 31, 2005. It is difficult to predict whether LookSmart will continue to represent such a significant portion of our revenue in the future. LookSmart may choose not to renew our agreement in the future or may choose to reduce the use of our paid-search services. Although we believe that other advertisers within our Advertiser Network could replace a substantial portion of LookSmart’s sponsored listings, we cannot assure you that we would receive the same number of revenue-generating click-throughs or that we could service the same breadth of search requests, in which case our business and financial results may be harmed.

One of our customers accounts for a significant portion of our accounts receivable, and the failure to collect from that customer would harm our financial condition and results of operations.

While most of our customers pay for our services in advance, some do not. One of our customers that does not pay in advance, LookSmart, has and will likely continue for the foreseeable future to account for a significant portion of our accounts receivable. At March 31, 2005, LookSmart represented 35%, of our total accounts receivable. LookSmart’s accounts have been, and will likely continue to be, unsecured and any failure to collect on those accounts would harm our financial condition and results of operations.

Problems with our computer and communication systems may harm our business.

A key element of our strategy is to generate a high volume of traffic across our network infrastructure to and from our Advertiser and Distribution Network partners. Accordingly, the satisfactory performance, reliability and availability of our software systems, transaction-processing systems and network infrastructure are critical to our reputation and our ability to attract and retain advertising customers, as well as maintain adequate customer service levels. We may experience periodic systems interruptions. Any substantial increase in the volume of traffic on our software systems or network infrastructure will require us to expand and upgrade our technology, transaction-processing systems and network infrastructure. We cannot assure you that we will be able to accurately project the rate or timing of increases, if any, in the use of our network infrastructure or timely expand and upgrade our systems and infrastructure to accommodate such increases.

We rely on third party technology, server and hardware providers, and a failure of service by these providers could adversely affect our business and reputation.

We rely upon third party data center providers to host our main servers and expect to continue to do so. In the event that these providers experience any interruption in operations or cease operations for any reason or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. We may also be limited in our remedies against these providers in the event of a failure of service. In the past, we have experienced short-term outages in the service maintained by one of our current co-location providers. We also rely on third party providers for components of our technology platform, such as hardware and software providers, credit card processors and domain name registrars. A failure or limitation of service or available capacity by any of these third party providers could adversely affect our business and reputation.

State and local governments may be able to levy additional taxes on Internet access and electronic commerce transactions, which could result in a decrease in the level of usage of our services.

Beginning in 1998, the federal government imposed a moratorium on state and local governments’ imposition of new taxes on Internet access and eCommerce transactions, which has now expired. State and local governments may be able to levy additional taxes on Internet access and eCommerce transactions unless the moratorium is reinstituted. Any increase in applicable taxes may make eCommerce transactions less attractive for businesses and consumers, which could result in a decrease in eCommerce activities and the level of usage of our services.

Our business could be substantially harmed if we fail to pay taxes we owe.

During 2000 and through 2002, we either failed to pay or failed to pay timely our federal payroll tax liabilities. As a result, we incurred penalties and interest on the unpaid balances. The original amount of unpaid taxes was approximately $1.1 million. In October 2003, we entered into an installment agreement with the Internal Revenue Service whereby we agreed to pay $30,000 per month through December 2004 and $40,000 per month thereafter until the liability is paid in full. Our agreement with the Internal Revenue Service was based on our then-current financial condition, and it may be modified or terminated by the Internal Revenue Service at any time if their information, including updated financial information that we must provide them upon request, shows that our ability to pay the amount owed has significantly changed. The Internal Revenue Service can also terminate our agreement at any time if we do not make the monthly installment payments as agreed upon, do not pay any other federal tax debt when due, do not provide financial information if requested or if they find that collection of the taxes we owe is in jeopardy. If the Internal Revenue Service terminates our agreement, they may collect the entire amount we owe by levy on our income, bank accounts or other assets, by seizing our property or by taking other legal action against us. Penalties and interest, as provided by law, will continue to accrue until the liability is paid in full. During 2004, we filed an appeal with the Internal Revenue Service for abatement of certain penalties and interest. As a result, we were granted an abatement of approximately $155,000 of accrued penalties and interest. In November 2004, we paid $1.4 million of the outstanding liability. In February 2005, we were granted an additional abatement of approximately $115,000 of accrued penalties and interest. As of March 31, 2005, the outstanding liability was $145,000. We are presently in compliance with the terms of our agreement with the Internal Revenue Service, but our business could be substantially harmed if in the future we fail to pay the taxes we owe and the Internal Revenue Service asserts its rights against us.

Risks Relating to this Offering and Ownership of Our Common Stock

The market price of our common stock has been and is likely to continue to be highly volatile, which could cause investment losses for our stockholders and result in stockholder litigation with substantial costs, economic loss and diversion of our resources.

Prior to our initial public offering which was completed on October 22, 2004, there was no public trading market for our common stock. We cannot predict the extent to which investor interest will support an active and liquid trading market for our common stock.

In addition, the trading price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations as a result of various factors, many of which are beyond our control, including:

•	developments concerning proprietary rights, including patents, by us or a competitor;

•	market acceptance of our new and existing services and technologies;

•	announcements by us or our competitors of significant contracts, acquisitions, commercial relationships, joint ventures or capital commitments;

•	actual or anticipated fluctuations in our operating results;

•	continued growth in the Internet and the infrastructure for providing Internet access and carrying Internet traffic;

•	introductions of new services by us or our competitors;

•	enactment of new government regulations affecting our industry;

•	changes in the number of our Advertising and Distribution Network partners;

•	seasonal fluctuations in the level of Internet usage;

•	loss of key employees;

•	institution of intellectual property litigation by or against us;

•	success of our international expansion;

•	changes in the market valuations of similar companies; and

•	changes in our industry and the overall economic environment.

Due to the short-term nature of our Advertiser Network and Distribution Network partner agreements and the emerging nature of the paid-search market, we may not be able to accurately predict our operating results on a quarterly basis, if at all, which may lead to volatility in the trading price of our common stock. In addition, the stock market in general, and the Nasdaq SmallCap Market and the market for online commerce companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against these companies. Litigation against us, whether or not a judgment is entered against us, could result in substantial costs, and potentially, economic loss, and a diversion of our management’s attention and resources. As a result of these and other factors, you may not be able to resell your shares above the price you paid and may suffer a loss on your investment.

Future sales of shares of our common stock that are eligible for sale by our stockholders may decrease the price of our common stock.

We had 8,106,724 shares of common stock outstanding on March 31, 2005. Of these shares, 1,534,404 are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. In addition, there were outstanding options to purchase 1,388,478 shares of our common stock and warrants to purchase 1,948,981 shares of our common stock. Actual sales, or the prospect of sales by our present stockholders or by future stockholders, may have a negative effect on the market price of our common stock.

Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline.

Our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our stockholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our common stock. The following are examples of such provisions in our amended and restated certificate of incorporation and in our amended and restated bylaws:

•	special meetings of our stockholders may be called only by our Chief Executive Officer, by a majority of the members of our board of directors and by the holders of shares entitled to cast not less than 10% of the votes at the meeting;

•	stockholder proposals to be brought before any meeting of our stockholders must comply with advance notice procedures;

•	our board of directors is classified into three classes, as nearly equal in number as possible;

•	newly-created directorships and vacancies on our board of directors may only be filled by a majority of remaining directors, and not by our stockholders;

•	a director may be removed from office only for cause by the holders of at least 75% of the voting power entitled to vote at an election of directors;

•	our amended and restated bylaws may be further amended by our stockholders only upon a vote of at least 75% of the votes entitled to be cast by the holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class; and

•	our board of directors is authorized to issue, without further action by our stockholders, up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors.

We are also subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our voting stock, the person is an “interested stockholder” and may not engage in “business combinations” with us for a period of three years from the time the person acquired 15% or more of our voting stock.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes against its post-change income may be limited. We believe that with our initial public offering, our recent private placement and other transactions that have occurred over the past three years, we have triggered an “ownership change” limitation. We have performed an analysis to determine to what extent our ability to utilize our net operating loss carryforwards is limited. We determined that our Section 382 limitation is $1.3 million a year. We may also experience ownership change in the future as a result of subsequent shifts in our stock ownership. As of December 31, 2004 we have net operating loss carryforwards of approximately $10.6 million and $10.0 million for federal and state income tax purposes, respectively.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus that are not purely historical are forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Business.” In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “possible,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

This prospectus relates to up to 1,993,438 shares of our common stock, which may be sold from time to time by selling stockholders. We will not receive any part of the proceeds from the sale of common stock by the selling stockholders. If all of the warrants being registered for resale hereunder are fully exercised, we will receive approximately $7.7 million in cash from the warrant holders. Any proceeds received by us from the exercise of warrants will be used by us for general corporate purposes, including working capital.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock commenced trading on the Nasdaq SmallCap market on October 19, 2004 under the symbol “INCX.” The following table sets forth the range of reported high and low bid quotations for our common stock as reported on the Nasdaq SmallCap Market. These prices reflect inter-dealer prices without retail markup, markdown or commissions and may not represent actual transactions.

	High	Low
Quarter ended March 31, 2005	$23.50	$9.29
Quarter ended December 31, 2004	$31.77	$7.23

On May 23, 2005 the closing price of our common stock, as reported by the Nasdaq SmallCap Market, was $7.05 per share and the number of stockholders of record of our common stock was 198.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, covenants in our debt instruments, and such other factors as our board of directors deems relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We provide paid-search services that enable businesses to reach consumers through targeted online advertising. Our services enable businesses to advertise their products and services by listing them in our distributed Internet search results. We supply these sponsored listings to our Distribution Network in response to targeted keyword searches performed by Internet users. Sponsored listings are generally compiled according to the advertiser’s bid price for a click-through in connection with a specific keyword search.

We generate revenue each time an Internet user initiates a search on our Distribution Network and clicks-through on a sponsored listing from our Advertiser Network. We subsequently share this revenue with the Distribution Network partner that provided the related search. We only recognize as revenue the portion of advertisers’ bid prices that the applicable Advertiser Network partner pays us for providing a click-through to its advertisers, as compared to the entire amount of advertisers’ bid prices from our direct advertisers. As a result, we typically generate higher revenue per click-through from our direct advertisers than from the indirect advertisers of other paid-search engines. However, due to the broad range of advertisers and related sponsored listings from our Advertiser Network partners, we tend to receive a greater volume of click-throughs on such listings. As we add additional Advertiser Network partners, we increase our opportunity to generate incremental revenue with little additional cost or effort.

We currently sell our paid-search services directly to advertisers through our direct sales force. Our business development department focuses on expanding the number of our Advertiser and Distribution Network partners. Although we have long-standing relationships with most of our Advertiser and Distribution Network partners, our contracts with such partners are non-exclusive and generally cancelable upon 30 days prior notice.

We released our Local Direct services in early 2004; however, we have not generated significant revenue from this service to date.

In February 2005, we established our European operation through the acquisition of Inspire Infrastructure 2i AB. Our European operation provides local-search technology that enables our European customers, mainly directory assistance and internet yellow page companies, to connect consumers who search for businesses on wireless devices, over the Internet, or over the phone.

Outlook for Our Business

Due to the expansion of our Distribution Network and an increase in click-throughs, we have experienced significant revenue growth since 2002. We anticipate continued revenue growth in the future due to our planned expansion of our Distribution Network. Our revenue has grown from $8.8 million in 2003 to $19.1 million in 2004. Our profitability has improved from a net income of $60,000 in 2003 to a net income of $1.5 million in 2004. Our revenue growth has been and will continue to be dependent, in part, on our ability to increase the number of click-throughs on the sponsored listings that we deliver in response to search requests originating from our Distribution Network. Our ability to increase the number of click-throughs will depend, in part, on our ability to increase our sponsored listings and advertisers in our Advertiser Network. In addition, we believe that continued revenue growth is dependent, in part, on delivering search traffic that ultimately yields Internet users that purchase products and services from our advertisers. We currently have more than 319 Distribution Network partners, an increase from 136 and 290 at December 31, 2003 and 2004, respectively.

We believe the market for Internet advertising and specifically paid-search services will continue to grow. The Kelsey Group reports that there are approximately 10 million small and medium sized enterprises in the United States and that there may be as many as 25 to 30 million more around the globe, but that only approximately 350,000 businesses use paid-search advertising. As a result, we believe that local businesses, those that principally serve consumers within a 50 mile radius of their location, many of which are small and medium sized enterprises, have not been adequately served by the paid-search industry. Our Local Direct service is designed to address this market, which we believe will provide an opportunity for increased revenue from click-throughs on the sponsored listings of local businesses.

We have increased our operating expenses to support the growth in our business and to develop and market new services and technologies. Our search serving expenses are our largest expense and have increased as our revenue has increased due to revenue-sharing agreements with our Distribution Network partners. As competition for distribution increases, we may be required to pay a higher percentage of our revenue to our Distribution Network partners. Our personnel expenses are our next largest expense and consist of salaries, commissions, benefit plans and other payroll related costs. Our personnel increased from 24 at December 31, 2002 to 65 as of December 31, 2004. We intend to hire additional personnel primarily in the areas of sales and marketing and research and development to support our anticipated growth.

Our revenue, profitability and future growth depend not only on our ability to execute our business plan, but also, among other things, on customer acceptance of our services, the growth of the paid-search market and competition from other providers of paid-search technologies and services. See “Risk Factors” for a more detailed discussion of these and other risks.

Sources of Revenue

We generate revenue from click-throughs on the sponsored listings provided by our Advertiser Network, which consists of our direct advertisers and indirect advertisers from our Advertiser Network partners. For 2003 and 2004, approximately half of our revenue was derived from our direct advertisers and approximately half was derived from indirect advertisers from our Advertiser Network partners.

Direct Advertisers

When businesses set up advertising campaigns with us, they set the bid price they are prepared to pay us each time an Internet user clicks-through on the businesses’ sponsored listings. We recognize the bid amount as revenue when a click-through occurs. For 2003 and 2004, more than 80% of our revenue from direct advertisers was paid in advance of our delivery of click-throughs. These advance payments are recorded as deferred revenue until a click-through occurs.

Advertiser Network Partners

We have contracts with 20 other paid-search and Internet yellow pages companies, our Advertiser Network partners, to provide these partners with consumer search traffic. These partners have their own advertisers who have paid-search campaigns and who have agreed to pay these partners for each click-through on a sponsored listing. Our Advertiser Network partners have agreed to pay us a portion of the revenue that they earn as a result of the click-throughs that we provide to their advertisers from our Distribution Network. We recognize our portion of the bid price as revenue at the time of a click-through. Our Advertiser Network partners generally have credit terms with us of net 30 days.

Operating Expenses

Search Serving

Search serving expenses consist primarily of revenue-sharing payments that we make to our Distribution Network partners, and to a lesser extent, Internet connectivity costs, data center costs, amortization of certain software license fees and maintenance and depreciation of computer equipment used in providing our paid-search services. Because the majority of these costs are revenue-sharing payments, we expect our search serving costs will continue to increase in absolute dollars to the extent revenue increases.

Sales and Marketing

Sales and marketing expenses largely consist of sales commissions, salaries and other costs of employment for our sales force, customer service staff and marketing personnel, and to a lesser extent, advertising and promotional expenses. When an advertiser makes a deposit into its account with us, our applicable salesperson earns a commission. We record sales commission expense in the period the deposit is received. We expect our sales and marketing expenses will continue to increase in absolute dollars to the extent we increase revenue, expand our sales force and increase our marketing activities. We expect our sales and marketing expenses to decrease as a percentage of revenue to the extent that we increase the efficiency and productivity of our sales and marketing teams.

General and Administrative

General and administrative expenses consist of salaries and other costs of employment of our executive, finance and information technology staff, along with legal, tax and accounting, and professional service fees. We expect that our general and administrative expenses will increase in absolute dollars in connection with our transition to and operation as a public company, but decrease as a percentage of revenue, to the extent that we expand our operations.

Research and Development

Research and development expenses consist of salaries and other costs of employment of our development staff as well as outside contractors. We plan to increase our number of personnel and consultants who are working to enhance our paid-search services, particularly our local search solution, which we began development of in the first quarter of 2002 and initially enables our clients to sell sponsored listings to local businesses, provide our geographically targeted search technology on their website and distribute their local sponsored listings to our Distribution Network in response to locally targeted searches. We expect this increase in personnel and consultants will result in an increase in our research and development expenses in absolute dollars. We estimate that we will generate meaningful revenue from our research and development efforts relating to Local Direct in approximately the second half of 2005.

Amortization of Intangibles

Amortization of intangibles represents the amortization of developed technology, customer contracts and relationships, and non-compete agreement associated with the Inspire Infrastructure 2i AB acquisition.

Non-Cash Equity Based Expense

Non-cash equity based expense represents the fair value at the date of grant of warrants and options granted to non-employees for services that are amortized over the vesting period.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and equity and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the result of which forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenue and expenses. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies described in more detail in Note 1 to our consolidated financial statements included in this prospectus, involve judgments and estimates that are significant to the presentation of our consolidated financial statements.

Principles of Consolidation

As a result of the acquisition that occurred in February 2005, our consolidated financial statements include the accounts of Interchange Corporation, our wholly owned subsidiaries, Interchange Europe Holding Corporation, Inspire Infrastructure 2i AB, and Inspire Infrastructure (UK) Limited, along with our majority owned subsidiary Inspire Infrastructure Espana SL. All intercompany balances and transactions have been eliminated.

Foreign Currency Translation

We measure the financial statements for our foreign subsidiaries using the local currency as the functional currency. Current assets and current liabilities of these subsidiaries are translated at the exchange rate as of the balance sheet date, while long-term items are translated at historical rates. Revenues, costs and expenses are translated at the rates prevailing during the year. Translation adjustments from this process are included in stockholders’ equity. Any gains or losses from foreign currency transactions are included in other income.

Intangible Assets

Developed technology arising from acquisitions is recorded at cost and amortized on a straight-line basis over five years.

Customer contracts and relationships arising from acquisitions is recorded at cost and amortized on a straight-line basis over five years.

Non-compete agreement arising from acquisitions is recorded at cost and amortized on a straight-line basis over three years.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets arising from acquisitions and purchased domain name is recorded at cost. Intangible assets, such as goodwill and domain name, which are determined to have an indefinite life, are not amortized in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. We will perform annual impairment reviews during the fourth fiscal quarter of each year, or earlier if indicators of potential impairment exists. Future impairment reviews may result in charges against earnings to write-down the value of intangible assets.

Revenue Recognition

We recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of our fees is probable.

We generate revenue when it is realizable and earned, as evidenced by click-throughs occurring on our advertisers’ sponsored listings. Prior to supplying a click-through, we enter into a contractual arrangement to distribute sponsored listings from an advertiser or an Advertiser Network partner. The advertisers provide sponsored listings along with bid prices (what the advertisers are willing to pay for each click-through on those listings) to us. These sponsored listings are then included as search results that we distribute in response to keyword searches performed by consumers on our Distribution Network. Depending on the source of the advertiser, we recognize an applicable portion of the bid price for each click-through we deliver on advertisers’ sponsored listings. We recognize revenue when earned based on click-through activity to the extent that the direct advertiser has deposited sufficient funds with us or collection is reasonably assured from credit worthy direct advertisers and Advertiser Network partners.

We distribute sponsored listings to our Distribution Network partners in response to consumer search requests and share a portion of revenue generated with these partners. In accordance with Emerging Issue Task Force No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, revenue is reported gross of the payment to Distribution Network partners because we act as the primary obligor and are responsible for the fulfillment of services.

We do not record an allowance for refunds due to click-fraud since we have developed filtering technology designed to identify click-fraud, double-clicks and other types of illegitimate click-throughs. Our system is designed to automatically detect and void these illegitimate click-throughs daily, prior to billing or charging advertisers. Although we have no means of calculating the exact number of illegitimate click-throughs that are not automatically detected and voided, we believe such amounts are immaterial.

Allowance for Doubtful Accounts

Our management estimates the uncollectability of our accounts receivable for losses that may result from the inability of our customers to make required payments. Management specifically analyzes accounts receivable and historical bad debt, customer concentration, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If we believe that our customers’ financial condition has deteriorated such that it impairs their ability to make payments to us, additional allowances may be required. We review past due accounts on a monthly basis and record an allowance for doubtful accounts generally equal to any accounts receivable that are over 90 days past due.

As of March 31, 2005, one customer represented approximately 35% of our accounts receivable. This customer has historically paid within the payment period provided for under the contract and management believes the customer will continue to do so.

Non-Cash Equity-Based Compensation Expense

We account for stock-based employee compensation under the intrinsic value recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, which recognizes non-cash equity-based employee compensation expense based on the difference between the fair market value of our stock and the exercise price at the date of grant. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value based method of accounting described above, and have adopted the disclosure requirements of SFAS No. 123 and related SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. For the periods presented, there was no stock-based employee compensation charged to operations.

We account for stock-based compensation for options and warrant grants to non-employees using the Black-Scholes valuation model. This requires management to make estimates of a risk-free interest rate, the expected life of the equity instrument, our expected dividend yield, and the expected volatility of our common stock price. In addition, our common stock is not publicly traded and therefore management extrapolates its estimate of our common stock prices from other arms-length transactions. These estimates are subjective and changes in these subjective estimates can materially affect the fair value recorded in our statements of operations.

Results of Operations

The following table sets forth information for the years ended December 31, 2004 and 2003 derived from our financial statements which were audited by Haskell & White LLP, and are included elsewhere in this prospectus. The information for the three months ended March 31, 2005 and 2004 has been derived from our unaudited consolidated financial statements which, in the opinion of our management, reflect all adjustments which are of a normal recurring nature, necessary to present such information fairly. The consolidation was a result of our acquisition of Inspire Infrastructure 2i AB in February 2005.

	Years Ended		Three Months Ended
	December 31,		March 31,
	2004	2003	2005	2004
			(unaudited)
			(consolidated)
	(in thousands)
Statement of Operations Data:
Revenue	$19,072	$8,784	$5,911	$3,462

Operating expenses:
Search serving	9,698	3,816	3,176	1,744
Sales and marketing	3,774	1,978	1,338	712
General and administrative	2,634	1,466	952	473
Research and development	1,282	708	556	199
Amortization of intangibles	—	—	51	—
Non-cash equity based expense	13	103	9	8

Total operating expenses	17,401	8,071	6,082	3,136
Operating income (loss)	1,671	713	(171)	326
Interest and other income (expense)	(656)	(636)	314	(300)

Income before income taxes	1,015	77	143	26
Provision (benefit) for income taxes	(521)	17	12	9

Net income	$1,536	$60	$131	$17

The following table sets forth our historical operating results as a percentage of revenue for the periods indicated:

	Years Ended		Three Months Ended
	December 31,		March 31,
	2004	2003	2005	2004
Statement of Operations Data:
Revenue	100.0%	100.0%	100.0%	100.0%

Operating expenses:
Search serving	50.8	43.4	53.8	50.4
Sales and marketing	19.8	22.5	22.6	20.6
General and administrative	13.8	16.7	16.1	13.7
Research and development	6.7	8.1	9.4	5.7
Amortization of intangibles	—	—	0.9	—
Non-cash equity based expense	0.1	1.2	0.1	0.2

Total operating expenses	91.2	91.9	102.9	90.6

Operating income (loss)	8.8	8.1	(2.9)	9.4
Interest and other income (expense)	(3.4)	(7.2)	5.3	(8.7)

Income before income taxes	5.4	0.9	2.4	0.7
Provision (benefit) for income taxes	(2.7)	0.2	0.2	0.2

Net income	8.1%	0.7%	2.2%	0.5%

Three months ended March 31, 2005 and 2004

Revenue

Revenue was $5.9 million and $3.5 million for the three months ended March 31, 2005 and 2004, respectively, representing an increase of $2.4 million or 70.7%. The increase was primarily due to an increased number of revenue-generating click-throughs, substantially all of which resulted from an increase in the number of our Distribution Network partners from 170 at March 31, 2004 to 319 at March 31, 2005. No Distribution Network partner represented greater than 10% of our revenue for the three months ended March 31, 2005 and click-through revenue from our Distribution Network partner, Okomura Digital Media IBX, represented 19.8% of our revenue for the three months ended March 31, 2004.

We derived 57.1% of our revenue from direct advertisers and 42.9% of our revenue from our Advertiser Network partners during the three months ended March 31, 2005, as compared to 48.6% of our revenue from direct advertisers and 51.4% from Advertiser Network partners during the three months ended March 31, 2004. Our Advertiser Network partner, LookSmart, represented 29.5% and 38.3% of our revenue for the three months ended March 31, 2005 and 2004, respectively.

Search serving

Search serving expenses were $3.2 million and $1.7 million for the three months ended March 31, 2005 and 2004, respectively, representing an increase of $1.5 million or 82.1%. As a percentage of revenue, search serving expenses were 53.8% and 50.4% for the three months ended March 31, 2005 and 2004, respectively. Substantially all of this increase represented increased payments to our Distribution Network partners associated with our higher revenue in the current period. The increase in percentage of revenue was due to increased revenue sharing arrangements with our distribution network partners. We expect search serving expense to continue at approximately the same percentage of revenue.

Sales and marketing

Sales and marketing expenses were $1.3 million and $712,000 for the three months ended March 31, 2005 and 2004, respectively, representing an increase of $626,000 or 87.9%. As a percentage of revenue, sales and marketing expenses were 22.6% and 20.6% for the three months ended March 31, 2005 and 2004, respectively. The increase in absolute dollars was primarily due to an increase in salaries and related personnel costs as a result of an increase in sales and marketing headcount, an increase in sales commissions associated with higher direct advertiser deposits and higher revenue, and an increase in advertising expense.

General and administrative

General and administrative expenses were $952,000 and $473,000 for the three months ended March 31, 2005 and 2004, respectively, representing an increase of $479,000 or 101.3%. As a percentage of revenue, general and administrative expenses were 16.1% and 13.7% for the three months ended March 31, 2005 and 2004, respectively. The increase in absolute dollars was primarily due to an increase in consulting, legal and accounting fees and a one-time expense for severance pay.

Research and development

Research and development expenses were $556,000 and $199,000 for the three months ended March 31, 2005 and 2004, respectively, representing an increase of $357,000 or 179.4%. As a percentage of revenue, research and development expenses were 9.4% and 5.7% for the three months ended March 31, 2005 and 2004, respectively. The increase in absolute dollars was primarily due to an increase in salaries and related personnel costs as a result of an increase in research and development headcount.

Amortization of intangibles

Amortization of intangibles expense was $51,000 and zero for three months ended March 31, 2005 and 2004, respectively. This includes the amortization of developed technology, customer contracts and relationships, and non-compete agreement associated with the Inspire acquisition.

Non-cash equity based expense

Non-cash equity based expense was $9,000 and $8,000 for the three months ended March 31, 2005 and 2004, respectively, representing an increase of $1,000 or 12.5%. As a percentage of revenue, non-cash equity based expense was less than 0.1% and 0.2% for the three months ended March 31, 2005 and 2004, respectively. The increase in absolute dollars was a result of greater options and warrants issued to non-employees.

Interest and other income (expense)

Interest and other income (expense) was $314,000 and $(300,000) for the three months ended March 31, 2005 and 2004, respectively, representing an increase in net interest and other income of $614,000. This increase was due to interest income from the cash we raised in our initial public offering and our private placement in the fourth quarter of 2004, along with a one-time abatement of penalties and interest from the IRS relating to our payroll tax liability.

Net income (loss)

We had a net income of $131,000 and $17,000 for the three months ended March 31, 2005 and 2004, respectively.

Years ended December 31, 2004 and 2003

Revenue

Revenue was $19.1 million and $8.8 million for 2004 and 2003, respectively, representing an increase of $10.3 million or 117.1%. This increase was primarily due to an increased number of revenue-generating click-throughs, substantially all of which resulted from an increase in the number of our Distribution Network partners from 136 at

December 31, 2003 to 290 at December 31, 2004. During the year ended December 31, 2003, click-through revenue from our Distribution Network partner, Okomara Digital Media IBC, represented 15.2% of our total revenue and no Distribution Network partner represented greater than 10% of our revenue for the year ended December 31, 2004.

We derived 55.6% of our revenue from direct advertisers and 44.4% of our revenue from our Advertiser Network partners during 2004 as compared to 50.1% of our revenue from direct advertisers and 49.9% from our Advertiser Network partners during 2003. One of our Advertiser Network partners, LookSmart, represented 34.9% and 33.3% of our revenue for the year ended December 31, 2004 and 2003, respectively. This increase in revenue was largely due to an expansion of our existing relationship with LookSmart.

Search Serving

Search serving expenses were $9.7 million and $3.8 million for 2004 and 2003, respectively, representing an increase of $5.9 million or 154.1%. As a percentage of revenue, search serving expenses were 50.8% and 43.4% for 2004 and 2003, respectively. Substantially all of this increase represented increased payments to our Distribution Network partners resulting from the increase in click-throughs in the current period. The increase in search serving expense as a percentage of revenue was due to increased revenue sharing arrangements with our Distribution Network partners. We expect search serving expense to continue at approximately the same percentage of revenue.

Sales and Marketing

Sales and marketing expenses were $3.8 million and $2.0 million for 2004 and 2003, respectively, representing an increase of $1.8 million or 90.8%. As a percentage of revenue, sales and marketing expenses were 19.8% and 22.5% for 2004 and 2003, respectively. The increase in absolute dollars in the current period was primarily due to an increase in sales commissions associated with higher direct advertiser deposits and higher revenue, and to a lesser extent, due to an increase in the number of sales and marketing headcount.

General and Administrative

General and administrative expenses were $2.6 million and $1.5 million for 2004 and 2003, respectively, representing an increase of $1.1 million or 78.7%. As a percentage of revenue, general and administrative expenses were 13.7% and 16.7% for 2004 and 2003, respectively. This increase in absolute dollars was primarily due to professional services costs, which includes legal, accounting and consulting fees, as a result of our becoming a public company along with higher credit card fees related to higher direct advertiser deposits.

Research and Development

Research and development expenses were $1.3 million and $708,000 for 2004 and 2003, respectively, representing an increase of $574,000 or 81.1%. As a percentage of revenue, research and development expenses were 6.7% and 8.1% for 2004 and 2003, respectively. This increase in absolute dollars was due to an increase in salaries and related personnel costs as a result of an increase in research and development headcount.

Non-Cash Equity Based Expense

Non-cash equity based expense was $13,000 and $103,000 for 2004 and 2003, respectively, representing a decrease of $90,000 or 87.4%. As a percentage of revenue, non-cash equity based expense was 0.1% and 1.2% for 2004 and 2003, respectively. This decrease in absolute dollars was primarily due to the issuance of warrants to non-employees for services in the current period.

Interest and Other Income (Expense)

Interest and other income (expense) was $(656,000) and $(636,000) for 2004 and 2003, respectively, representing an increase in the net interest expense of $20,000 or 3.1%. This increase was due to interest expense relating to the convertible secured debentures issued during 2003. As a result of our initial public offering in October 2004, our private placement in December 2004 and the conversion of our convertible secured debentures in November 2004, we expect our interest income to substantially increase and our interest expense to substantially decrease in the future.

Provision (benefit) for Income Taxes

Provision (benefit) for income taxes was $(521,000) and $17,000 for 2004 and 2003 respectively. Prior to 2004, we had established a valuation allowance equal to 100% of our net deferred tax asset. Due to our continued profitable operating performance, completion of financing rounds in the fourth quarter of 2004, and forecasted operating results for 2005, we released a portion of our valuation allowance, which resulted in a non-cash benefit to our tax expense of $521,000 in 2004.

Net Income

We had a net income of $1.5 million and $60,000 for 2004 and 2003, respectively.

Liquidity and Capital Resources

We have funded our business, to date, primarily from the issuance of equity and debt securities. Cash and cash equivalents were $24.6 million as of December 31, 2004 and $6.0 million as of March 31, 2005. Marketable securities were $10.4 million as of December 31, 2004, and $14.2 million as of March 31, 2005. We had working capital of $33.5 million at December 31, 2004 and $16.3 million as of March 31, 2005.

Net cash provided by (used in) operations was $164,000 and $(1.7 million) in 2004 and 2003, respectively. The increase in cash provided by operations was primarily due to an increase in net income.

Net cash used in investing activities was $10.9 million and $376,000 in 2004 and 2003, respectively. The increase in cash used in investing activities was due to an increase in marketable securities.

Net cash provided by financing activities was $34.7 million and $2.7 million in 2004 and 2003, respectively. In 2004, we raised gross proceeds of $25.3 million from our initial public offering, $15.0 million in a private placement and $325,000 from the exercise of warrants. In 2003, we raised gross proceeds of $2.4 million from the issuance of convertible secured debentures, $500,000 from the issuance of convertible secured promissory notes and $2,000 from the exercise of stock options.

Initial Public Offering (IPO)

The Securities and Exchange Commission declared our registration statement on Form SB-2 (Registration No. 333-116965) under the Securities Act of 1933 effective on October 18, 2004. Under this registration statement, in an initial public offering, we registered 3,157,500 shares of our common stock, including 407,500 shares subject to the underwriters’ over-allotment option, with an aggregate public offering price of $25,260,000.

On October 22, 2004, we completed our IPO in which we sold 2,750,000 shares of our common stock that resulted in gross proceeds of $22,000,000, of which we paid approximately $1,540,000 in underwriting discounts and commissions, $440,000 as a non-accountable expense allowance to the underwriters and approximately $1,275,000 in related IPO costs. As a result, the approximate net cash proceeds from the offering were $18,745,000. In connection with the IPO, the underwriters were issued warrants to purchase 315,750 shares of our common stock at an exercise price of $10.00 per share that expire on October 22, 2009. The fair value of these warrants, using the Black-Scholes model at the date of grant, was $499,333 and was recorded as an IPO cost. The assumptions used in the Black-Scholes model were as follows: no dividend yield; 3.31% interest rate; five years contractual life; and volatility of 25%.

Upon the completion of our IPO on October 22, 2004, we issued an aggregate of 1,169,722 shares of our common stock upon the automatic conversion of our outstanding preferred stock. The preferred stock converted as follows: 497,750 shares of our convertible preferred Series A stock automatically converted into 598,866 shares of our common stock; 68,188 shares of our convertible preferred Series B stock automatically converted into 102,734 shares of our common stock; 284,188 shares of our convertible preferred Series C stock automatically converted into 292,711 shares of our common stock; 123,999 shares of our convertible preferred Series D stock automatically converted into 136,604 shares of our common stock; and 34,000 shares of our convertible preferred Series E stock automatically converted into 38,807 shares of our common stock. Subsequent to the IPO, there are no shares of convertible preferred stock issued or outstanding.

On November 1, 2004, the underwriters exercised their over-allotment option. As a result, we sold an additional 407,500 shares of common stock resulting in gross proceeds of $3,260,000, of which we paid approximately $228,200 in underwriting discounts and commissions and $65,200 as a non-accountable expense allowance to the underwriters. As a result, the approximate net cash proceeds were $2,966,600.

Convertible Secured Promissory Note

In January 2003, we issued three convertible secured promissory notes to Frastacky Associates for the principal amount of $500,000, in aggregate. These notes bore interest at 10% per annum and could be converted into shares of our common stock at a rate of $2.00 per share at any time prior to the payment in full of these notes.

In June 2003, we entered into a loan extension and conversion agreement with Frastacky Associates with respect to the three above-described convertible secured promissory notes as well as four other convertible secured promissory notes we issued in 2001 and 2002. This agreement extended the maturity date of the seven outstanding convertible secured promissory notes payable to Frastacky Associates with an outstanding principal amount of $1.3 million to April 30, 2004.

In April 2004, we entered into a loan extension and conversion agreement with Frastacky Associates with respect to the seven outstanding convertible secured promissory notes payable to Frastacky Associates with an outstanding principal amount of $1.3 million to the earlier of (i) one day before the first maturity date of any outstanding convertible secured debentures, (ii) ten business days after we complete an initial public offering of our common stock, or (iii) December 31, 2004. During October 2004, we repaid the full outstanding principal amount of the convertible secured promissory notes of $1.3 million and the accrued interest of $176,058 to Frastacky Associates.

Convertible Secured Debentures

Between August 2003 and November 2003, we sold an aggregate of $2.4 million in convertible secured debentures plus warrants to purchase 476,400 shares of our common stock at an exercise price of $3.75 per share and a five year term to various investors. The convertible secured debentures were secured by our assets and were subordinated to the Frastacky Associates convertible secured promissory notes discussed above. The purchases of the convertible secured debentures and the related warrants took place in seven tranches on August 27, 2003, September 5, 2003, September 16, 2003, September 30, 2003, October 15, 2003, October 20, 2003 and November 20, 2003. The convertible secured debentures were due on the earlier of (i) the first anniversary from the date of issuance, or (ii) fifteen days following our consummation of any equity and/or debt financing with aggregate gross proceeds of at least $10.0 million. Each convertible secured debenture holder had the right, at any time, to convert their debenture into shares of our common stock at $3.35 per share. In connection with the issuance of the convertible secured debentures, we paid $604,708 in cash for placement agent fees. We also issued warrants to purchase 303,851 shares of our common stock at an exercise price of $4.00 per share, which expire on May 31, 2008.

Between August 2004 and October 2004, we entered into agreements with holders of our convertible secured debentures with maturity dates of August 27, 2004, September 5, 2004, September 16, 2004, September 30, 2004, October 15, 2004 and October 20, 2004. These agreements extended the maturity date of the convertible secured debentures to the earlier of (i) December 31, 2004 or (ii) 15 days following the completion of a financing with proceeds to us of at least $10 million. During November 2004, holders of the convertible secured debentures converted $2,360,172 of principal amount into 704,529 shares of our common stock. The remaining principal amount of $21,828 plus accrued interest of $211,597 was paid in November 2004 and no convertible secured debentures remain outstanding.

Private Placement

On December 20, 2004, we entered into an agreement to sell 822,000 shares of our common stock to institutional investors for $18.25 per share in a private placement transaction, which closed on December 30, 2004. The transaction resulted in gross proceeds $15,001,500, of which we paid approximately $997,000 in related costs. As a result, the approximate net cash proceeds from the private placement were $14,004,000. In connection with the sale of common stock, the investors were issued warrants to purchase 164,400 shares of our common stock at an exercise price of $25.53 per share that expire on December 30, 2009. The fair value of these warrants, using the Black-Scholes model at the date of grant, was $2,339,206 and was recorded as a private placement cost. The assumptions used in the Black-Scholes model were as follows: no dividend yield; 3.64% interest rate; five years contractual life; and volatility of 125%.

Sutter Capital Loan Agreement

In February 2003, we entered into a settlement agreement with Sutter Capital in which we issued 50,000 shares of our common stock and warrants to purchase 93,750 shares of our common stock that are exercisable at $2.00 per share and expire in 2008 in consideration of the retirement of all indebtedness owed under the loan agreement, dated December 14, 2001, with Sutter Capital.

Bear Flag Secured Promissory Note

In August 2003, we entered into a settlement agreement with Bear Flag in which we (i) repaid the outstanding principal amount of the secured promissory note, dated June 4, 2002, plus interest and legal fees, (ii) issued to Bear Flag warrants to purchase 125,000 shares of our common stock that are exercisable at $2.00 per share and expire in 2008, (iii) adjusted the exercise price of Bear Flag’s warrants issued with the secured promissory note, in June 2002, to $2.00 per share which expire in 2007, and (iv) adjusted the exercise price of Bear Flag’s warrants issued for extension of the secured promissory note, in September 2002, to $2.00 per share.

Payroll Tax Liability

In October 2003, we entered into an installment agreement with the Internal Revenue Service whereby we agreed to pay approximately $1.1 million, plus penalties and interest, for federal payroll tax liabilities that we failed to pay or timely pay during 2000 and through 2002. Pursuant to our agreement, we agreed to pay $30,000 per month through December 2004 and $40,000 per month thereafter until the liability is paid in full. Our agreement with the Internal Revenue Service was based on our then-current financial condition, and it may be modified or terminated by the Internal Revenue Service at any time if their information, including updated financial information that we must provide them if requested, shows that our ability to pay the amount owed has significantly changed. The Internal Revenue Service can also terminate our agreement at any time if we do not make the monthly installment payments as agreed upon, do not pay any other federal tax debt when due, do not provide financial information when they request or if they find that collection of the taxes we owe is in jeopardy. If the Internal Revenue Service terminates our agreement, they may collect the entire amount we owe by levy on our income, bank accounts or other assets, by seizing our property or by taking other legal action against us. Penalties and interest, as provided by law, will continue to accrue until the liability is paid in full. During 2004, we filed an appeal with the Internal Revenue Service for abatement of certain penalties and interest. As a result, we were granted an abatement of approximately $155,000 of accrued penalties and interest. In November 2004, we paid $1.4 million of the outstanding liability. As of December 31, 2004, the outstanding liability was $261,000. In February 2005, we were granted an additional abatement of approximately $115,000 of accrued penalties and interest of our outstanding federal payroll tax liability. As of March 31, 2005, the outstanding liability was $145,000.

Inspire Infrastructure 2i AB Acquisition

On February 28, 2005, we completed the acquisition, through a wholly owned subsidiary, of all of the outstanding capital stock of Inspire Infrastructure 2i AB, a Swedish Internet and wireless local-search technology company for $15.0 million in cash and cash acquisition costs of $323,000. Under the terms of the acquisition, Inspire shareholders can receive additional consideration consisting of up to 447,067 shares of our common stock, valued at $7.5 million based upon a 30-day moving average, which is payable upon the achievement of certain future business performance criteria.

New Facility Lease

On March 18, 2005, we entered into a lease agreement with the Irvine Company. Under the terms of the lease, our headquarters will move from its present location at 24422 Avenida de la Carlota, Suite 120, Laguna Hills, California to 1G Technology Drive, Irvine, California. The new headquarters will consist of approximately 23,352 square feet. The lease is for a period of sixty months, plus such additional number of days as may be required to cause the lease to terminate on the final day of the calendar month. The aggregate rent for the term of the lease is approximately $1,793,436. In addition to rent, the lease requires us to pay certain taxes, insurance and operating costs related to the leased building, in amounts yet to be determined. We are also responsible for the costs of certain tenant improvements associated with the new facility but will be entitled to reimbursement for certain costs from the landlord.

Management believes, based upon projected operating needs, that our working capital is sufficient to fund our operations for at least the next 12 months.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Changes in United States’ interest rates would affect the interest earned on our cash and cash equivalents. Based on our overall interest rate exposure at December 31, 2004, a near-term change in interest rates, based on historical movements, would not materially affect the fair value of interest rate sensitive instruments. Our debt instruments have fixed interest rates and terms and, therefore, a significant change in interest rates would not have a material adverse effect on our financial position or results of operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our investors.

Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Such statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires mandatory redeemable financial instruments to be classified within the liability section of the balance sheet. The statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Any such transaction entered into subsequent to May 15, 2003 is to be classified immediately within the liability section of the balance sheet. For non-public companies, SFAS No. 150 is effective for fiscal years beginning after December 15, 2003. Upon adoption, we do not anticipate a material impact on our financial statements.

In January 2003, FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. In December 2003, the FASB issued a revision to FIN 46 (FIN 46R). FIN 46R clarifies the application of ARB No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. FIN 46R requires the consolidation of these entities, known as variable interest entities, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must, at a minimum, apply the unmodified provisions of the Interpretation to entities that were previously considered “special-purpose entities” in practice and under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. We do not believe that we have any investments in variable interest entities that will require consolidation.

In December 2004, FASB issued SFAS No. 123R, Share Based Payments. The statement requires public companies to measure the cost of employee services in exchange for an award of equity instruments to be based on the grant-date fair value of the award as determined by using an option-pricing model. This statement eliminates the alternative to use APB No. 25’s intrinsic value method of accounting that was provided in Statement No. 123 as originally issued. Under Opinion No. 25, issuing stock options to employees generally resulted in recognition of no compensation cost. This Statement requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. The statement also clarifies and expands Statement No. 123’s guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. The Statement is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. We are currently reviewing the impact on our financial statements of implementing this statement.

BUSINESS

Overview

We provide paid-search advertising services to businesses on the Internet. Our services enable businesses to list their products and services in our distributed Internet search results. By providing listings of products and services to consumers in a targeted search context, we offer businesses an effective method of accessing consumers during the purchasing process.

Our sponsored listings are derived from our Advertiser Network, which includes approximately 5,000 of our direct advertisers as well as a large number of indirect advertisers from 20 other paid-search and Internet yellow pages companies. We supply these aggregated sponsored listings to our Distribution Network, which is a network of more than 319 websites and search engines that integrate our search results into their websites, in response to targeted keyword searches performed by Internet users on those websites. During the three months ended December 31, 2004, we received an average of approximately 100 million Internet searches per day from our Distribution Network.

We generate revenue each time an Internet user initiates a search on our Distribution Network and clicks-through on a sponsored listing from our Advertiser Network. We generally compile these sponsored listings according to bid price, which is the amount an advertiser is willing to pay for each click-through. Advertisers pay only when an Internet user clicks-through on the advertiser’s sponsored listing. Our distribution model is designed to provide sponsored listings from our direct advertisers as well as the advertisers of other paid-search engines to our broad Distribution Network, which increases the opportunity for us and our partners to generate revenue by increasing the number of Internet searches as well as the number of advertisers and sponsored listings.

In early 2004, we released Local Direct, our local search and advertising platform that incorporates our Keyword DNA technology. This proprietary platform is designed to deliver geographically-targeted, relevant search results on our customers’ websites. We currently market Local Direct primarily to Internet yellow pages websites as well as to other websites and search engines that provide local business information and serve local advertisers. Websites and search engines serving local advertisers on our Local Direct platform are able to provide their advertisers with access to our Distribution Network. Thus, Local Direct represents a way for us to increase the total number of indirect advertisers participating in our Advertiser Network. Local Direct enables local businesses to conduct paid-search advertising, which we believe is a new and evolving market that is not effectively served at this time.

On February 28, 2005, we completed the acquisition, through a wholly owned subsidiary, of all of the outstanding capital stock of Inspire Infrastructure 2i AB, a Swedish Internet and wireless local-search technology company for $15.0 million in cash and cash acquisition costs of $323,000. Under the terms of the acquisition, Inspire shareholders can receive additional consideration consisting of up to 447,067 shares of our common stock, valued at $7.5 million based upon a 30-day moving average, which is payable upon the achievement of certain future business performance criteria.

Industry Overview

The Internet and eCommerce

The Internet is a global medium for communication, information and commerce. As access to the Internet increases, we believe that more people will purchase goods and services online. Forrester Research, Inc. estimates that online purchases of goods and services by U.S. consumers will grow from approximately $168 billion in 2005 to approximately $288 billion by 2009. We believe that this expected growth in eCommerce will be facilitated in part by decreasing prices of Internet access devices and increases in the performance of those devices, increasing use of personal computers and an increasing availability of high-speed Internet access. The Internet provides a dynamic platform to deliver and access information and complete transactions, which we believe will contribute to the growth of eCommerce.

As use of the Internet to research and purchase products and services increases, businesses are seeking ways to more effectively reach consumers online. As a result, both online and traditional retail businesses are increasingly using the Internet to advertise their products and services. Jupiter Research estimates that paid search will continue to grow faster than any other sector of online advertising, increasing from $2.6 billion in 2004 to $5.5 billion in 2009.

The advertising industry, and specifically online advertising, is evolving to meet the increasing eCommerce demands of both consumers and businesses.

Online Advertising and Paid-Search

Most online advertising has historically been impression-based, where an advertiser pays based upon the number of times an advertisement is exposed to a potential consumer. We believe it has been difficult for businesses to measure the return on investment for impression-based advertising. Alternatively, keyword-targeted search-based advertising, also known as paid-search, pay-per-click or sponsored listing advertising, allows online advertisers to accurately measure the effectiveness and response rates of advertisements and adjust their campaigns accordingly. If necessary, advertisers can change listings rapidly and cost effectively in response to information such as consumer behavior, product pricing or product availability. Paid-search advertising also gives advertisers the ability to target online advertisements to individuals with specific and immediate interests and to pay for advertising only when an Internet user actually clicks-through on the advertiser’s sponsored listing. We believe that Internet advertising generally, and paid-search advertising in particular, will continue to grow as consumers and businesses increasingly use the Internet as a means of communicating information and conducting transactions.

Although businesses have many online advertising options, we believe that paid-search advertising has grown faster and will continue to grow faster than most other online advertising alternatives because it places an advertiser’s message in front of a consumer at the time that the consumer has proactively demonstrated an interest in what the advertiser has to offer. Consumers demonstrate this interest in products or services when they enter related keywords into a search box. According to Forrester Research, search engine marketing spending will increase from $2.8 billion in 2004 to $5.6 billion in 2008.

We also believe that searches for products, services and businesses within a geographic region, or local search, will be an increasingly significant segment of the online advertising industry. Although paid-search advertising has been used primarily by businesses that serve the national market, local businesses are increasingly using online advertising to attract local customers. Local search allows consumers to search for local businesses’ products or services by including geographic area, zip code, city and other geographically targeted search parameters in their search requests. Local paid-search is relatively new, and as a result it is difficult to determine our current market share or predict our future market share; however, The Kelsey Group estimates that the local search market will grow to $3.4 billion by 2009. We do not believe that other local search services effectively serve the needs of local businesses.

Our Solution

We believe our services provide the following benefits to our direct advertisers, our Advertiser and Distribution Network partners and consumers:

•	Measurable Return on Investment. We enable businesses to target their advertising directly at consumers who are searching the Internet for information relating to the products and services that our advertisers offer. Our systems are designed to make advertising with us as easy and efficient as possible. Advertisers can create a wide variety of sponsored listings and bid on numerous keywords, increasing the likelihood that a sponsored listing is tailored to a consumer’s search. Our online tracking and reporting systems give advertisers timely updates on how their campaigns are performing and calculate the rate at which consumers are visiting their websites. Our advertisers are able to use this information to change or refine their campaigns in real-time. For example, at any time advertisers can use our website to edit listings, change keywords or alter bid amounts to improve their return on investment.

•	Targeted Advertising. By bidding on relevant keywords, businesses can target consumers at the exact time a consumer has demonstrated an interest, through search, in what the business has to offer. We believe that paid-search advertising delivers a more relevant list of commercial sites for Internet users because advertisers generally only bid on keywords that are related to the products and services they offer.

•	Large Number of Advertisers. When Internet users perform a search on one of our Distribution Network partners’ websites, they are able to search sponsored listings from approximately 5,000 of our direct advertisers as well as a large number of indirect advertisers from 19 other paid-search and Internet yellow pages companies. The breadth of advertisers within our Advertiser Network increases the likelihood that we can provide relevant sponsored listings to consumers. We believe that this increases the possibility that consumers will click-through on one of our sponsored listings, thereby generating revenue for us as well as our Advertiser and Distribution Network partners.

•	Widespread Distribution. We currently distribute our sponsored listings to more than 290 websites and search engines that make up our Distribution Network, which provided us with an average of approximately 100 million searches per day during the three months ended December 31, 2004. This broad distribution exposes our sponsored listings to more Internet users, thereby increasing advertisers’ access to consumers who are seeking information relating to their products and services. We believe that the more opportunities advertisers have to place their messages in front of targeted consumers in the form of sponsored listings on our Distribution Network, the greater the likelihood that revenue-generating click-throughs will occur.

•	Access to Paid-Search Advertising. We provide our Distribution Network partners the opportunity to generate revenue with minimal effort or expense by accessing our broad base of sponsored listings. Many of our Distribution Network partners are small businesses that do not have the resources and technology required to generate revenue from paid-search advertising. Our Distribution Network partners are able to earn revenue when consumers on their sites who are searching for information relating to products and services click-through on our sponsored listings included in the search results.

Our Strategy

Our objective is to be a leader in paid-search by growing our Advertiser and Distribution Networks, enhancing the services we currently provide and innovating new products and services. The key elements of our strategy are to:

•	Expand Our Advertiser Network. We intend to increase our Advertiser Network by expanding our sales and business development teams, increasing our telesales efforts, establishing new relationships with other paid-search companies, participating in trade shows, and strengthening our brand through other online and offline marketing activities. We also intend to pursue expansion of our business into international markets where consumers, advertisers and search providers are seeking paid-search technologies.

•	Expand Our Distribution Network. We intend to continue to increase the number of searches we receive by expanding the number of websites and search engines in our Distribution Network. The more searches we receive and respond to with sponsored listings, the more opportunities we have to receive click-throughs on those sponsored listings, and therefore, to generate revenue. We intend to continue attracting Distribution Network partners principally through our business development team, online and offline marketing efforts and participation in industry trade shows. We believe potential Distribution Network partners want to include our sponsored listings in their search results because we are able to deliver a large number of sponsored listings, which can increase their ability to generate revenue from their existing search requests.

•	Develop New Local Search Services. We launched our Local Direct search and advertising platform in early 2004. We have only just begun to receive revenue from this new service offering, and we intend to commit additional resources, mainly research and development personnel, to the continued development and improvement of our Local Direct services. Non-paid-search technology has traditionally responded to search requests by listing all relevant results from all of the websites on the Internet. We believe that the demand for search results targeted to a specific geographic region is increasing as more people have begun to rely on the Internet as their primary reference source. We further believe our local search technology will enable increasing numbers of local businesses to connect with consumers via paid-search. We primarily market our Local Direct services to Internet yellow pages websites, newspaper publishers and city guides that generally have existing relationships with local businesses. It is our objective to continue to offer Internet yellow pages websites, newspaper publishers and city guides serving local markets a growing range of advertising services that are integrated into our Local Direct platform, which they can select to offer to their own advertisers. In March 2005, we acquired the Local.com domain name to be a destination site for our local search services.

•	International Expansion. We intend to market our national and local paid-search services in foreign markets. We believe that our services, specifically our Local Direct search and advertising platform, can be utilized by web sites and search engines that serve local advertisers in foreign markets. When we establish foreign operations, we may need to make capital expenditures for data centers and hire staff in various countries. In February 2005, we completed the acquisition of Inspire Infrastructure 2i AB, a European based local-search company.

•	Acquisition of Strategic Technologies and Businesses. In addition to the Inspire Infrastructure 2i AB acquisition, we may acquire technologies and other businesses that enhance our ability to serve consumers, advertisers and our platform clients with our national and local paid-search services.

Our Services

Paid-Search

Our paid-search services enable businesses to advertise their products and services with sponsored listings that we make available in response to relevant search requests by Internet users. Our distribution model is designed to concurrently source sponsored listings from both our direct advertisers as well as advertisers of other paid-search engines, and then distribute those listings throughout our Distribution Network of websites and search engines in response to specific keyword searches by consumers on those sites. Advertisers pay only when an Internet user clicks-through on their sponsored listing. When an Internet user clicks-through on a sponsored listing from our Advertiser Network, we generate revenue that we then share with the applicable Distribution Network partner.

Advertiser Network. Paid-search companies join our Advertiser Network to gain access to the large number of searches originated on our Distribution Network. We believe this access to consumer search requests increases the opportunity for click-through revenue because the advertiser’s listings are distributed in response to a larger number of consumer search requests.

Our sponsored listings are derived from our direct advertisers as well as the indirect advertisers from our Advertiser Network partners, which are 20 other paid-search and Internet yellow pages companies such as Ask Jeeves, Inc., Engine54.com (a division of 24/7 Real Media, Inc.), FindWhat.com, Kanoodle.com, Inc. and LookSmart. Indirect advertisers create their listings and set bid amounts through one or more of our Advertiser Network partners. Direct advertisers create their listings through our account management systems by developing listing descriptions, identifying keywords and setting bid amounts relating to those keywords. Our editorial team reviews our direct advertisers’ sponsored listings for content and relevance. Our sponsored listings are distributed across our Distribution Network in response to matching keyword searches initiated by consumers on those sites. Advertisers’ listings are generally ranked according to the price they are willing to pay for a click-through. Thus, advertisers must compete for click-throughs by bidding against other advertisers in the Advertiser Network. We believe our Advertiser Network provides an important competitive bidding element, and produces more relevant search results than afforded by competitors with a smaller base of advertisers. This also provides us with a large number of advertisers for each search term, which we believe increases the likelihood of generating a click-through and producing revenue for us and our partners. Websites and search engines may join either or both of our Advertiser and Distribution Networks, but we only generate revenue from click-throughs originating on our Distribution Network.

Distribution Network. Websites and search engines join our Distribution Network because we are a single point of contact for a large number of paid-search advertisers from our Advertiser Network. This increases our Distribution Network partners’ opportunities to generate revenue from their consumer search traffic.

Our Distribution Network currently consists of more than 319 websites and search engines. When a consumer initiates a search on one of those sites, we receive the search request and then deliver relevant sponsored listings from our Advertiser Network in response. During the three months ended December 31, 2004, we received an average of approximately 100 million Internet searches per day from our Distribution Network. We generally compile the results for a search request according to the amount an advertiser bids for a click-through. Although our Distribution Network partners typically display the results in order of the bid, they are not obligated to display our results in the same order that we deliver them. Many of our Distribution Network partners combine search results from other providers with our listings in order to increase possible search results to satisfy an Internet user’s search request.

Advertiser Account Management

We have developed and deployed proprietary systems to make advertising with us as easy and efficient as possible. Our advertisers can easily create a variety of sponsored listings and bid on numerous keywords, increasing the likelihood that a sponsored listing is tailored to a consumer’s search request. Our direct advertisers are able to manage their accounts at our ePilot website, located at www.epilot.com. Our advertisers use our ePilot website’s self-service tools to create, develop, budget and pay for their advertising campaigns. Our account representatives also offer full customer service to assist our advertisers in creating and managing their accounts. Advertisers can access their accounts to manage their campaigns, at any time, in the following ways:

•	Select or Edit Keyword Terms. Advertisers enter the keywords directly relevant to their website content, products or services. The selected keywords will be linked to the advertiser’s sponsored listings. Our keyword suggestion tool is available to assist in this process and help build an effective campaign.

•	Create or Edit Listings. Advertisers create or edit descriptions for each of their sponsored listings, which typically consist of a title and description of their products or services. The objective is to entice a consumer to click on their sponsored listing rather than a competitor’s sponsored listing.

•	Enter or Edit Bid Amount. Once specific keywords are linked by the advertiser to their sponsored listings, the advertiser must bid for the amount they are willing to pay for each click-through on the sponsored listings. Advertisers compete against each other for access to potential consumers by bidding on specific keywords. Our systems enable advertisers to view competitor’s bids within our real-time auction environment and adjust their bids accordingly. We deliver our sponsored listings to our Distribution Network partners with the associated bid amounts. Our Distribution Network partners generally place the highest bids at the top of the page of search results. This provides an incentive for advertisers to increase their bid amounts in order to appear at the top of search results where click-throughs are more likely to occur.

•	View Campaign Performance Reports. Advertisers have online access to campaign performance reports that evaluate the performance of their keyword combinations, bid placements or listing descriptions. Advertisers can adjust their listings or bid amounts at any time based on the results of these reports.

Local Direct

In early 2004, we launched our Local Direct search and advertising platform. We generally market this service to websites that provide local business information, such as Internet yellow pages websites. Businesses that utilize our Local Direct services can sell sponsored listings to local businesses, provide our geographically targeted search technology on their website and distribute their local sponsored listings to our Distribution Network in response to locally targeted searches. Our Local Direct services include:

•	Assured Response. Assured Response is a service designed for clients who wish to use our Keyword DNA technology in delivering responses to local search requests. We believe Assured Response improves the search results of clients by indexing their own data and/or retrieving data from multiple data sources, increases revenue from their own advertiser relationships by enabling distribution of the Internet yellow pages site’s advertiser listings across our Distribution Network, and enables the client to access sponsored listings from our Advertiser Network in order to increase revenue from their own search traffic.

•	Network Advantage. Network Advantage provides our Local Direct clients with access to both our Advertiser and Distribution Networks. Access to our Distribution Network gives our Local Direct clients the opportunity to earn additional revenue from click-throughs on listings they provide in response to searches on the websites of our Distribution Network partners. Access to our Advertiser Network gives our clients the opportunity to earn additional revenue from consumer searches on their own websites by providing our wide variety of sponsored listings in response to relevant search requests they receive.

•	Paid Search Plus. Paid Search Plus is a private-label version of our proprietary account management systems. We provide our private-label clients with a license to our account management solution, which the client can then integrate in the look and feel of their own website or search engine. This allows our clients to preserve their own brand and maintain a direct relationship with their own advertisers, while also empowering them to sell sponsored listings to those advertisers using our account management solutions.

Technology, Research and Development

We make our services available to advertisers and our Advertising and Distribution Network partners through a combination of our own proprietary technology and commercially available technology from industry leading providers.

We believe that it is important that our technologies be compatible with the systems used by our Advertiser and Distribution Network partners. Our core technology platform operates on universally accepted standards such as XML and SOAP for business-to-business computing and we believe that these standards provide for platform independence and simplified integration with other systems. We rely upon third parties to provide hosting services, including hardware support and service and network coordination.

Our research and development efforts are focused on developing new services and enhancing our existing services to provide additional features and functionality that we believe will appeal to our direct advertisers and our Advertiser and Distribution Network partners. Our research and development efforts also include the development and implementation of business continuity and disaster recovery systems, improvement of data retention, backup and recovery processes. As of December 31, 2004, we had 16 employees in product and technical development.

Our research and development expenses were $1.3 million and $708,000 for the years ended December 31, 2004 and 2003.

Keyword DNA Technology

Our Keyword DNA technology is our proprietary method for indexing large amounts of data, and is critical to our Local Direct search and advertising platform. Keyword DNA technology enables consumers to enter into a search engine the particular product or service they are seeking and a given geographic area. Our Keyword DNA technology then attempts to locate the appropriate business listing, searching as many different data sources as directed, to find the results. Unlike other search engine technologies, Keyword DNA is designed to return only the businesses that supply, or are likely to supply, the appropriate product or service in a given geographic area. Keyword DNA does not return results based upon information that may appear on a website. We believe that our methodology increases the relevancy of geographically targeted search results.

Distribution Technology

A fundamental aspect of our business is the ability to source large volumes of sponsored listings from our Advertiser Network and distribute those listings to our Distribution Network in response to consumer search requests, and to do so in real-time. Our technology is designed to gather information from multiple data points and compile the results according to a proprietary set of rules that we have developed. Each click-through from our Distribution Network is subject to a filtering process in order to improve advertiser return on investment by minimizing such things as double-clicks and other illegitimate click-throughs. This technology incorporates a sophisticated accounting system that provides our direct advertisers and our partners with the information they need to manage their relationships with us. In addition, our bid management system creates a real-time auction among advertisers in which they are able to bid for click-throughs. We believe that our technology supporting our distribution model provides us a competitive advantage.

Sales, Marketing and Business Development

As of December 31, 2004, we had 24 full-time employees in our sales department, 10 in our business development department, two in our marketing department and six in our customer service department. Our sales department sells our paid-search services directly to advertisers through telesales, direct marketing, and attendance at and sponsorship of various trade shows and industry events. Our business development department focuses on expanding the number of our Advertiser and Distribution Network partners. Our marketing department focuses on promoting our business and brands through press coverage, advertising and trade shows. Our customer service department is devoted primarily to providing support to our customers. Our key sales, marketing and business development personnel are compensated with salaries and performance-based bonuses.

Competition

The online paid-search market is intensely competitive. Our primary current competitors include Yahoo!, Google and our own Advertiser Network partners. Non-paid-search engines are beginning to offer paid-search services, and we believe that additional companies will enter into the paid-search advertising market. Although we currently pursue a strategy that allows us to partner with a broad range of websites and search engines, our current and future partners may view us as a threat to their own internal paid-search services. We believe that the principal competitive factors in our market are network size, revenue sharing arrangements, services, convenience, accessibility, customer service, quality of search tools, quality of editorial review and reliability and speed of fulfillment of paid-search listings across the Internet infrastructure.

Competition for the distribution of sponsored listings could cause us to enter into agreements with our Distribution or Advertiser Network partners with less favorable terms or to lose partners. This could reduce our number of click-throughs, reduce revenue or increase search-serving expenses, all or some of which may have a material adverse effect on our business, operating results and financial condition.

We also compete with other online advertising services as well as traditional offline media such as television, radio and print, for a share of businesses’ total advertising budgets. Nearly all of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Our competitors may secure more favorable revenue sharing arrangements with network distributors, devote greater resources to marketing and promotional campaigns, adopt more aggressive growth strategies and devote substantially more resources to website and systems development than we do.

The search industry has recently experienced consolidation, including the acquisitions of companies offering paid-search services. Industry consolidation may result in larger, more established and well-financed competitors with a greater focus on paid-search services. If this trend continues, we may be not be able to compete in the paid-search market and our financial results may suffer.

Additionally, larger companies such as Google and Microsoft may implement technologies into their search engines or software that make it less likely that consumers will reach, or execute searches on, our Distribution Network partners’ websites and less likely to click-through on our Advertiser Network partners’ sponsored listings. If we are unable to successfully compete against current and future competitors or if our current Advertising Network partners choose to rely more heavily on their own distribution networks in the future, our operating results will be adversely affected.

Major Customers

Our Advertiser Network partner, LookSmart, Ltd., represented 35% and 33% of our total revenue for the years ended December 31, 2004 and 2003, respectively.

Intellectual Property

Our success and ability to compete are substantially dependent upon our internally developed technology and data resources. We seek to protect our intellectual property through existing laws and regulations, as well as through contractual restrictions. We rely on trademark, patent and copyright law, trade secret protection and confidentiality and license agreements with our employees, customers, partners and others to protect our intellectual property.

We have filed for registered trademark status for “ePilot,” “Keyword DNA,” “Assured Response,” “Network Advantage,” “Paid Search Plus” and “Local Direct,” among others, in the United States and have filed for registered trademark status of “Keyword DNA” abroad. We may claim trademark rights in, and apply for registrations in the United States for a number of other marks.

We have six patent applications pending related to a variety of business and transactional processes associated with paid-search and other cost-per-event advertising models in different environments. In addition, we have filed 14 provisional patents related to our search and other technologies, including our Keyword DNA technology and our Local Direct search and advertising platform. We expect to continue to expand our patent portfolio in the future. We cannot assure you, however, that any of these patent applications will be issued as patents, that any issued patents will provide us with adequate protection against competitors with similar technology, that any issued patents will afford us a competitive advantage, that any issued patents will not be challenged by third parties, that any issued patents will not be infringed upon or designed around by others, or that the patents of others will not have a material adverse effect on our ability to do business. Furthermore, our industry has been subject to frequent patent-related litigation by the companies and individuals that compete in it. The outcome of ongoing litigation or any future claims in our industry could adversely affect our business or financial prospects.

Government Regulation

Like many companies, we are subject to existing and potential government regulation. There are, however, comparatively few laws or regulations specifically applicable to Internet businesses. Accordingly, the application of existing laws to Internet businesses, including ours, is unclear in many instances. There remains significant legal uncertainty in a variety of areas, including, but not limited to: user privacy, the positioning of sponsored listings on search results pages, defamation, taxation, the provision of paid-search advertising to online gaming sites, the legality of sweepstakes, promotions and gaming sites generally, and the regulation of content in various jurisdictions.

Compliance with federal laws relating to the Internet and Internet businesses may impose upon us significant costs and risks, or may subject us to liability if we do not successfully comply with their requirements, whether intentionally or unintentionally. For example, the Digital Millennium Copyright Act, which is in part intended to reduce the liability of online service providers for listing or linking to third party websites that include materials that infringe the rights of others, was adopted by Congress in 1998. If we violate the Digital Millennium Copyright Act we could be exposed to costly and time-consuming copyright litigation.

There are a growing number of legislative proposals before Congress and various state legislatures regarding privacy issues related to the Internet generally, and some of these proposals apply specifically to paid-search businesses. We are unable to determine if and when such legislation may be adopted. If certain proposals were to be adopted, our business could be harmed by increased expenses or lost revenue opportunities, and other unforeseen ways. We anticipate that new laws and regulations affecting us will be implemented in the future. Those new laws, in addition to new applications of existing laws, could expose us to substantial liabilities and compliance costs.

Employees

As of December 31, 2004 we had 65 full-time employees, all of which were full-time, 16 of which were engaged in technical development, 42 in sales and marketing and 7 in finance, administration and operations. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

Our executive and administrative offices are located at 24422 Avenida de la Carlota, Suite 120, Laguna Hills, California, where we lease approximately 8,600 square feet of space in a four-story office building. Our current monthly rent is $17,178, subject to annual increases. Our lease for this space ends in March 2007. We believe that we will need additional office space within the next 12 months and that suitable additional or alternative space will be available on commercially reasonable terms.

On March 18, 2005, we entered into a lease agreement with the Irvine Company. Under the terms of the lease, our headquarters will move from its present location at 24422 Avenida de la Carlota, Suite 120, Laguna Hills, California to 1G Technology Drive, Irvine, California. The new headquarters will consist of approximately 23,352 square feet. The lease is for a period of sixty months, plus such additional number of days as may be required to cause the lease to terminate on the final day of the calendar month. The aggregate rent for the term of the lease is approximately $1,793,436. In addition to rent, the lease requires us to pay certain taxes, insurance and operating costs related to the leased building, in amounts yet to be determined. We are also responsible for the costs of certain tenant improvements associated with the new facility but will be entitled to reimbursement for certain costs from the landlord.

Legal Matters

We are not currently a party to any material legal proceedings. From time to time, however, we may be subject to a variety of legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of intellectual property rights and claims arising in connection with our services.

In October 2003 we entered into an installment agreement with the Internal Revenue Service whereby we agreed to pay approximately $1.1 million, plus penalties and interest, for federal payroll tax liabilities that we failed to pay or timely pay during 2000 and through 2002. Pursuant to our agreement, we agreed to pay $30,000 per month through December 2004 and $40,000 per month thereafter until the liability is paid in full. Our agreement with the Internal Revenue Service was based on our then-current financial condition, and it may be modified or terminated by the Internal Revenue Service at any time if their information, including updated financial information that we must provide them if requested, shows that our ability to pay the amount owed has significantly changed. The Internal Revenue Service can also terminate our agreement at any time if we do not make the monthly installment payments as agreed upon, do not pay any other federal tax debt when due, do not provide financial information when they request or if they find that collection of the taxes we owe is in jeopardy. If the Internal Revenue Service terminates our agreement, they may collect the entire amount we owe by levy on our income, bank accounts or other assets, by seizing our property or by taking other legal action against us. Penalties and interest, as provided by law, will continue to accrue until the liability is paid in full. During 2004, we filed an appeal with the Internal Revenue Service for abatement of certain penalties and interest. As a result, we were granted an abatement of approximately $155,000 of accrued penalties and interest. In November 2004, we paid $1.4 million of the outstanding liability. As of December 31, 2004, the outstanding liability was $261,000. In February 2005, we were granted an additional abatement of approximately $115,000 of accrued penalties and interest of our outstanding federal payroll tax liability. As of March 31, 2005, the outstanding liability was $145,000.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table sets forth, as of April 30, 2005, certain information concerning our executive officers, other key employees and directors:

Name	Age	Position
Heath B. Clarke(1)	36	Chief Executive Officer and Chairman of the Board
Douglas S. Norman(1)	41	Chief Financial Officer and Secretary
George A. Kellerman	38	Senior Vice President of Business Development
William F. Bertovich	50	Vice President of Technology
Ralph N. Kravitz	40	Vice President of Operations
Scott C. Wessler	37	Vice President of Product Development
Theodore E. Lavoie(2)	50	Director
Philip K. Fricke(2)	59	Director

(1)	Executive officer.

(2)	Member of the audit committee.

Heath B. Clarke has served as our Chairman of the Board since March 1999, as our President from March 1999 to December 2000 and as our Chief Executive Officer since January 2001. From 1998 to February 1999, Mr. Clarke was the Vice President of eCommerce for LanguageForce, Inc., a language translation software company. Prior to that time, he was a Marketing Manager for Starnet International (Canada), an Internet company. From 1995 to 1998 he held managerial positions with the Berg Group of Companies (Australia), and from 1988 to 1995 he was founder and Chief Executive Officer of Australian Fibre Packaging.

Douglas S. Norman has served as our Chief Financial Officer since February 2003 and as our Secretary since July 2003. From February 2000 through December 2002, Mr. Norman was Chief Financial Officer at Starbase Corporation, a software company that he co-founded. From 1991 through January 2000, Mr. Norman held various financial and accounting positions with Starbase Corporation. Mr. Norman received a Masters of Business Administration degree from Loyola Marymount University and a Bachelor of Science degree in Business Administration from California State University, Long Beach.

George A. Kellerman has served as our Senior Vice President of Business Development since November 2004. From July 2001 to August 2004, Mr. Kellerman was the Vice President of International Business Development at Yahoo Japan Corporation, an internet products and services provider. From October 1999 to June 2001, Mr. Kellerman was a Corporate Counsel and a Manager of Business Development at Yahoo! Inc. Prior to that time Mr. Kellerman worked as an attorney at Venture Law Group. Mr. Kellerman holds a Bachelor of Arts degree in philosophy from the University of Hawaii, and a Juris Doctor degree from the University of California at Berkeley, Boalt Hall Scholl of Law.

William F. Bertovich has served as our Vice President of Technology since April 2004. Mr. Bertovich served as our Director of Information Systems from January 2003 to April 2004, our Development Manager from January 2001 to January 2003, and our Senior Developer from June 2000 to January 2001. From May 1999 to June 2000, Mr. Bertovich was a Developer/ Architect at Pacific Investment Management Company, a leading fixed-income investment management company.

Ralph N. Kravitz has served as our Vice President of Operations since April 2004. From December 2001 to April 2004, Mr. Kravitz served as our Director of Operations and from January 2001 to December 2001 he served as our Technical Operations Manager. From 1990 to 2001, Mr. Kravitz held key positions at Veriad, a division of Moore North America, a manufacturer of pressure sensitive labels and labeling systems, including the position of Manager of Networking and eCommerce. Mr. Kravitz received a Bachelor of Arts degree in Business Management from California State University, Fullerton.

Scott C. Wessler has served as our Vice President of Product Development since November 2004. From February 2004 to November 2004, Mr. Wessler served as our Director of Product Development. From 2000 to 2004, Mr. Wessler was Director of Product Development for Disney Online at the Walt Disney Company, an entertainment company. Mr. Wessler received a Bachelor of Arts degree in from the University of California at Irvine.

Theodore E. Lavoie has served as a director since April 1999. Mr. Lavoie is currently a Vice President of Marsh Inc., a global risk and insurance services firm. From October 2002 to September 2003, Mr. Lavoie served as an independent financial consultant with Montgomery Financial Services, a financial services company. From August 1999 to May 2002, Mr. Lavoie served as Chief Financial Officer of eBuilt Inc., a software company. Mr. Lavoie also served as a Senior Vice President and Chief Financial Officer for The BigStore.com, an e-commerce retailer; Chief Operations Officer and Chief Financial Officer for Lumenyte International, a fiber optic manufacturer; Chief Financial Officer and Treasurer for Wahlco Environmental Systems Inc. and its subsidiaries, an international environmental control company; a Vice President and Chief Financial Officer for Mock Resources Inc., an energy distribution company; and Vice President and Regional Controller for Ducommon Electronics Group, a manufacture and distributor of electronic systems and components. Mr. Lavoie received a Masters of Business Administration degree and a Bachelor of Science degree in Business Administration from Loyola Marymount University.

Philip K. Fricke has served as a director since October 2003. Mr. Fricke is currently President of PKF Financial Consultants, Inc., a private company he founded in March 2001, which provides financial communications services and advisory services to public and private companies. From 1975 through November 2000, Mr. Fricke was a sell-side securities analyst, primarily with L.F. Rothschild, Goldman Sachs and Prudential Securities. Mr. Fricke also serves on the board of directors and is the chairman of the audit committee of MI Developments Inc., a publicly traded real estate operating company. Mr. Fricke received a Bachelor of Science degree and a Master of Science degree in Psychology, as well as a Master of Business Administration degree in Finance and Economics, from Fairleigh Dickinson University.

Board of Directors

Our board of directors currently consists of the following three members: Heath B. Clarke (Chairman), Theodore E. Lavoie and Philip K. Fricke. Messrs. Lavoie and Fricke are independent directors as defined by the applicable rules of Nasdaq. By October 2005, we expect to add at least one additional board member who satisfies the independence requirements of applicable rules of Nasdaq to our board of directors. The individual(s) to be appointed as new directors have not yet been determined. There are no family relationships among any of our current directors and executive officers.

The number of authorized members of our board of directors is determined by resolution of our board of directors. In accordance with the terms of our amended and restated certificate of incorporation, our board of directors is divided into three classes, with each class serving staggered three-year terms. The membership of each of the three classes is as follows:

•	the class I director is Mr. Fricke, and his term will expire at the annual meeting of stockholders to be held in 2005;

•	the class II director is Mr. Lavoie, and his term will expire at the annual meeting of stockholders to be held in 2006; and

•	the class III director is Mr. Clarke, and his term will expire at the annual meeting of stockholders to be held in 2007.

Our amended and restated bylaws provide that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of our company.

Our board of directors has designated an audit committee and may establish other committees as it deems necessary or appropriate.

Audit Committee

Our audit committee consists of Messrs. Lavoie and Fricke. Both Messrs. Lavoie and Fricke are independent directors as defined by applicable SEC rules and the listing standards of the Nasdaq SmallCap Market and both meet the financial literacy requirements of applicable SEC and Nasdaq rules. Both our independent auditors and our internal financial personnel regularly meet privately with and have unrestricted access to our audit committee. Our audit committee operates pursuant to a written charter that satisfies applicable SEC and Nasdaq rules. Our audit committee charter is available on our website, www.interchangeusa.com.

Our audit committee oversees our corporate accounting and financial reporting processes. The functions and responsibilities of our audit committee are to, among other things:

•	evaluate our independent auditors’ qualifications, independence and performance;

•	determine the engagement of our independent auditors;

•	approve the retention of our independent auditors to perform any proposed, permissible non-audit services;

•	monitor the rotation of partners of the independent auditors on our engagement team as required;

•	review our financial statements;

•	review our critical accounting policies and estimates; and

•	discuss with our management and our independent auditors the results of our annual audit and the review of our quarterly financial statements.

Both members of our audit committee qualify as “independent directors” as defined under Nasdaq rules and/or “independent” as defined under applicable SEC rules. We expect to add at least one additional director to our audit committee by October 2005 who satisfies the independence requirements of applicable Nasdaq and SEC rules.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to our officers, directors and employees. Our code of business conduct and ethics, as applied to our Chief Executive Officer, senior executive officers, principal accounting officer, controller and other senior financial officers complies with the requirements of Section 406 of the Sarbanes-Oxley Act. Our code of business conduct and ethics is available on our website at www.interchangeusa.com. In addition, a copy of the code of business conduct and ethics will be provided without charge upon request to Douglas S. Norman, Interchange Corporation, 24422 Avenida de la Carlota, Suite 120, Laguna Hills, CA 92653. We intend to timely disclose any amendments to or waivers of certain provisions of our code of business conduct and ethics that apply to our Chief Executive Officer, senior executive officers, principal accounting officer, controller and other senior financial officers on our website within 5 business days of such amendment or waiver or as otherwise required by the SEC or Nasdaq.

Director Compensation

We annually pay each of our non-employee directors $10,000 and $6,000 annually for service on each committee. We annually grant all directors an option to purchase 10,000 shares of our common stock. One-half of each of the options granted to our directors are vested at the time of the grant, and the remaining portions vest in equal monthly installments over the following 12 months. In addition, we reimburse our directors for their reasonable out-of-pocket expenses incurred in connection with attending meetings of our board of directors or its committees.

Compensation Committee Interlocks and Insider Participation

Because we do not currently have a compensation committee of our board of directors, the entire board has participated in deliberations concerning executive compensation. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors.

Executive Compensation

The following table provides information regarding the compensation earned during the fiscal years ended December 31, 2004 and 2003 by our Chief Executive Officer and our two other executive officers. We refer to our Chief Executive Officer and these other executive officers as the “named executive officers” in this prospectus.

Summary Compensation Table

				Long-Term
				Compensation
				Securities
		Annual Compensation		Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Options(#)	Compensation(1)
Heath B. Clarke(2)
Chief Executive Officer, Chairman and	2004	$206,250	$68,700	76,500	$93,856
Director	2003	175,000	52,500	112,500	—
Michael A. Sawtell(3)	2004	180,000	57,150	51,000	40,000
President and Chief Operations Officer	2003	150,000	45,000	87,500	—

Douglas S. Norman(4)	2004	157,750	47,985	35,500	4,306
Chief Financial Officer and Secretary	2003	128,333	38,535	62,500	—

(1)	In accordance with the rules of the SEC, the other annual compensation described in this table does not include various perquisites and other personal benefits received by a named executive officer that do not exceed the lesser of $50,000 or 10% of such officer’s salary and bonus disclosed in this table.

(2)	In January 2004, Mr. Clarke received 46,928 shares of our common stock valued at $93,856 for previously deferred salaries and bonuses.

(3)	In January 2004, Mr. Sawtell received 20,000 shares of our common stock valued at $40,000 for previously deferred salaried and bonuses.

(4)	Mr. Norman joined us on February 3, 2003 and we paid him his salary from that date. During the 2003 fiscal year, Mr. Norman elected to defer $4,306 of his salary and convert it into 2,153 shares of our common stock that were issued in January 2004.

Stock Option Grants in Last Fiscal Year

The following table provides information regarding stock options that we granted to the named executive officers during the fiscal year ended December 31, 2004. All options were granted at the fair market value of our common stock on the date of grant, as determined by our board of directors. Each option represents the right to purchase one share of our common stock. Generally, none of the shares subject to options are vested at the time of grant and 25% of the shares subject to such option grants vest on the date which is nine months from the date of grant. The remainder of the shares vest in equal monthly installments over the 22 months thereafter.

	Individual Grants
	Number of	Percent of
	Securities	Total Options
	Underlying	Granted to	Exercise or
	Options	Employees in	Base Price	Expiration
Name	Granted(1)	Fiscal Year(2)	Per Share	Date
Heath B. Clarke	76,500	19%	$2.25	1/28/14
Michael A. Sawtell	51,000	13	2.25	1/28/14
Douglas S. Norman	35,500	9	2.25	1/28/14

(1)	These options vested with respect to each grantee as to 25% of the underlying shares on March 4, 2004 and the remaining shares vest in equal monthly installments over the following 22 months until fully vested, subject to acceleration of vesting pursuant to the terms of the employment agreements described in “—Employment Agreements and Change in Control Arrangements.”

(2)	Based on 395,625 options granted to employees, including executive officers, during the fiscal year ended December 31, 2004 under our Incentive Equity Plans.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2004 by each of the named executive officers. The value of unexercised in-the-money options at December 31, 2004 is calculated based on the closing price of $18.14 per share of our common stock as reported by the Nasdaq SmallCap Market, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the options, without taking into account any taxes that may be payable in connection with the option exercise.

			Number of
			Securities Underlying		Value of Unexercised
	Shares		Unexercised Options		In-the-Money Options
	Acquired on	Value	at December 31, 2004		at December 31, 2004
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Heath B. Clarke	—	—	238,026	87,223	$3,561,776	$1,396,130
Michael A. Sawtell	—	—	250,421	67,015	$3,680,027	$1,072,768
Douglas S. Norman	—	—	49,041	48,959	$788,810	$784,035

Equity Incentive Plans

Our board of directors administers our 1999 Equity Incentive Plan, our 2000 Equity Incentive Plan and our 2004 Equity Incentive Plan. The board may elect to appoint a committee to administer any or all of such incentive plans. Each of these plans provide for the grant of incentive stock options to employees and non-qualified stock options to our employees, directors and consultants. These plans are provided to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive for employees, directors and consultants to promote our business. Stock purchase rights may also be granted under the plans.

No awards may be issued under the plans after the 10th anniversary of the earlier of (i) the date upon which the applicable plan was adopted by the board, or (ii) the date the applicable plan was approved by our stockholders.

The plans provide that the plan administrator has the authority to designate recipients of awards and to determine the terms and provisions of awards, including the exercise or purchase price, expiration date, vesting schedule and terms of exercise. The plans provide that the maximum number of shares which may be subject to awards granted to any individual in any calendar year will not exceed 300,000 shares in the case of our 1999 and 2000 Equity Incentive Plans and 600,000 shares in the case of our 2004 Equity Incentive Plan. However, this limit will not apply until the earliest of (i) the first material modification of the applicable plan, (ii) the issuance of all of the shares reserved for issuance under the applicable plan, (iii) the expiration of the applicable plan, (iv) the first meeting of our stockholders at which directors are to be elected that occurs more than three years after the completion of the offering, or (v) such other date required by Section 162(m) of the Internal Revenue Code and the rules and regulations promulgated thereunder.

The exercise price of nonqualified stock options and incentive stock options granted under the plans must be at least 85% and 100%, respectively, of the fair market value of our common stock on the date of grant. Nonqualified stock options and incentive stock options granted to optionees who own more than 10% of our outstanding common stock on the date of grant must have an exercise price that is at least 110% of the fair market value of our common stock on the grant date. Stock options granted under the plans will expire no later than ten years after the date of grant, or five years after the date of grant with respect to incentive stock options granted to individuals who own more than 10% of our outstanding common stock on the grant date. The purchase price, if any, of stock purchase rights will be determined by the plan administrator.

Our board has the discretion to grant options to our independent directors under each of our 1999 Equity Incentive Plan and 2000 Equity Incentive Plan. The board has the discretion as to the number of options granted, the number of shares subject to such options, and the terms and provisions of such options. Our 1999 Equity Incentive Plan and 2000 Equity Incentive Plan provide that the exercise price of each option granted to an independent director must be at least 100% of the fair market value of our common stock on the date of grant. Such options will be exercisable in cumulative monthly installments of 1/36th of the shares subject to such option on each of the monthly anniversaries of the date of grant, commencing with the first such monthly anniversary, such that each option will be 100% vested on the third anniversary of its date of grant. The options will have a ten year term. Our 2004 Equity Incentive Plan provides that with respect to options granted to independent directors, the plan will be administered by our board.

The plans also provide for the issuance of stock purchase rights to eligible individuals. Stock purchase rights will generally be subject to such transferability and vesting restrictions as the plan administrator shall determine.

In the event of certain corporate transactions and changes in our corporate structure or capitalization, the plan administrator may make appropriate adjustments to (i) the aggregate number and kind of shares issuable under the plans, (ii) the number and kind of shares subject to outstanding awards, and (iii) the grant or exercise price of each outstanding award. In addition, in the event of an acquisition, each outstanding award may be assumed or substituted by the surviving corporation. In the event the surviving corporation does not assume or substitute such outstanding awards, the vesting of awards held by participants in the applicable plan whose status as a service provider has not terminated prior to such event will be accelerated and made fully exercisable and all restrictions thereon will lapse at least ten days prior to the closing of the acquisition. In the case of awards under our 2004 Equity Incentive Plan, immediately prior to the closing of the acquisition and with respect to any other awards outstanding under the applicable plan, such awards will be terminated if not exercised prior to the closing of the acquisition. The plan administrator also has the authority under the plans to take certain other actions with respect to outstanding awards in the event of certain transactions, including provision for the cash-out, termination, assumption or substitution of such awards.

Our board may at any time amend, alter, suspend or terminate any of the plans. However, no amendment may increase the maximum number of shares issuable under the applicable plan or extend the term of the applicable plan without the approval of our stockholders. Any amendment, alteration, suspension or termination of any of the plans which impairs the rights of any holder of an outstanding award requires the written consent of the affected holder.

On November 19, 2004, we filed with the SEC a registration statement on Form S-8 covering the shares of common stock issuable under each of the plans.

1999 Equity Incentive Plan

In March 1999, our board of directors adopted and our stockholders approved our 1999 Equity Incentive Plan. An aggregate of 500,000 shares of our common stock are reserved for issuance under the 1999 Equity Incentive Plan. At December 31, 2004, options granted under the 1999 Plan to purchase an aggregate of 492,210 shares of our common stock, at a weighted average exercise price of approximately $3.05 per share, were outstanding.

2000 Equity Incentive Plan

In March 2000, our board of directors adopted and our stockholders approved our 2000 Equity Incentive Plan. An aggregate of 500,000 shares of our common stock are reserved for issuance under the 2000 Equity Incentive Plan. At December 31, 2004, options granted under the 2000 Equity Incentive Plan to purchase an aggregate of 491,612 shares of our common stock, at a weighted average exercise price of approximately $2.93 per share, were outstanding.

2004 Equity Incentive Plan

In January 2004, our board of directors adopted our 2004 Incentive Equity Plan. In August 2004, our board of directors amended our 2004 Equity Incentive Plan and adopted our Amended and Restated 2004 Equity Incentive Plan which our stockholders approved in September 2004. An aggregate of 600,000 shares of our common stock are reserved for issuance under the 2004 Equity Incentive Plan. At December 31, 2004, options granted under the 2004 Equity Incentive Plan to purchase an aggregate of 309,125 shares of our common stock, at a weighted average exercise price of approximately $3.82 per share, were outstanding.

Employment Agreements and Change in Control Arrangements

Employment Agreement with Heath B. Clarke

We entered into an employment agreement with Heath B. Clarke, our Chairman and Chief Executive Officer, on January 2, 2003. The employment agreement has a term of two years and automatically renews for additional one year terms unless either party terminates it with at least 30 days notice to the other party.

If we terminate Mr. Clarke’s employment agreement without cause, or if Mr. Clarke terminates the agreement with good reason, each as defined in the agreement, we are obligated to pay Mr. Clarke: (i) his annual salary and other benefits earned prior to termination, (ii) the greater of his annual salary for the remaining term of the agreement or his annual salary payable over one year, (iii) the average of all bonuses earned by Mr. Clarke during the term of the agreement, payable in accordance with our standard bonus payment practices or immediately if and to the extent such bonus will be used by Mr. Clarke to exercise his stock options, (iv) benefits for 12 months following the date of termination, and (v) the right for 12 months from the date of termination to exercise all vested options granted to him prior to that time; provided that in the event the termination occurs within 120 days of the execution of an agreement which results in a change of control, as described below, vesting of all options will be accelerated and in the event the termination occurs outside of such 120 day period, all unvested options that would have vested had Mr. Clarke’s employment agreement remained in force through the end of the initial term will be fully vested immediately prior to such termination.

Employment Agreement with Douglas S. Norman

We entered into an employment agreement with Douglas S. Norman, our Chief Financial Officer and Secretary, on February 3, 2003. The employment agreement has a term of two years and automatically renews for additional one year terms unless either party terminates it with at least 30 days notice to the other party.

If we terminate Mr. Norman’s employment agreement without cause, or if Mr. Norman terminates the agreement with good reason, each as defined in the agreement, we are obligated to pay Mr. Norman: (i) his annual salary and other benefits earned prior to termination, (ii) the greater of his annual salary for the remaining term of the agreement or his annual salary payable over one year, (iii) an amount equal to 30% of his then current annual salary, payable in accordance with our standard bonus payment practices or immediately if and to the extent such bonus will be used by Mr. Norman to exercise his stock options, (iv) benefits for 12 months following the date of termination, and (v) the right for 12 months from the date of termination to exercise all vested options granted to him prior to that time; provided that in the event the termination occurs within 120 days of the execution of an agreement which results in a change of control, as described below, vesting of all options will be accelerated and in the event the termination occurs outside of such 120 day period, all unvested options that would have vested had Mr. Norman’s employment agreement remained in force through the end of the initial term will be fully vested immediately prior to such termination.

Each of the employment agreements discussed above provide for the immediate vesting of stock options granted pursuant thereto upon (i) a change in control of us or (ii) a termination of the executive’s employment without cause or for good reason within 120 days prior to the execution and delivery of an agreement which results in a change in control. Additionally, a change in control constitutes “good reason” under the terms of each of the agreements, thus permitting each of Messrs. Clarke and Norman to terminate his respective employment and receive the severance benefits discussed above. Under the terms of each employment agreement, a change in control is deemed to have occurred if, as a result of a tender offer, other acquisition, merger, consolidation or sale or transfer of assets, any person(s) (as used in Sections 13(d) or 14(d) of the Securities Exchange Act of 1934) becomes the beneficial owner (as defined in regulations promulgated under the Exchange Act) of a total of fifty percent (50%) or more of either our outstanding common stock or our assets; provided, however, that a change of control is not deemed to have occurred if a person who beneficially owned fifty percent (50%) or more of our common stock as of the effective date of the respective employment agreement continued to do so during the term the employment agreement.

The employment agreements with Messrs. Clarke and Norman also contain standard confidentiality provisions that apply indefinitely and non-solicitation provisions that will apply during the term of the employment agreements and for a 12-month period thereafter.

Limitation of Liability and Indemnification of Officers and Directors; Insurance

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our officers and directors which may be broader than the specific indemnification provisions contained in the Delaware General

Corporation Law. These indemnification agreements require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers or directors, subject to certain exceptions and limitations. These indemnification agreements also require us to advance any expenses incurred by the officers or directors as a result of any proceeding against them as to which they could be indemnified.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

At present, we are not aware of any pending or threatened litigation or proceeding involving an officer, director, employee or agent in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In February 2003, we entered into a settlement agreement with Sutter Capital in which we issued 50,000 shares of our common stock and warrants to purchase 93,750 shares of our common stock that are exercisable at $2.00 per share and expire in 2008 in consideration of the retirement of all indebtedness owed under the loan agreement, dated December 14, 2001, with Sutter Capital.

In August 2003, we entered into a settlement agreement with Bear Flag in which we (i) repaid the outstanding principal amount of the secured promissory note, dated June 4, 2002, plus interest and legal fees, (ii) issued to Bear Flag warrants to purchase 125,000 shares of our common stock that are exercisable at $2.00 per share and expire in 2008, (iii) adjusted the exercise price of Bear Flag’s warrants issued with the secured promissory note, in June 2002 to $2.00 per share which expire in 2007, and (iv) adjusted the exercise price of Bear Flag’s warrants issued for extension of the secured promissory note, in September 2002 to $2.00 per share.

From August 2001 through January 2003, we issued seven convertible secured promissory notes to Frastacky Associates, Inc. in an aggregate amount of $1.3 million. The notes bore interest at a rate of 10% per annum and could be converted into shares of our common stock at a rate of $2.00 per share at any time prior to the payment in full of the notes. In addition, we entered into a security agreement with Frastacky Associates granting a security interest in substantially all assets currently owned by us to secure payment of the notes.

In April 2004, both parties agreed to further extend the maturity date of the seven outstanding notes to the earliest of (i) one day before the first maturity date of any outstanding convertible secured debentures that bear interest at a rate of 8% per annum, (ii) ten business days after we complete an initial public offering of our common stock, or (iii) December 31, 2004. During October 2004, we repaid the full outstanding principal amount of our convertible secured promissory notes of $1.3 million and the accrued interested of $176,058 to Frastacky Associates, Inc.

In July 2003, our board of directors approved the issuance of a total of 100,000 shares of our common stock to five of our employees, including three of our named executive officers, for previously deferred salaries and bonuses of $200,000 in the aggregate, which as of December 31, 2003 was recorded as accrued compensation. The number of shares issued and dollar values for previously deferred salaries and bonuses for each employee are listed below. We issued the common stock in January 2004.

	Number of	Dollar
	Shares	Value
Heath B. Clarke	46,928	$93,856
Ralph N. Kravitz	20,419	40,837
Michael A. Sawtell	20,000	40,000
William F. Bertovich	10,500	21,000
Douglas S. Norman	2,153	4,306

In November 2003, as part of the private placement of convertible secured debentures, Douglas S. Norman, our Chief Financial Officer, purchased $25,000 of convertible secured debentures from us for $25,000 cash. As part of Mr. Norman’s purchase, he received warrants to purchase 5,000 shares of our common stock that are exercisable at $3.75 per share and expire on November 11, 2008. The estimated fair value of these warrants was approximately $774. The terms of the transaction between Mr. Norman and us are identical to the terms of transaction between all other convertible secured debenture holders and us. In November 2004, Mr. Norman converted $25,000 of convertible secured debentures into 7,462 shares of our common stock and received a cash payment of $1,929 for accrued interest.

In October 2004, 1,069 shares of our Series C preferred stock held by Mr. Norman were converted into 1,101 shares of our common stock as a result of our initial public offering.

In October 2004, 22,500 shares of our Series B preferred stock held by Philip K. Fricke, a member of our Board of Directors were converted into 33,904 shares of our common stock as a result of our public offering.

In October 2004, 37,500 shares of our Series A preferred stock, 15,625 shares of our Series B preferred stock and 87,500 shares of our Series C preferred stock held by Frastacky Associates, Inc. were converted into 45,120, 23,543 and 90,125 shares of our common stock, respectively, as a result of our initial public offering.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of shares of our common stock as of April 30, 2005 and as adjusted to reflect the sale of common stock offered by us for:

•	each person (or group of affiliated persons) known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each named executive officer; and

•	all of our directors and executive officers as a group.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares of common stock underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 30, 2005 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

The percentage of beneficial ownership is based on 8,447,572 shares of common stock outstanding.

Except as otherwise noted below, and subject to applicable community property laws, the persons named have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address of the following stockholders is c/o Interchange Corporation, 24422 Avenida de la Carlota, Suite 120, Laguna Hills, California 92653.

		Percentage of
		Shares
	Number of Shares	Beneficially
Name and Address of Beneficial Owner	Beneficially Held	Owned
5% Stockholders:
Frastacky Associates, Inc.(1)	554,469	6.4%

Executive Officers and Directors:
Heath B. Clarke(2)	1,284,787	14.7
Douglas S. Norman(3)	87,228	1.0
Philip K. Fricke(4)	132,236	1.6
Theodore E. Lavoie(5)	45,833	0.5
All directors and executive officers as a group (4 persons)(6)	1,550,084	17.4

(1)	Includes 152,500 shares issuable upon the exercise of warrants. Fedor Frastacky is the President and control person of Frastacky Associates, Inc. The address of Frastacky Associates, Inc. is 130 Bloor Street West, Suite 1200, Toronto, Ontario, M5S 1N5, Canada.

(2)	Includes 275,359 shares issuable upon the exercise of options that are exercisable within 60 days of April 30, 2005.

(3)	Includes 65,374 shares issuable upon the exercise of options that are exercisable within 60 days of April 30, 2005.

(4)	Includes 29,583 shares issuable upon the exercise of options that are exercisable within 60 days of April 30, 2005.

(5)	Includes 42,083 shares issuable upon the exercise of options that are exercisable within 60 days of April 30, 2005.

(6)	Includes 412,399 shares issuable upon the exercise of options that are exercisable within 60 days of April 30, 2005.

DESCRIPTION OF SECURITIES

General

The following description of our securities and their related rights is not complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which were filed as exhibits to our registration statement on Form SB-2, filed with the Securities and Exchange Commission on June 29, 2004, as amended on August 11, 2004, September 16, 2004, October 7, 2004 and October 18, 2004, and by the provisions of applicable Delaware law.

We are currently authorized to issue 30,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share. As of April 30, 2005, there were 8,447,572 shares of our common stock outstanding, which were held by 198 stockholders of record. In addition, as of April 30, 2005, there were outstanding options to purchase 1,335,839 shares of our common stock, warrants to purchase 1,608,583 shares of our common stock.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record in the election of directors and in all other matters to be voted on by the stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Subject to the preferences of any shares of preferred stock outstanding at the time, holders of shares of our common stock are entitled to receive dividends when, as, and if declared by our board of directors, out of funds legally available to us. Upon our liquidation, dissolution or winding up, the holders of shares of our common stock are entitled to share equally in all our assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock, if any. Shares of our common stock are not redeemable and have no preemptive or similar rights to subscribe for additional shares. All outstanding shares of our common stock are, and the shares of common stock offered in this prospectus will be, upon payment and issuance, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock, $0.00001 par value, in one or more series. Our board of directors also has the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by our stockholders.

The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of our common stockholders. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock. We currently have no plans to issue any shares of preferred stock.

Warrants

As of April 30, 2005, we had outstanding warrants to purchase an aggregate of 1,608,583 shares of our common stock at exercise prices ranging from $2.00 to $25.33 per share, with a weighted average exercise price of $7.06 per share.

Options

As of April 30, 2005, we had options outstanding to purchase 1,335,839 shares of our common stock at exercise prices ranging from $0.40 to $16.59 per share, with a weighted average exercise price of $4.96 per share, under our 1999, 2000 and 2004 equity incentive plans described in “Management— Equity Incentive Plans.”

Delaware Anti-Takeover Law and Provisions of Our Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaws

Provisions of our amended and restated certificate of incorporation and our amended and restated bylaws may also have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control.

In particular, our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering provide for the following.

•	Special Meetings of Stockholders. Special meetings of our stockholders may be called only by our Chief Executive Officer, by a majority of the members of our board of directors and by the holders of shares entitled to cast not less than 10% of the votes at the meeting.

•	Advance Notice Requirement. Stockholder proposals to be brought before any meeting of our stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to the board of directors.

•	Classified Board of Directors. Our directors are divided into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the annual meeting of stockholders to be held in our 2005 fiscal year, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in our 2006 fiscal year and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in our 2007 fiscal year, with each director to hold office until his or her successor is duly elected and qualified. Commencing with our annual meeting of stockholders in our 2004 fiscal year, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person’s successor is duly elected and qualified. It would take at least two elections of directors for any individual or group to gain control of our board of directors.

•	New Directorships and Board Vacancies. Newly created directorships resulting from any increase in the number of directors and any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until the director’s successor shall have been duly elected and qualified. No decrease in the number of directors constituting our board of directors will shorten the term of any incumbent director.

•	Removal of Directors. A director may be removed from office only for cause by the holders of at least 75% of the voting power entitled to vote at an election of directors.

•	Amendment of Bylaws. The approval of not less that 75% of the votes entitled to be cast by the holders of all outstanding shares then entitled to vote generally in the election of directors is required to amend the provisions of our amended and restated bylaws by stockholder action, thus making it more difficult to circumvent the anti-takeover provisions of our amended and restated bylaws.

•	Issuance of Undesignated Preferred Stock. Our board of directors is authorized to issue, without further action by our stockholders, up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Listing

Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “INCX.”

Transfer Agent and Registrar

We have retained the services of U.S. Stock Transfer Corporation to act as our transfer agent and registrar.

PRIVATE PLACEMENT TRANSACTION

On December 20, 2004, we entered into an agreement to sell 822,000 shares of our common stock to institutional investors for $18.25 per share in a private placement transaction, which closed on December 30, 2004. In connection with the sale of common stock, we also issued to the investors warrants to purchase 164,400 shares of our common stock at an exercise price of $25.53 per share that expire on December 29, 2009. The transaction resulted in gross proceeds to us of approximately $15.0 million. We expect to use the net proceeds of approximately $14.0 million to expand our paid search business. These securities were sold to accredited investors in a private placement transaction under Regulation D. Unless these shares are registered, they may not be sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws. This prospectus has been prepared for the purpose of registering these shares under the Securities Act to allow for a sale by the investors to the public without restriction.

If after the registration statement is declared effective by the SEC it ceases for any reason to be effective for resales for more than a total of 45 trading days (whether or not consecutive), then, in addition to any other rights available to the selling stockholders under the registration rights agreement or under applicable law, we must pay liquidated damages equal to 1.5% of the aggregate investment amount paid by each selling stockholder.

SELLING SECURITY HOLDERS

We are registering for resale shares of our common stock issued to the stockholders identified below. The selling stockholders identified in the following table are offering for sale up to 1,993,438 shares of our common stock which include:

•	822,000 shares of our common stock and 164,400 shares of our common stock issuable upon the exercise of warrants which were sold in a private placement transaction on December 30, 2004;

•	150,000 shares of our common stock which were issued to certain investors upon the exercise of warrants which were issued prior to our initial public offering in October 2004; and

•	857,038 shares of our common stock which are issuable to certain investors upon the exercise of warrants which were issued prior to our initial public offering in October 2004.

The following table sets forth:

•	the name of each selling stockholder;

•	the nature of any material relationship within the past three years between any selling stockholder and Interchange or any of our affiliates based on information currently available to us;

•	the number of shares of our common stock beneficially owned by each selling stockholder prior to this offering;

•	the number of shares of our common stock offered hereunder by each selling stockholder; and

•	the number and percent of shares of our common stock beneficially owned by each selling stockholder after the offering is complete. This calculation assumes that all shares are sold pursuant to this offering and that no other shares of common stock are acquired or disposed of by the selling stockholder prior to the termination of this offering.

Each of the selling stockholders is offering for sale with this prospectus the number of shares listed below subject to the limitations described in the section of this prospectus entitled “Plan of Distribution”. Except as indicated in the footnotes to this table and subject to applicable community property laws, each of the selling stockholders named in this table has sole voting power with respect to all shares of common stock listed as beneficially owned by such selling stockholders.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares the selling stockholder has the right to acquire within 60 days. Percentages are based on a total of 8,447,572 shares of common stock outstanding on April 30, 2005. Shares of common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of April 30, 2005, are deemed outstanding for computing the percentage of the selling stockholder holding such option or warrant but are not deemed outstanding for computing the percentage of any other selling stockholder.

				Shares Beneficially
				Owned After Offering is Complete
			Shares Offered
			Pursuant to
	Number of Shares	Shares Offered	this Prospectus
	Beneficially Owned	Pursuant to	from Exercise
Name of selling security holder	Prior to Offering	this Prospectus	of Warrants	Number	Percentage
Steelhead Investments Ltd. (1)	328,800	274,000	54,800	0	*
Lakeshore International Ltd. (2)	131,520	109,600	21,920	0	*
Global Bermuda Limited Partnership (3)	32,880	27,400	5,480	0	*
Merced Partners Limited Partnership (4)	82,200	68,500	13,700	0	*
Tamarack International, Ltd. (5)	82,200	68,500	13,700	0	*
Cranshire Capital L.P. (6)	164,400	137,000	27,400	0	*
Omicron Master Trust (7)	164,400	137,000	27,400	0	*
Richard Kaiser	12,500	12,500	0	0	*
Estate of John MacKenzie	72,447	0	3,662	41,816	*
Michael Smythe	82,128	0	67,500	14,628	*
Sutter Opportunity Fund 2, LLC	187,500	137,500	0	50,000	*
Brookstreet Securities	32,188	0	32,188	0	*
Gary Madrid	96,562	0	96,562	0	*
Odyssey Advisors LLC	29,100	0	2,500	26,600	*
GunnAllen Financial	178,226	0	178,226	0	*
Peter Gauld and Irene Gauld, JT Ten	24,925	0	10,000	14,925	*
Coleman Fine Arts Defined Benefit Pension Plan	49,850	0	20,000	29,850	*
Paul Sloan	62,236	0	10,000	52,236	*
Carl E. Anderson & Rosalie Anderson JT Ten	24,925	0	10,000	14,925	*
IRA FBO Lloyd Vance Funchess	6,231	0	2,500	3,731	*
John William Long Rev Trust	17,462	0	5,000	12,462	*
Edward M. Shuman	12,462	0	5,000	7,462	*
Alpert/Cruz Trust	24,924	0	10,000	24,924	*
The Sandra B Moyer & Edvie B. Moyer JT Rev Trust	12,462	0	5,000	7,462	*
Dr. Herbert Goldberg and Rosalie Goldberg JT TEN	74,776	0	30,000	44,776	*
Dr. Bobbi Sloan	57,236	0	5,000	52,236	*
Susan G. Drummond	12,462	0	5,000	7,462	*
Steven A. Dotson	12,462	0	5,000	7,462	*
Terry Denny	12,462	0	5,000	7,462	*
William T. & Martha P. Richmond, Revocable Living Trust	12,762	0	5,000	7,762	*
Intervivos Charitable Remainder Trust	24,925	0	10,000	14,925	*
John K. Waken M.D.	14,962	0	5,000	9,962	*
Keith Galanti	12,462	0	5,000	7,462	*
Paul Henry	12,462	0	5,000	7,462	*
Paul Gittelson	6,231	0	2,500	3,731	*
James F. Selander	30,925	0	10,000	20,925	*
IRA FBO Arthur Kenyon	12,462	0	5,000	7,462	*
Caroline Rispoli & Joseph Rispoli JT TEN	12,462	0	5,000	7,462	*
Fred Bradford Wilson, Jr.	30,625	0	10,000	20,625	*
Robert Rogers	5,483	0	2,200	3,283	*
John Signorelli	5,483	0	2,200	3,283	*
Lewis S. Simon	6,000	0	5,000	1,000	*
IRA FBO Paul Michael Shia	12,462	0	5,000	7,462	*
Baruch B. Lifshitz	27,825	0	10,000	17,825	*
Joe Pillari & Loretta Pillari JT TEN	12,462	0	5,000	7,462	*
Barry A. Clark	26,024	0	10,000	16,024	*
IRA FBO Kerry R. Brennan	12,462	0	5,000	7,462	*
Steve Silberschein	12,462	0	5,000	7,462	*
W.P. Malone, Inc.	12,462	0	5,000	7,462	*
James Edward Hodgins & Denise Terrarosa JT TEN	12,462	0	5,000	7,462	*
IRA FBO Larry Wiliams	12,462	0	5,000	7,462	*
Jack Michaelis & Donna J. Michaelis, JT TEN	6,231	0	2,500	3,731	*
Anthony G. Testolin & Lisa Testolin JT TEN	12,462	0	5,000	7,462	*
Calvin Fichter Sr.	7,477	0	3,000	4,477	*

				Shares Beneficially
				Owned After Offering is Complete
			Shares Offered
			Pursuant to
	Number of Shares	Shares Offered	this Prospectus
	Beneficially Owned	Pursuant to	from Exercise
Name of selling security holder	Prior to Offering	this Prospectus	of Warrants	Number	Percentage
Jon D. Jones & Cynthia Jones JT TEN	12,462	0	5,000	7,462	*
Dr. David Selander	12,462	0	5,000	7,462	*
Louis Mack Co. Inc.	14,462	0	5,000	9,462	*
Jordan P. O’Donnell & Lynn G. O’Donnell JTWROS	12,462	0	5,000	7,462	*
Stanley Helfman	12,462	0	5,000	7,462	*
Leland P. Polak	12,462	0	5,000	7,462	*
Paul Mason PhD	6,231	0	2,500	3,731	*
William J. Mossman	4,985	0	2,000	2,985	*
Elsie H. Gerber Rev Trust	12,462	0	5,000	7,462	*
IRA FBO George Tutein	24,925	0	10,000	14,925	*
Randall H. Steinmeyer	12,462	0	5,000	7,462	*
Valrico Investment Properties Inc.	4,985	0	2,000	2,985	*
SEP FBO Dr. Charles Taylor	12,462	0	5,000	7,462	*
Leon Cooprider	6,231	0	2,500	3,731	*
Richard Bentley	12,462	0	5,000	7,462	*
SEP FBO Linda B. Hicks	12,462	0	5,000	7,462	*
Drew A. Fairchild	12,462	0	5,000	7,462	*
Yitzle Fogel	6,231	0	2,500	3,731	*
Andrew Le & An Le JT TEN	6,231	0	2,500	3,731	*
Preston Morris	14,954	0	6,000	8,954	*
Vincent Valvo	2,492	0	1,000	1,492	*
Charles A. Rizzuto Sr.	2,492	0	1,000	1,492	*
John P. Koehler	2,492	0	1,000	1,492	*
Kenneth Klapak	2,492	0	1,000	1,492	*
Keith J. Eisenstark & Mary Beth Welsh JT TEN	6,231	0	2,500	3,731	*
Doug Fore	12,462	0	5,000	7,462	*
Eric R. Voth Living Trust	12,462	0	5,000	7,462	*
Andrew P. Rasch	12,462	0	5,000	7,462	*
Douglas Gray & Kathleen Gray JT TEN	12,462	0	5,000	7,462	*
Charles Berman and Eric Berman JT TEN In Common	24,925	0	10,000	14,925	*
Joel Levy & Sylvia Levy JT TEN	6,231	0	2,500	3,731	*
Kenneth Shell	12,462	0	5,000	7,462	*
IRA FBO Pat McQuillan	24,925	0	10,000	14,925	*
Jimmy Rogers	6,231	0	2,500	3,731	*
Gerald W. Moreland	12,462	0	5,000	7,462	*
Chris J. Fern	12,462	0	5,000	7,462	*
Target Holdings BV	12,462	0	5,000	7,462	*
Laurie Barnes	12,462	0	5,000	7,462	*
Cesar Romero	12,462	0	5,000	7,462	*
Gilbert A. Beirne Trust	12,462	0	5,000	7,462	*
John C. Fern	12,462	0	5,000	7,462	*
SEP FBO Lindy Smith	12,462	0	5,000	7,462	*
Vasant Chheda MD & Shobha Chheda JT TEN	12,462	0	5,000	7,462	*
Charles M. Vezzetti & Margaret F. Vezzetti	12,462	0	5,000	7,462	*
Matthew Zacharia	12,462	0	5,000	7,462	*
Steve Surber	12,462	0	5,000	7,462	*
Douglas S. Norman & Larissa C. Stow-Norman JTWROS (8)	76,339	0	5,000	71,339	*

*	- Less than 1%

(1)	HBK Investments L.P. may be deemed to have sole voting and investment power with respect to the shares of common stock beneficially owned by Steelhead Investments Ltd. pursuant to an Investment Management Agreement between HBK Investments L.P. and Steelhead Investments Ltd. Additionally, the following individuals may have control over HBK Investments L.P.: Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar.

(2)	John D. Brandenborg and Michael J. Frey are the Natural Control Persons of Global Capital Management, Inc. (“Global Capital”), a Delaware corporation. Global Capital is the general partner of EBF & Associates, L.P. (“EBF”), a Delaware limited partnership. EBF is the general partner of Hunter Capital Management, L.P., (“Hunter Capital”), a Delaware limited partnership. Hunter Capital is the investment manager of Lakeshore International, Ltd. As such, each of Hunter Capital, EBF, Global

Capital, Mr. Brandenborg and Mr. Frey have investment power and voting control over these securities, but each disclaims beneficial ownership of these securities.

(3)	John D. Brandenborg and Michael J. Frey are the Natural Control Persons of Global Capital Management, Inc. (“Global Capital”), a Delaware corporation. Global Capital is the general partner of Global Bermuda Limited Partnership. As such, each of Global Capital, Mr. Brandenborg and Mr. Frey have investment power and voting control over these securities, but each disclaims beneficial ownership of these securities.

(4)	John D. Brandenborg and Michael J. Frey are the Natural Control Persons of Global Capital Management, Inc. (“Global Capital”), a Delaware corporation. Global Capital is the general partner of Merced Partners Limited Partnership. As such, each of Global Capital, Mr. Brandenborg and Mr. Frey have investment power and voting control over these securities, but each disclaims beneficial ownership of these securities.

(5)	John D. Brandenborg and Michael J. Frey are the Natural Control Persons of Global Capital Management, Inc. (“Global Capital”), a Delaware corporation. Global Capital is the general partner of EBF & Associates, L.P. (“EBF”), a Delaware limited partnership. EBF is the general partner of Hunter Capital Management, L.P., (“Hunter Capital”), a Delaware limited partnership. Hunter Capital is the investment manager of Tamarack International, Ltd. As such, each of Hunter Capital, EBF, Global Capital, Mr. Brandenborg and Mr. Frey have investment power and voting control over these securities, but each disclaims beneficial ownership of these securities.

(6)	Mitchell P. Kopin, President of Downsview Capital, Inc., the General partner of Cranshire Capital, L.P., has sole power to vote or dispose of the securities owned by Cranshire Capital L.P. Mitchell P. Kopin and Downsview Capital, Inc. both disclaim beneficial ownership of these securities.

(7)	Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”). Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) services as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI, and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of January 5, 2005, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term issued for purposes of Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(8)	Douglas S. Norman is our Chief Financial Officer and Secretary.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this registration statement is declared effective by the commission;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the company being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to the company that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The company has advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the commission. If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

The company is paying all fees and expenses incident to the registration of the shares, but the company will not receive any proceeds from the sale of the common stock. The company has agreed to indemnify the selling stockholders who acquired their shares in the private placement in December 2004 against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California.

EXPERTS

Our financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004 and 2003 included in this prospectus and in the registration statement, of which this prospectus is a part, have been audited by Haskell & White LLP, independent registered public accounting firm, as set forth in their report. We have included our financial statements in this prospectus and in the registration statement, of which this prospectus is a part, in reliance on Haskell & White LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549.

You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.interchangeusa.com. You may access our annual report on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The reference to our web address does not constitute incorporation by reference of the information contained at or accessible through this site.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2004 and 2003 and March 31, 2005 (unaudited and consolidated)	F-3
Statements of Operations for the years ended December 31, 2004 and 2003 and for the three months ended March 31, 2005 and 2004 (unaudited and consolidated)	F-4
Statements of Comprehensive Income for the years ended December 31, 2004 and 2003 and for the three months ended March 31, 2005 and 2004 (unaudited and consolidated)	F-5
Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2004 and 2003 and for the three months ended March 31, 2005 (unaudited and consolidated)	F-6
Statements of Cash Flows for the years ended December 31, 2004 and 2003 and for the three months ended March 31, 2005 and 2004 (unaudited and consolidated)	F-7
Notes to Financial Statements	F-8
Financial Statements of Business Acquired – Inspire Infrastructure 2i AB	F-27
Pro Forma Financial Statements (unaudited and consolidated)	F-39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Interchange Corporation

We have audited the accompanying balance sheets of Interchange Corporation as of December 31, 2004 and 2003, and the related statements of operations, stockholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Interchange Corporation at December 31, 2004 and 2003, and the results of its operations and cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ HASKELL & WHITE LLP

Irvine, California
February 18, 2005, except for Note 14 as to
          which the date is February 28, 2005

INTERCHANGE CORPORATION

BALANCE SHEETS

	December 31,	December 31,	March 31,
	2004	2003	2005
			(unaudited)
			(consolidated)
	(in thousands, except share data)
ASSETS
Current Assets:
Cash and cash equivalents	$24,617	$699	$5,985
Restricted cash	13	16	13
Marketable securities	10,388	—	14,224
Accounts receivable, net of allowances of $5, $25 and $15, respectively	1,313	638	1,295
Prepaid financing expense, net of accumulated amortization of $0, $209 and $0, respectively	—	448	—
Prepaid expenses and other current assets	260	42	418

Total current assets	36,591	1,843	21,935

Property and equipment, net	791	481	1,552
Intangible assets, net	—	—	3,536
Goodwill	—	—	12,359
Long-term deferred tax assets	678	—	678
Long-term restricted cash	51	64	51
Deposits	37	33	43

Total assets	$38,148	$2,421	$40,154

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,320	$1,152	$2,561
Accrued compensation	323	469	402
Payroll taxes payable	261	2,071	155
Accrued acquisition costs	—	—	1,500
Other accrued liabilities	378	605	543
Deferred revenue	498	391	497
Convertible secured promissory notes	—	1,300	—
Convertible secured debentures, net of debt discount of $0, $53 and $0, respectively	—	2,329	—

Total current liabilities	3,780	8,317	5,658

Long term deferred tax liabilities	151	—	151

Total liabilities	3,931	8,317	5,809

Minority interest	—	—	—

Commitments and contingencies (Notes 5, 6, 7 and 8)

Stockholders’ equity (deficit): (Notes 9, 10, 11 and 12)
Convertible preferred stock, $0.00001 par value; 10,000,000 shares authorized; none issued and outstanding at December 31, 2004; 1,008,125 shares issued and outstanding at December 31, 2003; liquidation preference of $5,234,754 at December 31, 2003; none issued and outstanding at March 31, 2005	—	—	—
Common stock, $0.00001 par value; 30,000,000 shares authorized; 7,953,941, 1,822,963 and 8,106,724 issued and outstanding, respectively	—	—	—
Accumulated comprehensive loss	(36)	—	(154)
Additional paid-in capital	45,497	6,884	45,612
Accumulated deficit	(11,244)	(12,780)	(11,113)

Stockholders’ equity (deficit)	34,217	(5,896)	34,345

Total liabilities and stockholders’ equity (deficit)	$38,148	$2,421	$40,154

The accompanying notes are an integral part of the financial statements.

INTERCHANGE CORPORATION

STATEMENTS OF OPERATIONS

	Years ended		Three months ended
	December 31,		March 31,
	2004	2003	2005	2004
			(unaudited)
			(consolidated)
	(in thousands, except per share amounts)
Revenue	$19,072	$8,784	$5,911	$3,462

Operating Expenses:
Search serving	9,698	3,816	3,176	1,744
Sales and marketing	3,774	1,978	1,338	712
General and administrative	2,634	1,466	952	473
Research and development	1,282	708	556	199
Amortization of intangibles	—	—	51	—
Non-cash equity based expense	13	103	9	8

Total operating expenses	17,401	8,071	6,082	3,136

Operating income (loss)	1,671	713	(171)	326

Interest and other income (expense)	(656)	(636)	314	(300)

Income before income taxes	1,015	77	143	26

Provision (benefit) for income taxes	(521)	17	12	9

Net income	$1,536	$60	$131	$17

Per share data:

Basic net income per share	$0.53	$0.03	$0.02	$0.01

Diluted net income per share	$0.29	$0.02	$0.01	$0.01

Basic weighted average shares outstanding	2,886,203	1,813,210	7,989,608	1,921,864
Diluted weighted average shares outstanding	5,369,623	3,050,582	9,765,291	3,159,237

The accompanying notes are an integral part of the financial statements.

INTERCHANGE CORPORATION

STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,		Three months ended March 31,
	2004	2003	2005	2004
			(unaudited)
			(consolidated)
	(in thousands, except per share amounts)
Net income	$1,536	$60	$131	$17

Other comprehensive loss:

Foreign currency translation adjustments	—	—	(1)	—
Unrealized loss on marketable securities	(36)	—	(117)	—

Total comprehensive income	$1,500	$60	$13	$17

The accompanying notes are an integral part of the financial statements.

INTERCHANGE CORPORATION

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

						Accumulated
			Convertible		Additional	Other		Total
	Common Stock		Preferred Stock		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Equity
	(in thousands)
Balance at December, 31, 2002	1,766	$—	1,008	$—	$6,547	$—	$(12,840)	$(6,293)

Common stock issued:
Exercise of options	4	—	—	—	2	—	—	2
Issued for liabilities	53	—	—	—	105	—	—	105
Non-cash equity based expense for services	—	—	—	—	103	—	—	103
Debt discount attributable to warrants	—	—	—	—	53	—	—	53
Debt issuance costs	—	—	—	—	74	—	—	74
Net income	—	—	—	—	—	—	60	60

Balance at December 31, 2003	1,823	—	1,008	—	6,884	—	(12,780)	(5,896)

Preferred stock converted into common stock	1,170	—	(1,008)	—	—	—	—	—
Common stock issued:
Initial public offering	3,157	—	—	—	21,711	—	—	21,711
Private placement	822	—	—	—	14,004	—	—	14,004
Issued for liabilities	100	—	—	—	200	—	—	200
Conversion of convertible debentures	705	—	—	—	2,360	—	—	2,360
Exercise of warrants	177	—	—	—	325	—	—	325
Non-cash equity based expense for services	—	—	—	—	13	—	—	13
Unrealized loss on marketable securities	—	—	—	—	—	(36)	—	(36)
Net income	—	—	—	—	—	—	1,536	1,536

Balance at December 31, 2004	7,954	—	—	—	45,497	(36)	(11,244)	34,217

Common stock issued:
Exercise of options (unaudited)	74	—	—	—	218	—	—	218
Exercise of warrants (unaudited)	79	—	—	—	—	—	—	—
Non-cash equity based expense for services (unaudited)	—	—	—	—	9	—	—	9
Payment of financing related costs (unaudited)	—	—	—	—	(112)	—	—	(112)
Unrealized loss on marketable securities (unaudited)	—	—	—	—	—	(117)	—	(117)
Foreign currency translation loss (unaudited)	—	—	—	—	—	(1)	—	(1)
Net income (unaudited)	—	—	—	—	—	—	131	131

Balance at March 31, 2005 (unaudited and consolidated)	8,107	$—	—	$—	$45,612	$(154)	$(11,113)	$34,345

The accompanying notes are an integral part of the financial statements.

INTERCHANGE CORPORATION

STATEMENTS OF CASH FLOWS

	Years ended December 31,		Three months ended March 31,
	2004	2003	2005	2004
				(unaudited)
				(consolidated)
	(in thousands)
Cash flows from operating activities:
Net income	$1,536	$60	$131	$17
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	229	109	180	47
Provision for doubtful accounts	10	10	5	3
Non-cash equity expense related to stock option and warrant issuances	13	103	9	8
Non-cash interest expense	75	52	—	31
Non-cash interest income	—	—	(3)	—
Changes in operating assets and liabilities:
Accounts receivable	(685)	(336)	70	(266)
Prepaid expenses and other	225	(462)	(136)	83
Deferred tax assets	(678)	—	—	—
Other non-current assets	(4)	—	(1)	—
Accounts payable and accrued liabilities	(665)	(1,110)	270	37
Deferred revenue	108	(137)	12	86

Net cash provided by (used in) operating activities	164	(1,711)	513	46

Cash flows from investing activities:
Capital expenditures	(519)	(396)	(1,557)	(38)
Purchase of marketable securities	(10,424)	—	(6,982)	—
Proceeds from sales of marketable securities	—	—	3,032	—
Acquisition, net of ash acquired	—	—	(13,743)	—
Decrease in restricted cash	16	20	—	—

Net cash used in investing activities:	(10,927)	(376)	(19,250)	(38)

Cash flows from financing activities:
Proceeds from issuance of common stock:
From initial public offering	25,260	—	—	—
From private placement	15,002	—	—	—
Exercise of warrants	325	—	—	—
Exercise of options	—	2	218	—
Proceeds from sale of convertible secured debentures	—	2,382	—	—
Proceeds from sale of convertible secured promissory notes	—	500	—	—
Payment of fractional shares from convertible secured debenture conversion	(1)	—	—	—
Payment of notes payable	(1,359)	(198)	—	—
Payment of financing related costs	(4,546)	—	(112)	(5)

Net cash provided by (used in) financing activities	34,681	2,686	106	(5)

Effect of currency changes on cash	—	—	(1)	—

Net increase (decrease) in cash and cash equivalents	23,918	599	(18,632)	3
Cash and cash equivalents, beginning of year	699	100	24,617	699

Cash and cash equivalents, end of year	$24,617	$699	$5,985	$702

Supplemental Cash Flow Information:
Interest paid	$492	$78	$—	$33

Income taxes paid	$49	$2	$—	$9

Non-cash investing and financing transactions:
Common stock issued in satisfaction of liabilities	$200	$105		$200

Insurance financing	$17			$17

Capital lease	$20

Convertible secured debentures converted into common stock	$2,360

Debt discount		$74

Warrants issued for debt financing costs		$53

The accompanying notes are an integral part of the financial statements.

INTERCHANGE CORPORATION

Notes to Financial Statements
(Information as of March 31, 2005 and for the
three months ended March 31, 2005 and 2004 is unaudited and consolidated)

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Interchange Corporation, a Delaware corporation (the Company), is a provider of paid-search services on the Internet. The Company provides advertisers’ sponsored listings in response to searches on the Company’s Distribution Network, a network of websites and search engines that have integrated the Company’s search service into their sites. The Company’s sponsored listings are comprised of the Company’s own direct advertisers and the advertisers of other paid-search companies, which make up the Company’s Advertiser Network. The search listings are generally ranked by the advertisers’ bid. Advertisers pay a specified bid price for each click-through on the advertisers’ sponsored listing. As a result of the acquisition that occurred in February 2005 (Note 14), the Company operates in two reportable business segments: United States and Europe.

Principles of Consolidation

As a result of the acquisition that occurred in February 2005 (Note 14), the Company’s consolidated financial statements include the accounts of Interchange Corporation, its wholly owned subsidiaries, Interchange Europe Holding Corporation, Inspire Infrastructure 2i AB, and Inspire Infrastructure (UK) Limited, along with its majority owned subsidiary Inspire Infrastructure Espana SL. All intercompany balances and transactions have been eliminated.

Basis of Presentation

The unaudited interim consolidated financial statements as of March 31, 2005 and for the three months ended March 31, 2005 and 2004, included herein, have been prepared by the Company, without audit, pursuant to rules and regulations of the Securities and Exchange Commission, and, in the opinion of management, reflect all adjustments (consisting of only normal recurring adjustments) which are necessary for a fair presentation. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results for the full year.

Certain reclassifications have been made to the prior year’s financial statements to confirm with current interim period’s presentation. Deferred tax assets previously classified as a current asset is now classified as a long-term asset.

Foreign Currency Translation

The Company measures the financial statements for its foreign subsidiaries using the local currency as the functional currency. Current assets and current liabilities of these subsidiaries are translated at the exchange rate as of the balance sheet date, while long-term items are translated at historical rates. Revenues, costs and expenses are translated at the rates prevailing during the year. Translation adjustments from this process are included in stockholders’ equity. Any gains or losses from foreign currency transactions are included in other income.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and therefore bear minimal risk.

Restricted Cash

On June 26, 2002, the Company pledged $100,000 of cash for an irrevocable letter of credit related to the lease of new office space that was classified as restricted cash on the balance sheet. The letter of credit was reduced to $64,000 on April 1, 2004 and will be reduced to $51,200 on April 1, 2005, and $40,960 on April 1, 2006. The letter of credit will expire on April 1, 2007.

Marketable Securities

The Company carries marketable securities at fair value, with unrealized gains and losses, net of any tax, reported as a separate component of stockholders’ equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on short-term investments are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Accounts Receivable

The Company’s accounts receivable are due primarily from customers located in the United States and are typically unsecured. Management specifically analyzes accounts receivable and historical bad debt, customer concentration, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If management believes that a customer’s financial condition has deteriorated such that it impairs its ability to make payments, additional allowances may be required. A significant portion of the Company’s direct advertisers pay in advance. In addition, the Company grants its Advertiser Network partners net 30 terms. Of the customers that do not pay in advance, as of December 31, 2004 and 2003, one customer represented 58% and 51% of total accounts receivable, respectively.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are calculated under the straight-line basis over the shorter of the estimated useful lives or the respective assets as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Computer equipment	3 years
Computer software	3 years

Repairs and maintenance expenditures that do not significantly add to the value of the property, or prolong its life, are charged to expense, as incurred. Gains and losses on dispositions of property and equipment are included in the operating results of the related period.

Intangible Assets

Developed technology arising from acquisitions (Note 14) is recorded at cost and amortized on a straight-line basis over five years.

Customer contracts and relationships arising from acquisition (Note 14) is recorded at cost and amortized on a straight-line basis over five years.

Non-compete agreement arising from acquisitions (Note 14) is recorded at cost and amortized on a straight-line basis over three years.

Goodwill represents the excess of the purchase price over the fair value of net tangible and intangible assets arising from acquisition (Note 14) and purchase domain name is recorded at cost. Intangible assets, such as goodwill and domain name, which are determined to have an indefinite life, are not amortized in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The Company will perform annual impairment reviews during the fourth fiscal quarter of each year, or earlier if indicators of potential impairment exists. Future impairment review may result in charges against earning to write-down the value of intangible assets.

Impairment of Long-Lived Assets

The Company accounts for the impairment and disposition of definite life intangible and long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets (SFAS No. 144), which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. In accordance with SFAS No. 144, such assets to be held are reviewed for events, or changes in circumstances, which indicate that their carrying value may not be recoverable. The Company periodically reviews related carrying values to determine whether or not impairment to such value has occurred. For the years ended December 31, 2004 and 2003 and for the three months ended March 31, 2005 and 2004, management had no evidence of impairment.

Fair Value of Financial Instruments

The Company’s balance sheets include the following financial instruments: cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and convertible secured debentures. The Company considers the carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, convertible secured promissory notes and convertible secured debentures in the financial statements to approximate fair value for these financial instruments because of the relatively short period of time between origination of the instruments and their expected realization.

Deferred Revenue

Deferred revenue represents deposits from direct advertisers for their advertising campaigns and is recognized as revenue upon a click-through.

Sales Commissions

When an advertiser makes a deposit into its account with the Company, the Company’s applicable salesperson earns a commission. The Company records sales commission expense in the period the deposit is received.

Refunds

Refunds of any remaining deposits paid by direct advertisers are available to those advertisers upon written request submitted between 30 and 90 days from the date of deposit.

Revenue Recognition

Revenue is recognized when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of the Company’s fees is probable. The Company generates revenue when it is realizable and earned, as evidenced by click-throughs occurring on advertisers’ sponsored listings. As a result of each click-through, management believes all four revenue recognition criteria are met. Prior to supplying a click-through, the Company enters into a contractual arrangement to distribute sponsored listings from an advertiser or an Advertiser Network partner. The advertisers provide sponsored listings along with bid prices (what the advertisers are willing to pay for each click-through on those listings) to the Company. These sponsored listings are then included as search results that the Company distributes in response to keyword searches performed by consumers on the Company’s Distribution Network. Depending on the source of the advertiser, the Company recognizes an applicable portion of the bid price for each click-through the Company delivers on advertisers’ sponsored listings. Revenue is recognized when earned based on click-through activity to the extent that the direct advertiser has deposited sufficient funds with the Company or collection is reasonably assured from credit worthy direct advertisers and Advertiser Network partners.

The Company distributes sponsored listings to its Distribution Network partners in response to consumer search requests and shares a portion of revenue generated with these partners. In accordance with Emerging Issue Task Force No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, revenue is reported gross of the payment to Distribution Network partners because the Company acts as the primary obligor and is responsible for the fulfillment of services.

The Company derived 56% and 50% of its total revenue from direct advertisers and 44% and 50% of its total revenue from its Advertising Network partners during the years ended December 31, 2004 and 2003, respectively. The Company derived 57% and 49% of its total revenue from direct advertisers and 43% and 51% of its total revenue from its Advertising Network partners during the years ended March 31, 2005 and 2004, respectively. One Advertising Network partner represented 35% and 33% of the Company’s total revenue for the year ended December 31, 2004 and 2003, respectively, and 30% and 38% of the Company’s total revenue for the three months ended March 31, 2005 and 2004, respectively. No Distribution Network partner provided consumer search requests resulting in click-throughs representing more than 10% of the Company’s total revenue in the year ended December 31, 2004 and for the three months ended March 31, 2005. One of the Company’s Distribution Network partners provided consumer search requests resulting in click-throughs representing 15% of the Company’s total revenue during the year ended December 31, 2003 and 20% of the Company’s total revenue for the three months ended March 31, 2004.

Search Serving

Search serving expenses consist primarily of revenue-sharing payments that the Company makes to its Distribution Network partners, and to a lesser extent, Internet connectivity costs, data center costs, amortization of certain software license fees and maintenance and depreciation of computer equipment used in providing the Company’s paid-search services.

Research and Development

Research and development expenses consist of expenses incurred by the Company in the development, creation and enhancement of its paid-search services. Research and development expenses include salaries and other costs of employment of the Company’s development staff as well as outside contractors. Research and development costs are expensed as incurred or capitalized into property and equipment in accordance with Statement of Position 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1). SOP 98-1 requires that costs incurred in the preliminary project and post-implementation stages of an internal use software project be expensed as incurred and that certain costs incurred in the application development stage of a project be capitalized. As of December 31, 2004 and through March 31, 2005, the Company has not capitalized any research and development costs.

Income Taxes

The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements and tax returns. Deferred tax assets and liabilities are determined based upon the difference between the financial statement and tax bases of assets and liabilities, using the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized.

Comprehensive Income

The Company accounts for comprehensive income (loss) using SFAS No. 130, Reporting Comprehensive Income (SFAS No. 130). SFAS No. 130 establishes standards for reporting comprehensive income (loss) and its components in financial statements. Comprehensive income (loss), as defined therein, refers to revenue, expenses, gains and losses that are not included in net income (loss) but rather are recorded directly in shareholders’ equity. For the year ended December 31, 2004, comprehensive income consisted of net income plus unrealized loss on marketable securities. For the three months ended March 31, 2005, comprehensive income consisted of net income plus unrealized loss on marketable securities and foreign currency translation adjustments. For the year ended December 31, 2003, and the three months ended March 31, 2004, there were no differences between net income and comprehensive income (loss).

Stock-Based Compensation

The Company accounts for stock-based employee compensation under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25 Accounting for Stock Issued to Employees. SFAS No. 123, Accounting for Stock Based Compensation, established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123 and related SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation. (in thousands, except per share data):

	Year ended		Three months ended
	December 31,		March 31,
	2004	2003	2005	2004
			(unaudited)
Net income, as reported	$988	$60	$131	$17
Additional stock-based employee compensation expense determined under fair value based method for all awards, net of tax effects	(435)	(404)	(1,096)	(124)

Pro forma net income (loss)	$553	$(344)	$(965)	$(107)

Net income (loss) per share:
Basic – as reported	$0.34	$0.03	$0.02	$0.01

Basic – pro forma	$0.19	$(0.18)	$(0.12)	$(0.06)

Net income (loss) per share:
Diluted – as reported	$0.18	$0.02	$0.01	$0.00

Diluted – pro forma	$0.10	$(0.18)	$(0.12)	$(0.06)

The fair value of these options were estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	Year ended December 31,		Three months ended March 31,
	2004	2003	2005	2004
			(unaudited)
Risk free interest rate	4.78%	5.07%	4.70%	4.81%
Expected lives (in years)	10	10	10	10
Dividend yield	None	None	None	None
Expected volatility	25%	25%	42.17%	25%

Net Income per Share

SFAS No. 128, Earnings per Share, establishes standards for computing and presenting earnings per share. Basic earnings per share is calculated using the weighted average shares of common stock outstanding during the periods. Diluted earnings per share is calculated using the weighted average number of common and potentially dilutive common shares outstanding during the period, using the as-if converted method for convertible preferred stock, convertible secured debentures and convertible secured promissory notes, and the treasury stock method for options and warrants.

For the year ended December 31, 2004, potentially dilutive securities, which consist of warrants to purchase 195,650 shares of common stock at prices ranging from $20.00 to $25.33 were not included in the computation of diluted net income per share because such inclusion would be antidilutive.

For the year ended December 31, 2003, potentially dilutive securities, which consist of options to purchase 812,822 shares of common stock at prices ranging from $2.00 to $4.00 per share, warrants to purchase 1,818,257 shares of common stock at prices ranging from $2.00 to $20.00 per share, convertible secured promissory notes including accrued interest that could convert into 734,001 shares of common stock and convertible secured debentures that could convert into 711,044 shares of common stock were not included in the computation of diluted net income per share because such inclusion would be antidilutive.

For the three months ended March 31, 2005, potentially dilutive securities, which consist of options to purchase 264,900 shares of common stock at prices ranging from $11.37 to $16.59 per share and warrants to purchase 164,400 shares of common stock at $25.53 per share were not included in the computation of diluted net income per share because such inclusion would be antidilutive.

For the three months ended March 31, 2004, potentially dilutive securities, which consist of options to purchase 812,822 shares of common stock at prices ranging from $2.00 to $4.00 per share, warrants to purchase 1,778,902 shares of common stock at prices ranging from $2.00 to $20.00 per share, convertible secured promissory notes including accrued interest that could convert into 733,962 shares of common stock and convertible debentures that could convert into 546,119 shares of common stock were not included in the computation of diluted net income per share because such inclusion would be antidilutive.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated (in thousands, except per share amounts):

	Year ended		Three months ended
	December 31,		March 31,
	2004	2003	2005	2004
Numerator:
Net income	$1,536	$60	$131	$17

Denominator:
Denominator for historical basic calculation weighted average shares	2,886	1,813	7,990	1,922
Dilutive common stock equivalents:
Options	1,066	68	799	67
Warrants	1,418	—	976	—

	Year ended		Three months ended
	December 31,		March 31,
	2004	2003	2005	2004
Convertible preferred stock	—	1,170	—	1,170

Denominator for historical diluted calculation weighted average shares	5,370	3,051	9,765	3,159

Net income per share:
Historical basic net income (loss) per share	$0.53	$0.03	$0.02	$0.01

Historical diluted net income (loss) per share	$0.29	$0.02	$0.01	$0.01

New Accounting Pronouncements

In May 2003, the SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity was issued. Such statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires mandatory redeemable financial instruments to be classified within the liability section of the balance sheet. The statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Any such transaction entered into subsequent to May 15, 2003 is to be classified immediately within the liability section of the balance sheet. For non-public companies, SFAS No. 150 is effective for fiscal years beginning after December 15, 2003. Upon adoption, the Company does not anticipate a material impact on its consolidated financial statements.

In January 2003, FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. In December 2003, the FASB issued a revision to FIN 46 (FIN 46R). FIN 46R clarifies the application of ARB No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. FIN 46R requires the consolidation of these entities, known as variable interest entities, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must, at a minimum, apply the unmodified provisions of the Interpretation to entities that were previously considered “special-purpose entities” in practice and under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. We do not believe that we have any investments in variable interest entities that will require consolidation.

In December 2004, FASB issued SFAS No. 123R, Share Based Payments. The statement requires public companies to measure the cost of employee services in exchange for an award of equity instruments to be based on the grant-date fair value of the award as determined by using an option-pricing model. This statement eliminates the alternative to use APB No. 25’s intrinsic value method of accounting that was provided in Statement No. 123 as originally issued. Under Opinion No. 25, issuing stock options to employees generally resulted in recognition of no compensation cost. This Statement requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. The statement also clarifies and expands Statement No. 123’s guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. The Statement is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. We are currently reviewing the impact on our financial statements of implementing this statement.

2. Composition of Certain Balance Sheet and Statement of Operations Captions

Prepaid financing expense consists of placement fees, legal and accounting fees, printing costs and other financing related expenses. Prepaid financing expense at December 31, 2003 consisted of $448,000 of expenses related to the issuance of the convertible secured debentures, which are being amortized over the life of the debentures. The balance as of December 31, 2004 and March 31, 2005 was zero.

Property and equipment consisted of the following (in thousands):

	December 31,	December 31,	March 31,
	2004	2003	2005
Furniture and fixtures	$193	$193	$193

Office equipment	55	64	69
Computer equipment	592	753	931
Computer software	315	177	187
Idle assets (not depreciated)	9	9	9

	1,164	1,196	1,389

Less accumulated depreciation and amortization	(373)	(715)	(871)

Property and equipment, net	$791	$481	$518

Intangible assets consisted of the following (in thousands):

	December 31,	December 31,	March 31,
	2004	2003	2005
Developed technology	$—	$—	$2,233
Customer contracts and relationships	—	—	404
Non-compete agreement	—	—	249
Domain name	—	—	701

	—	—	3,587

Less accumulated amortization	—	—	(51)

Intangible assets, net	$—	$—	$3,536

Other accrued liabilities consist of primarily accrued interest payable, accrued professional fees and other miscellaneous accrued expenses.

Amounts recorded as non-cash equity based expense represent the fair value expense, utilizing the Black-Scholes model at the date of grant, of warrants and options issued to non-employees of the Company for services and relate to the following statement of operations categories (in thousands):

	Year ended		Three months ended
	December 31,		March 31,
	2004	2003	2005	2004
General and administrative:
Non-cash warrant expense	$—	$103	$—	$—
Non-cash options expense	13	—	9	8

	$13	$103	$9	$8

3. Marketable Securities

The following is a summary of marketable securities all of which are classified as available for sale as of December 31, 2004 (in thousands):

		Gross	Estimated
		Unrealized	Fair
	Cost	Loss	Value
Mortgage backed government securities	$10,424	$(36)	$10,388

The contractual maturities of marketable securities as of December 31, 2004 are as follows (in thousands):

		Gross	Estimated
		Unrealized	Fair
	Cost	Loss	Value
Maturities:
After one year through five years	$8,392	$(20)	$8,372
Over ten years	2,032	(16)	2,016

Total marketable securities	$10,424	$(36)	$10,388

4. Income Taxes

The Company’s provision (benefit) for income taxes consists of the following (in thousands):

	Year ended December 31,
	2004	2003
Current:
Federal	$—	$—
State	6	17
Foreign	—	—

Total current	6	17

Deferred:
Federal	(412)	—
State	(115)	—
Foreign	—	—

Total deferred	(527)	—

Total provision (benefit) for income taxes	$(521)	$17

The provision (benefit) for income taxes differs from the amount computed by applying the federal income tax rate as follows:

	Year ended December 31,
	2004	2003
Statutory federal tax rate	34%	34%
State income taxes, net of federal benefit	(7)	15
IRS penalties	(4)	9
Change in valuation allowance	(76)	(39)
Other	2	3

	(51)%	22%

Deferred income taxes reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows (in thousands):

	Year ended December 31,
	2004	2003
Deferred income tax assets:
Net operating loss carryforwards	$4,202	$2,403
Reserves and expenses	53	58

Gross deferred tax assets	4,255	2,461
Valuation allowance	(3,577)	(2,461)

	678	—

Deferred income tax liabilities:
Fixed assets/depreciation	(151)	(58)
Valuation allowance	—	58

	(151)	—

Net deferred tax assets (liabilities)	$527	$—

As of December 31, 2004, the Company has approximately $112,000 of valuation allowances attributable to the tax benefit of exercised stock options and warrants issued for services, which will be credited directly to paid in capital when realization is assured.

As of December 31, 2004, the Company had $10.6 million and $10.0 million in net operating loss carryforwards for federal and statement income tax purposes, respectively.

5. Payroll Taxes

From the three months ended June 30, 2000 through fiscal 2001 and 2002, the Company either failed to pay or failed to pay timely, its federal payroll tax liabilities. As a result, the Company incurred penalties and interest on the unpaid balances. The original amount of unpaid taxes was approximately $1,100,000.

On October 27, 2003, the Company entered into a secured installment agreement with the Internal Revenue Service. Pursuant to the installment agreement, the Company agreed to pay $30,000 per month through December 31, 2004 and $40,000 per month thereafter until the total liability is paid in full. Penalties and interest, as provided by law, will continue to accrue until the total liability is paid in full.

The agreement with the Internal Revenue Service was based on the Company’s then-current financial condition, and it may be modified or terminated by the Internal Revenue Service at any time if their information, including updated financial information that the Company must provide them upon request, shows that the Company’s ability to pay the amount owed has significantly changed. The Internal Revenue Service can also terminate the agreement at any time if the Company does not make the monthly installment payments as agreed upon, does not pay any other federal tax debt when due, does not provide financial information if requested or if they find that collection of the taxes the Company owes is in jeopardy. If the Internal Revenue Service terminates the agreement, they may collect the entire amount the

Company owes by levy on the Company’s income, bank accounts or other assets, by seizing the Company’s property or by taking other legal action against the Company.

During 2004, the Company filed an appeal with the Internal Revenue Service for abatement of certain penalties and interest. As a result, the Company was granted an abatement of approximately $155,000 of accrued penalties and interest. In November 2004, the Company paid $1.4 million of the outstanding liability. As of December 31, 2004, the outstanding liability was $261,000. In February 2005, the Company was granted an additional abatement of approximately $115,000 of accrued penalties and interest of its outstanding federal payroll tax liability. As of March 31, 2005, the outstanding liability was $145,000.

6. Convertible Secured Promissory Notes

During 2001, the Company issued three convertible secured promissory notes to Frastacky Associates, Inc. (Frastacky Associates), a stockholder of the Company, for the aggregate amount of $550,000. The notes accrue interest at a rate of 10% per annum and may be converted into shares of the Company’s common stock at a purchase price of $2.00 per share at any time prior to the payment in full of the notes. In addition, the Company entered into a security agreement with Frastacky Associates granting a security interest in all assets currently owned by the Company to secure payment of the notes.

In November 2002, the Company issued a convertible secured promissory note to Frastacky Associates for the amount of $250,000. The note accrues interest at a rate of 10% per annum and may be converted into shares of the Company’s common stock at a rate of $2.00 per share at any time prior to the payment in full of the note.

In January 2003, the Company issued three convertible secured promissory notes to Frastacky Associates for the aggregate amount of $500,000. The notes accrue interest at a rate of 10% per annum and may be converted into shares of the Company’s common stock at a rate of $2.00 per share at any time prior to the payment in full of the notes.

Frastacky Associates was granted piggy-back registration rights in connection with the issuance of the convertible secured promissory notes. Such registration rights are not available for the Company’s initial public offering.

In June 2003, the Company entered into a loan extension and conversion agreement with Frastacky Associates. This agreement applied to the seven outstanding convertible secured promissory notes with an aggregate principal amount of $1,300,000 and extended the maturity date of the outstanding principal balance and accrued interest of the notes to April 30, 2004.

In April 2004, the Company entered into an additional loan extension and conversion agreement with Frastacky Associates. This agreement extended the maturity date of the promissory notes to the earlier of (i) one day before the first maturity date of any outstanding convertible secured debentures, (ii) 10 days after the Company completes and initial public offering of its common stock, or (iii) December 31, 2004.

During October 2004, the Company repaid the full outstanding principal amount of the Company’s convertible secured promissory notes of $1,300,000 and the accrued interest of $176,058 to Frastacky Associates.

7. Commitments and contingencies

Lease Commitments

The Company leases office space under an operating lease agreement that expires in March 2007. The future minimum lease payments under non-cancelable operating leases at December 31, 2004 are as follows (in thousands):

Operating Leases
Year ending December 31,
2005	$214
2006	224
2007	57

Total minimum lease payments	$495

The Company recognizes rent expense on a straight-line basis over the life of the operating lease as the lease contains a fixed escalation rent clause. Rent expenses for the years ended December 31, 2004 and 2003 were $210,000 and $210,000, respectively.

401(k) Plan

The Company maintains a 401(k) plan for eligible employees. Employees become eligible to participate in the plan at the beginning of each calendar quarter (January, April, July, October) following their hire date. Employees may contribute amounts ranging from 1% to 15% or their annual salary, up to maximum limits set by the Internal Revenue Service. The Company may make matching contributions at its own discretion. Employees immediately vest 100% of their own contributions and the Company’s matching contributions. Through March 31, 2005, the Company has made no matching contributions.

Employment Agreements

The Company has signed employment agreements with its two executive officers. The agreements provide for the payments of annual salaries totaling $430,000 and annual bonuses of up to $195,000 in the aggregate. The agreements have an initial term of two years and automatically renew for one year terms unless terminated on at least 30 days notice by either party. If the Company terminates one of these officers without cause, the Company is obligated to pay the terminated officer (i) his annual salary and other benefits earned prior to termination, (ii) the greater of such officer’s annual salary for the remaining term of the agreement or such officer’s annual salary, (iii) the average of all bonuses during the term of the employment agreement, (iv) the same benefits that such officer received prior to termination, for a period of 12 months following termination, and (v) the right to exercise all options, including any as yet unvested options, for a period of 12 months following termination.

Legal Proceedings

The Company is not currently a party to any material legal proceedings. From time to time, however, the Company may be subject to a variety of legal proceedings and claims in the ordinary course of business.

8. Convertible Debentures

Between August 2003 and November 2003, the Company entered into convertible secured debenture and warrant purchase agreements with various investors. Pursuant to these agreements, the investors purchased an aggregate of $2,382,000 of 8% convertible secured debentures and warrants to purchase shares of the Company’s common stock. The convertible secured debentures are secured by the Company’s assets and are subordinated to the Frastacky Associates convertible secured promissory notes (Note 6). The purchases of the convertible secured debentures and the warrants took place in seven tranches. The tranches closed on August 27, 2003, September 5, 2003, September 16, 2003, September 30, 2003, October 15, 2003, October 20, 2003 and November 20, 2003. The convertible secured debentures are due on the earlier of (i) the first anniversary from the applicable date of issuance, or (ii) fifteen days following the Company’s consummation of any equity and/or debt financing with aggregate gross proceeds of at least $10,000,000 (See Note 13). Each convertible secured debentures holder has the right, at any time, to convert their debenture into shares of the Company’s common stock at an initial conversion ratio of one share of common stock for each $3.35 of principal amount of debenture. The Company also issued warrants to purchase an aggregate of 476,400 shares of common stock at an exercise price of $3.75 per share that expire five years from the date of issuance. The fair value of these warrants, using the Black-Scholes model at the date of grant, was $73,729 and was recorded as convertible debt discount and will be amortized over the life of the debentures. The assumptions used in the Black-Scholes model were as follows: no dividend yield; 3.125% interest rate; five years contractual life; and volatility of 25%.

In connection with the issuance of the convertible secured debentures, the Company paid $604,708 in cash for placement agent fees. These fees are recorded in prepaid expenses and will be amortized over the life of the debentures. The Company also issued to the placement agent warrants to purchase an aggregate of 303,851 shares of common stock that are exercisable at $4.00 per share and expire on May 31, 2008. The fair value of these warrants, using the Black-Scholes model at the date of grant, was $52,749 and was recorded in prepaid expenses and will be amortized over the life of the debentures.

During August 2004, the Company entered into Extension Agreements with holders of the Company’s convertible secured debentures with maturity dates of August 27, 2004, September 5, 2004, September 16, 2004 and September 30, 2004. These agreements extended the maturity date of the convertible secured debentures to the earlier of (i) December 31, 2004, or (ii) 15 days following the completion of a financing with net proceeds to the Company of at least $10 million.

During October 2004, the Company entered into Extension Agreements with holders of the Company’s convertible secured debentures with maturity dates of October 15, 2004 and October 20, 2004. These agreements extended the maturity date of the convertible secured debentures to the earlier of (i) December 31, 2004, or (ii) 15 days following the completion of a financing with net proceeds to the Company of at least $10 million.

As a result of the completion of the Company’s initial public offering on October 22, 2004, the principal amount and any unpaid accrued interest of the Company’s outstanding convertible secured debentures became due on November 6, 2004. The holders of the convertible secured debentures had a right to convert all or any portion of the outstanding principal amount into shares of the Company’s common stock at a conversion price equal to $3.35 per share prior to November 6, 2004. Holders of the convertible secured debentures converted $2,360,172 of principal amount into 704,529 shares of the Company’s common stock. The remaining principal amount of $21,828 plus accrued interest of $211,597 was paid in November 2004 and no convertible secured debentures remain outstanding.

9. Initial Public Offering (IPO)

The Securities and Exchange Commission declared the Company’s registration statement on Form SB-2 (Registration No. 333-116965) under the Securities Act of 1933 effective on October 18, 2004. Under this registration statement, in an initial public offering, the Company registered 3,157,500 shares of its common stock, including 407,500 shares subject to the underwriters’ over-allotment option, with an aggregate public offering price of $25,260,000.

On October 22, 2004, the Company completed its IPO in which it sold 2,750,000 shares of its common stock that resulted in gross proceeds of $22,000,000, of which the Company paid approximately $1,540,000 in underwriting discounts and commissions, $440,000 as a non-accountable expense allowance to the underwriters and approximately $1,275,000 in related IPO costs. As a result, the approximate net cash proceeds from the offering were $18,745,000. In connection with the IPO, the underwriters were issued warrants to purchase 315,750 shares of the Company’s common stock at an exercise price of $10.00 per share that expire on October 22, 2009. The fair value of these warrants, using the Black-Scholes model at the date of grant, was $499,333 and was recorded as an IPO cost. The assumptions used in the Black-Scholes model were as follows: no dividend yield; 3.31% interest rate; five years contractual life; and volatility of 25%.

On November 1, 2004, the underwriters exercised their over-allotment option. As a result, the Company sold an additional 407,500 shares of common stock resulting in gross proceeds of $3,260,000, of which the

Company paid approximately $228,200 in underwriting discounts and commissions and $65,200 as a non-accountable expense allowance to the underwriters. As a result, the approximate net cash proceeds were $2,966,600.

10. Private Placement

On December 20, 2004, the Company entered into an agreement to sell 822,000 shares of the Company’s common stock to institutional investors for $18.25 per share in a private placement transaction, which closed on December 30, 2004. The transaction resulted in gross proceeds $15,001,500, of which the Company paid approximately $997,000 in related costs. As a result, the approximate net cash proceeds from the private placement were $14,004,000. In connection with the sale of common stock, the investors were issued warrants to purchase 164,400 shares of the Company’s common stock at an exercise price of $25.53 per share that expire on December 30, 2009. The fair value of these warrants, using the Black-Scholes model at the date of grant, was $2,339,206 and was recorded as a private placement cost. The assumptions used in the Black-Scholes model were as follows: no dividend yield; 3.64% interest rate; five years contractual life; and volatility of 125%.

11. Stockholders’ Equity

The Company has authorized 30,000,000 shares of common stock and 10,000,000 shares of convertible preferred stock.

On August 11, 2003, the stockholders of the Company approved a one-for-four reverse split of the Company’s common stock. The reverse stock split was effective on August 26, 2003. The effect of the reverse stock split has been applied retroactively to all equity transactions.

Activity for the year ended December 31, 2003

During February 2003, the Company issued 50,000 shares of its common stock for settlement of a note payable valued at $100,000.

During March 2003, the Company issued 2,500 share of its common stock in exchange for $5,000 of financial consulting services.

Activity for the year ended December 31, 2004

In June 2004, the stockholders of all classes of preferred stock approved, by required vote, the conversion of their preferred stock into 1,169,772 shares of common stock. Such conversion will be effective concurrent with the closing of the Company’s initial public offering.

Upon the completion of the IPO on October 22, 2004, the Company issued an aggregate of 1,169,722 shares of its common stock upon the automatic conversion of its outstanding preferred stock. The preferred stock converted as follows: 497,750 shares of Company’s convertible preferred Series A stock automatically converted into 598,866 shares of the Company’s common stock; 68,188 shares of the Company’s convertible preferred Series B stock automatically converted into 102,734 shares of the Company’s common stock; 284,188 shares of the Company’s convertible preferred Series C stock automatically converted into 292,711 shares of the Company’s common stock; 123,999 shares of the Company’s convertible preferred Series D stock automatically converted into 136,604 shares of the Company’s common stock; and 34,000 shares of the Company’s convertible preferred Series E stock automatically converted into 38,807 shares of the Company’s common stock. Subsequent to the IPO, there are no shares of convertible preferred stock issued or outstanding.

Warrants

Warrant activity for the years ended December 31, 2003 and 2004 was as follows:

		Weighted Average
	Shares	Exercise Price
Outstanding at December 31, 2002	742,277	$3.99
Granted	1,078,376	3.37
Expired	(2,396)	5.22

Outstanding at December 31, 2003	1,818,257	3.62
Granted	495,150	15.10
Exercised	(187,500)	2.37
Expired	(37,713)	4.90

Outstanding at December 31, 2004	2,088,194	$6.43

Exercisable at December 31, 2004	2,088,194	$6.43

The weighted average fair value at grant date of the warrants granted during the years ended December 31, 2004 and 2003 was $1.99 and $0.19 per shares, respectively.

The following table summarizes information regarding warrants outstanding and exercisable at December 31, 2004:

	Warrants Outstanding and Exercisable
		Weighted
		Average	Weighted
		Remaining	Average
Range of Exercise Price	Shares	Contractual Life	Exercise Price
$0.00 - $2.99	311,750	2.2 years	$2.00
$3.00 - $3.99	713,400	3.3 years	3.51
$4.00 - $5.99	519,519	2.3 years	4.00
$6.00 - $7.99	10,000	0.9 years	6.00
$8.00 - $9.99	22,125	2.2 years	8.00
$10.00 - $19.99	315,750	4.8 years	10.00
$20 00 - $25 53	195,650	4.2 years	24.65

	2,088,194	3.2 years	$6.43

Warrant activity for the three months ended March 31, 2005 was as follows:

		Weighted Average
	Shares	Exercise Price
Outstanding at December 31, 2004	2,088,194	6.43
Exercised	(107,963)	3.75
Expired	(31,250)	20.00

Outstanding at March 31, 2005	1,948,981	$6.36

Exercisable at March 31, 2005	1,938,981	$6.35

The following table summarizes information regarding warrants outstanding and exercisable at March 31, 2005:

	Warrants Outstanding			Warrants Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Prices	Shares	Life	Price	Shares	Price
$0.00 - $2.99	297,791	2.0	$2.00	297,791	$2.00
$3.00 - $3.99	663,678	3.2	$3.55	663,678	$3.55
$4.00 - $5.99	492,362	2.2	$4.00	492,362	$4.00
$6.00 - $9.99	15,000	2.5	$8.00	5,000	$8.00
$10.00 - $19.99	315,750	4.6	$10.00	315,750	$10.00
$20.00 - $25.53	164,400	4.8	$25.53	164,400	$25.53

	1,948,981	3.1	$6.36	1,938,981	$6.35

12. Stock Plans

In March 1999, the Company adopted the 1999 Incentive Equity Plan (1999 Plan). The 1999 Plan provides for the grant of non-qualified and incentive stock options to employees, directors and consultants of options to purchase shares of the Company’s stock. Options are granted at exercise prices equal to the fair market value of the common stock on the date of grant. Generally, 25% of the options are available for exercise at the end of nine months, while the remainder of the grant is exercisable ratably over the next 27 month period, provided the optionee remains in service to the Company. The options generally expire ten years from the date of grant. The Company has reserved 500,000 shares for issuance under the 1999 Plan, and as of December 31, 2004, a total of 492,210 shares were subject to options granted and outstanding under the 1999 Plan.

In March 2000, the Company adopted the 2000 Incentive Equity Plan (2000 Plan). The 2000 Plan provides for the grant of non-qualified and incentive stock options to employees, directors and consultants of options to purchase shares of the Company’s stock. Options are granted at exercise prices equal to the fair market value of the common stock on the date of grant. Generally, 25% of the options vest and are exercisable at the end of nine months, while the remainder of the grant is exercisable ratably over the next 27 month period, provided the optionee remains in service to the Company. The options generally expire ten years from the date of grant. The Company has reserved 500,000 shares for issuance under the 2000 Plan, and as of December 31, 2004, a total of 491,612 shares were subject to options granted and outstanding under the 2000 Plan.

In January 2004, the Company adopted the 2004 Incentive Equity Plan (2004 Plan), in August 2004, the Company amended the 2004 Plan and in September 2004, the stockholders of the Company approved the 2004 Plan, as amended The 2004 Plan provides for the grant of non-qualified and incentive stock options to employees, directors and consultants of options to purchase shares of the Company’s stock. Options are granted at exercise prices equal to the fair market value of the common stock on the date of grant. Generally, 25% of the options are available for exercise at the end of nine months, while the remainder of the grant is exercisable ratably over the next 27 month period, provided the optionee remains in service to the Company. The options generally expire ten years from the date of grant. The Company has reserved 600,000 shares for issuance under the 2004 Plan and as of December 31, 2004, a total of 309,125 shares were subject to options granted and outstanding under the 2004 Plan.

Stock option activity under the plans during the periods indicated is as follows:

		Weighted Average
	Shares	Exercise Price
Outstanding at December 31, 2002	722,959	$3.54
Granted	268,750	2.01
Exercised	(4,375)	0.40
Cancelled	(90,012)	3.84

Outstanding at December 31, 2003	897,322	3.06
Granted	395,625	3.47

Outstanding at December 31, 2004	1,292,947	3.19
Granted	247,500	15.32
Exercised	(73,896)	2.95
Cancelled	(78,073)	5.89

Outstanding at March 31, 2005	1,388,478	$5.21

The weighted-average fair value at grant date for the options granted during the years ended December 31, 2004 and 2003 was $1.59, and $1.66 per option, respectively.

The following table summarizes information regarding options outstanding and exercisable at December 31, 2004:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Price	Shares	Life	Price	Shares	Price
$0.00 - $1.00	84,500	4.9 years	$0.40	84,500	$0.40
$1.01 - $2.00	262,500	8.0 years	2.00	165,971	2.00
$2.01 - $3.00	340,750	9.1 years	2.25	134,478	2.25
$3.01 - $4.00	544,072	6.5 years	4.00	543,724	4.00
$5.01 - $10.00	21,125	9.6 years	6.00	—	—
$10.01 - $15.00	30,000	9.8 years	11.37	—	—
$15.01 - $16.00	10,000	9.9 years	15.35	—	—

	1,292,947	7.5 years	$3.19	928,673	$3.06

A further summary of stock options outstanding and exercisable at March 31, 2005 is as follows:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Price	Shares	Life	Price	Shares	Price
$0.40 - $1.00	79,500	4.7	$0.40	79,500	$0.40
$1.01 - $2.00	238,194	6.0	$2.00	187,846	$2.00
$2.01 - $3.00	275,533	8.3	$2.25	126,907	$2.25
$3.01 - $4.00	509,226	4.4	$4.00	509,226	$4.00
$5.01 - $10.00	21,125	9.3	$6.00	868	$6.00
$10.01 - $15.00	30,000	9.6	$11.37	—	$—
$15.01 - $16.00	196,000	9.8	$15.09	17,499	$15.08
$16.01 - $20.00	38,900	9.8	$16.59	5,833	$16.59

	1,388,478	6.6	$5.21	927,679	$3.34

13. Related Party Transactions

In July 2003, the Company’s Board of Directors approved the issuance of a total of 100,000 shares of the Company’s common stock to five employees for previously deferred salaries and bonuses valued at $200,000 which, as of December 31, 2003, is recorded as accrued compensation. The Company issued the common stock in January 2004.

In November 2003, as part of the private placement of Convertible Debentures (Note 7), Douglas S. Norman, Chief Financial Officer of the Company, purchased $25,000 of Convertible Debentures from the Company for $25,000 cash. In addition, Mr. Norman received warrants to purchase 5,000 shares of the Company’s common stock that are exercisable at $3.75 per share and expire on November 11, 2008. The terms and conditions of this transaction are identical to all the other Convertible Debenture transactions. In November 2004, Mr. Norman converted $25,000 of convertible secured debentures into 7,462 shares of the Company’s common stock and received a cash payment of $1,929 for accrued interest.

In October 2004, 1,069 shares of the Company’s Series C preferred stock held by Mr. Norman were converted into 1,101 shares of the Company’s common stock as a result of the Company’s initial public offering.

In October 2004, 22,500 shares of the Company’s Series B preferred stock held by Philip K. Fricke, a member of the Company’s Board of Directors were converted into 33,904 shares of the Company’s common stock as a result of the Company’s initial public offering.

In October 2004, 37,500 shares of the Company’s Series A preferred stock, 15,625 shares of the Company’s Series B preferred stock and 87,500 shares of the Company’s Series C preferred stock held by Frastacky Associates, Inc. were converted into 45,120, 23,543 and 90,125 shares of the Company’s common stock, respectively, as a result of the Company’s initial public offering.

14. Events subsequent to December 31, 2004 (unaudited)

Inspire Infrastructure 2i AB

On February 28, 2005, the Company completed the acquisition, through a wholly owned subsidiary, of all of the outstanding capital stock of Inspire Infrastructure 2i AB, a Swedish Internet and wireless local-search technology company for $15.0 million in cash and cash acquisition costs of $323,000. Under the terms of the acquisition, Inspire shareholders can receive additional consideration consisting of up to 447,067 shares of Interchange common stock, valued at $7.5 million based upon a 30-day moving average, which is payable upon the achievement of certain future business performance criteria. The purchase price of $15,323,000 was allocated as follows (in thousands):

Current assets	$159
Fixed assets	34
Developed technology	2,233
Customer contracts and relationships	404
Non-compete agreement	249
Goodwill	12,359
Long-term assets	5
Liabilities assumed	(120)

Total purchase price	$15,323

Inspire’s operating results have been included in the Company’s consolidated financial statements from the date of acquisition. Developed technology is being amortized on a straight-ling basis over five years. Customer contracts and relationships is being amortized on a straight-line basis over five years. Non-compete agreement is being amortized on a straight-line basis over three years. Goodwill, which is determined to have an indefinite life, is not amortized in accordance with SFAS No. 142, Goodwill and

Other Intangible Assets. The Company will perform annual impairment reviews during the fourth fiscal quarter of each year or earlier if indicators of potential impairment exists. Future impairment reviews may result in charges against earnings to write-down the value of intangible assets.

The following unaudited pro forma results of operations assume that the acquisition had occurred on the first day of each year presented. The pro forma data is presented for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred, nor is it indicative of future results of operations of the combined enterprise.

	Years ended December 31,		Three months ended March 31,
	2004	2003	2005	2004
	(in thousands, except per share amounts)
Net revenues	$19,477	$8,926	$5,958	$3,486
Net income (loss)	$986	$(581)	$(30)	$(142)
Basic net income (loss) per share	$0.30	$(0.32)	$(0.00)	$(0.04)
Diluted net income (loss) per share	$0.17	$(0.32)	$(0.00)	$(0.01)

New Facility Lease

On March 18, 2005, the Company entered into a lease agreement with the Irvine Company. Under the terms of the lease, the Company’s headquarters will move from its present location at 24422 Avenida de la Carlota, Suite 120, Laguna Hills, California to 1G Technology Drive, Irvine, California. The new headquarters will consist of approximately 23,352 square feet. The lease is for a period of sixty months, plus such additional number of days as may be required to cause the lease to terminate on the final day of the calendar month. The aggregate rent for the term of the lease is approximately $1,793,436. In addition to rent, the lease requires the Company to pay certain taxes, insurance and operating costs related to the leased building, in amounts yet to be determined. The Company is also responsible for the costs of certain tenant improvements associated with the new facility but will be entitled to reimbursement for certain costs from the landlord.

Severance Agreement

On April 6, 2005, the Company entered into a separation and general release agreement with Michael A. Sawtell, its President and Chief Operating Officer, effective as of March 31, 2005. Under the terms of the Separation Agreement, the Company will pay Mr. Sawtell $168,000, in a single lump sum payment, which amount includes all unpaid, earned wages, including unused vacation pay. In addition, Mr. Sawtell may elect to continue his health care insurance coverage under COBRA, and the Company will pay up to $500 per month of Mr. Sawtell’s health insurance premium through March 2006. Mr. Sawtell may also exercise through March 15, 2006, any or all vested stock options as of March 31, 2005. In consideration of the payments and other benefits in the Separation Agreement, Mr. Sawtell released the Company of all known, unknown, fixed or contingent claims against the Company as described in the Separation Agreement.

[KPMG LOGO]

Independent Auditors’ Report

The Board of Directors,

Inspire Infrastructure 2i AB

We have audited the consolidated balance sheets of Inspire Infrastructure 2i AB as of December 31, 2003 and 2004, and the related consolidated statements of income and cash flows for each of the years in the two year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Inspire Infrastructure 2i AB as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2004 in conformity with generally accepted accounting principles in the United States.

Stockholm, Sweden
February 28, 2005
KPMG Bohlins AB

/s/ Cronie Wallquist
Cronie Wallquist
Partner

INSPIRE INFRASTRUCTURE 2i AB
CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2004		2003
Current assets:
Cash and cash equivalents	SEK	414,413	SEK	208,686
Accounts receivable		987,975		164,841
Other receivables		144,379		97,815
Other current assets		19,491		37,804
Prepaid expenses		141,308		98,344

Total current assets		1,707,566		607,490

Machinery and equipment, net		186,855		170,802

Total assets	SEK	1,894,421	SEK	778,292

The accompanying notes form an integral part of these Consolidated Financial Statements

INSPIRE INFRASTRUCTURE 2i AB
CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2004		2003
Current Liabilities:
Accounts payable	SEK	74,266	SEK	25,327
VAT payable		55,002		—
Accrued legal expense		200,000		100
Accrued audit fee		80,000		15,000
Accrued consultant’s fee		80,000		—
Accrued interest expense		147,332		114,172
Other accrued liabilities		29,949		—
Due to stockholders		10,870		—
Deferred revenue		43,225		—
Income tax		28,308		—

Total current liabilities		748,952		154,599

Amount due to officer		360,000		300,000
Deferred tax		9,436		—
Long-term note payable		650,000		650,000

Total liabilities		1,768,388		1,104,599

Minority interest in subsidiary		20,020		20,020

Stockholders’ equity
Common stock, 1,000 shares, per value 100 SEK per share, authorized, issued and outstanding for all periods presented		100,000		100,000
Accumulated income (deficit)		6,013		(446,327)

Total stockholders’ equity (deficit)		106,013		(346,327)

Total liabilities and stockholders’ equity	SEK	1,894,421	SEK	778,292

The accompanying notes form an integral part of these Consolidated Financial Statements.

INSPIRE INFRASTRUCTURE 2i AB
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2004		2003
Revenue:
Consulting	SEK	1,801,733	SEK	738,132
Licenses fee		964,980		394,200
Hardware		189,672		—

Total revenue		2,956,385		1,132,332

Operating expenses:
Search serving		883,043		45,584
Sales and marketing		446,628		655,722
General and administrative		1,083,391		621,760

Total operating expenses		2,413,062		1,323,066

Operating income (loss)		543,323		(190,734)
Interest and other income (expense)		(53,239)		(39,913)

Income (loss) before income taxes		490,084		(230,647)
Provision for income taxes		37,744		—

Net income (loss)	SEK	452,340	SEK	(230,647)

The accompanying notes form an integral part of these Consolidated Financial Statements.

INSPIRE INFRASTRUCTURE 2i AB
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’
EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2003 AND 2004

	Common Stock			Accumulated		Total
				Income		Stockholders’
	Shares	Amounts		(Deficit)		Equity
Balance at December 31, 2002	1,000	SEK	100,000	SEK	(215,680)	SEK	(115,680)
Net loss	—		—		(230,647)		(230,647)

Balance at December 31, 2003	1,000		100,000		(446,327)		(346,327)
Net income	—		—		452,340		452,340

Balance at December 31, 2004	1,000	SEK	100,000	SEK	6,013	SEK	106,013

The accompanying notes form an integral part of these Consolidated
Financial Statements.

INSPIRE INFRASTRUCTURE 2i AB
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2004		2003
Cash flows from operating activities:
Net income (loss)	SEK	452,340	SEK	(230,647)

Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation		61,697		45,722
Deferred tax		9,436		—

Changes in operating assets and liabilities:
Accounts receivable		(823,134)		70,200
Prepaid expenses and other receivables		(71,215)		116,145
Accounts payable and accrued liabilities		551,128		74,478
Deferred revenue		43,225		(30,000)

Net cash provided by operating activities		223,477		45,898

Cash flows from investing activities:
Capital expenditures		(77,750)		(176,794)

Net cash used in investing activities		(77,750)		(176,794)

Cash flows from financing activities:

Proceeds from note due to officer		60,000		300,000

Net cash provided by financing activities		60,000		300,000

Net increase in cash and cash equivalents		205,727		169,104
Cash and cash equivalents, beginning of year		208,686		39,582

Cash and cash equivalents, end of year	SEK	414,413		208,686

Supplemental cash flow information:
Interest paid	SEK	6,200		36,770
Tax paid		—		—

The accompanying notes form an integral part of these Consolidated Financial Statements.

INSPIRE INFRASTRUCTURE 2i AB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Inspire Infrastructure 2i AB, a Swedish Limited Liability company (the Company), is a local search technology provider for Internet and wireless search services. The Company provides search technology for business and people search, with geo-spatial relevance. The technology is either installed on customer premises or provided to customers on a pure application service provider (ASP) basis. The company is located in Stockholm, Sweden and has a dormant subsidiary in Barcelona, Spain.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Untied States of America and include the accounts of the Company and its subsidiary. All intercompany balances have been eliminated.

Foreign Currency Translation

The Company measures the financial statements for its foreign subsidiary using the local currency as the functional currency. The functional currency of the company is Swedish crowns, SEK. Assets and liabilities of this subsidiary are translated at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at the rates prevailing during the year. Translation adjustments from this process are included in stockholders’ equity. Any gains or losses from foreign currency transactions are included in interest and other income (expense).

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains accounts in both local currency (SEK) and in Euros (EUR) to facilitate receipts and payments to foreign countries. Amounts in foreign currencies are translated at year-end exchange rates.

Accounts receivable

The Company’s accounts receivable are due primarily from customers located in Europe, mainly Finland, Holland and Great Britain. The Company invoices its customer’s in both local currency and foreign currency. Management analyzes accounts receivable and historical bad debt, customer concentration, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. As of December 31, 2004, one customer, located in Great Britain, represented 85% or total accounts receivable.

The Company has been dependent on a few number of large customers during the financial years 2003 and 2004. Three customers accounted for approximately 50% of total sales in 2003 and one customer accounted for approximately 60% of the sales in 2004.

Machinery and Equipment

Machinery and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated under the straight-line basis over estimate useful lives of the respective assets as follows:

Computer Equipment	5 years
Other Assets	5 years

Repairs and maintenance expenditures that do not significantly add value to the the machinery and equipment, or prolong its life, are charged to expense, as incurred. Gains and losses on dispositions of machinery and equipment are included in the operating results.

Impairment of Long-Lived Assets

The Company accounts for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets (SFAS No. 144), which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. In accordance with SFAS No, 144, assets to be held and used are reviewed if events, or changes in circumstances, indicate that their carrying value may not be recoverable. For the years ended December 31, 2003 and 2004, management had no evidence of impairment.

Fair Value of Financial Instruments

The Company’s balance sheets include the following financial instruments: cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the relatively short period of time between origination of the instruments and their expected realization.

Deferred Revenue

Deferred revenue represents deposits from customers for search license fees and is recognized as revenue in the period for which the searches occur. Revenue is recognized per actual use.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of the Company’s fees is probable.

The Company generates revenue when a search is performed using the Company’s software license whether installed at the customer’s location, hosted by the Company, on the Internet, or through mobile phone text messaging or Short Message Service (SMS). The Company also generates revenue by acting as an application service provider (ASP) and providing custom development services.

Search Serving

Search serving expenses consist primarily of data center costs, Internet connectivity costs, and computer hardware.

Research and Development

Statement of Financial Accounting Standards (SFAS) No. 86, “Accounting for the Cost of Computer SoffA-are to Be Sold, Leased, or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. The Company docs not incur material costs between the establishment of technological feasibility of its products and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred..

Income Taxes

The Company records a provision for income taxes in accordance with Swedish tax regulations.

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Provision for deferred taxes is made to the extent that it is not more likely than not that an asset will be realizable in future.

Comprehensive Income (Loss)

The Company accounts for comprehensive income (loss) using SFAS No. 130, Reporting Comprehensive Income (SFAS No. 130). SFAS No. 130 establishes standards for reporting comprehensive income (loss) and its components in financial statements. Comprehensive income (loss), as defined therein, refers to revenue, expenses, gains and fosses that are not included in net income (loss) but rather are recorded directly in shareholders’ equity. For the year ended December 31, 2004 and 2003, comprehensive income (loss) equals net income (loss).

2.	DEPRECIATION ALLOCATION IN CONSOLIDATED STATEMENT of OPERATIONS

	2004	2003
Search serving	0	0
Sales and marketing	0	0
General and administrative	61,697	45,722

Total depreciation	61,697	45,722

3.	INTEREST AND OTHER INCOME (EXPENSE)

The interest income for the years ended December 31, 2004 and 2003 amounted to SEK 26 and SEK 535, respectively. The interest expense for the years ended December 31, 2004 and 2003 amounted to SEK 40,446 and SEK 39,360, respectively. The exchange losses for the year ended December 31, 2004 and 2003 amounted to SEK 12,819 and SEK 1.088, respectively.

4.	INCOME TAX

The provision for income taxes for the year ended December 31, 2004 and 2003 is comprised of current income tax and deferred income tax. Differences between the statutory and effective tax rates are primarily due to valuation allowances recorded to offset deferred tax benefits associated with net operating losses from previous years.

4. Income tax (cont.)

Income tax for the year includes:

	2004	2003
Current tax	28,308	—
Deferred tax	9,436	—

Tax expense	37,744	—

Reconciliation of effective tax rate

	2004		2003
	Percent	Amount	Percent	Amount
Profit (Loss) before taxes		490,084		(230,647)
Income tax using the corporate tax rate	28.0%	(137,224)	28.0%	64,581
Non-deductible expenses	3.2%	(15,807)	(5.0%)	(11,440)
Tax-exempt income	0.0%	26	0.0%	45
Change in valuation allowance	(23.5%)	115,261	0.0%	0
Effect of the tax losses	0.0%	0	(23.0%)	(53,141)
not utilized
Reported tax expense	7.7%	(37,744)	0.0%	0

	December 31,	December 31,
	2004	2003
Deferred tax asset
Tax loss carry forward	0	411,645
Total deferred tax asset (28%)	0	115,261
Valuation allowance	0	(115,261)
Total deferred tax asset, net	0	0
Deferred tax liability
Untaxed reserves	9,436	—
Total deferred tax liability	9,436	—

5. ACCOUNTS RECEIVABLE

	DECEMBER 31,	DECEMBER 31,
	2004	2003
Allowance for bad debts	0	0

6. PREPAID EXPENSES

	December 31,	December 31,
	2004	2003
Prepaid rent	98,411	83,562
Prepaid insurance	16,924	12,187
Prepaid internet cost	25,973	2,595

Total prepaid expenses	141,308	98,344

7. MACHINERY AND EQUIPMENT

Machinery arid equipment consists of the following:

		December 31,		December 31,
		2004		2003
Computer equipment	SEK	274,648	SEK	201,930
Other assets		38,879		33,847

		313,527		235,777
Less accumulated depreciation		(126,672)		(64,975)

Machinery and equipment, net	SEK	186,855	SEK	170,802

8. LONG-TERM NOTE PAYABLE

On June 2001, the Company entered into an agreement with NUTEK, in which NUTEK would grant the Company SEK 650,000 to develop wireless location based PDA software. NUTEK is a government organization that grants companies loans to build and market specific projects. The notes contain A conditional repayment obligation which requires that if the reached results of the project generate revenues, a 50% repayment of revenues should be made until the loan is fully repaid. The project upon which this loan was granted finished in March 2002, and has not generated any revenues. Inspire bears interest of the interest rate set by the Swedish central bank + 3.75%.

9. NOTE DUE TO OFFICER

During 2003, Antony Waldorf, our Chief Executive Officer made a contribution to the Company, in accordance with Swedish law, SEK 300,000, to restore the share capital. The contribution will be repaid upon a condition that the company has unrestricted equity and that it is proposed by the shareholders that a repayment is made.

During 2004, Antony Waldorf, our Chief Executive Officer made a contribution to the Company, in accordance with Swedish law, SEK 60,000, to restore the share capital. The contribution will be repaid upon a condition that the company has unrestricted equity and that it is proposed by the shareholders that a repayment is made.

10. MINORITY INTEREST IN SUBSIDIARY

On December 2003, the Company formed a subsidiary in Spain, Inspire SL. The Company contributed SEK 60,061 in the form of a receivable payable on demand for 75% of Inspire SL (2,325 shares).

The Company consolidates Inspire SL and record the minority interest on the balance sheet for the portion not owned by the Company.

11. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases office space under an operating lease agreement that expires in December 31, 2008. The future minimum lease payments under non-cancelable operating leases at December 31, 2004 are as follows:

		Operating
		Leases
Year ended December 31,
2005	SEK	285,000
2006		285,000
2007		285,000
2008		285,000

Total minimum lease payments	SEK	1,140,000

Rent expenses for the years ended December 31, 2003 and 2004 were SEK 285, 000 and SEK 285, 000, respectively.

12. SUBSEQUENT EVENTS

Interchange Corporation, a company listed on the NASDAQ in the United States announced on February 9, 2005 that it has signed a definitive agreement to acquire Inspire Infrastructure 2i AB in a share purchase transaction. Under the terms of the agreement, the Inspire shareholders will receive an aggregate of $15 million in cash and will be eligible to receive up to 447,067 shares of common stock, which represents $7.5 million based on a 30-day trailing average, subject to the satisfaction of certain performance criteria over the next two years. Following the closing of the acquisition, Inspire will be renamed Interchange Europe.

The closing of the transaction is subject to the completion or satisfaction of certain conditions precedent. The transaction is expected to close in the first quarter of 2005. The acquisition will be made by Interchange Europe Holding Corporation, a newly created, wholly-owned subsidiary of Interchange.

INTERCHANGE CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated balance sheet as of December 31, 2004, assumes that the acquisition occurred on December 31, 2004. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2004 and for the three months ended March 31, 2005, assumes that the acquisition occurred at the beginning of each period presented. The pro forma combined results is presented for information purposes only, is based on historical information, and does not reflect the actual results that would have occurred nor is it necessarily indicative of future results of the combined enterprise.

INTERCHANGE CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
(in thousands)

							Combined
		Inspire	Inspire	Interchange			Pro Forma
		December 31,	December 31,	December 31,	Pro Forma		December 31,
		2004	2004 (1)	2004	Adjustments		2004
ASSETS
Current Assets:
Cash and cash equivalents	SEK	414	$63	$24,617	$(15,350)	(2)	$9,330
Restricted cash		—	—	13	—		13
Marketable securities		—	—	10,388	—		10,388
Accounts receivable, net		988	150	1,313	—		1,463
Deferred tax assets		—	—	678	—		678
Prepaid expenses and other		305	46	260	—		306

Total current assets		1,707	259	37,269	(15,350)		22,178
Property and equipment, net		187	28	791			819
Goodwill and other intangibles		—	—	—	22,834	(2)	22,834
Long-term restricted cash		—	—	51	—		51
Deposits		—	—	37	—		37

Total assets	SEK	1,894	$287	$38,148	$7,484		$45,919

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	SEK	74	$11	$2,320	$—		$2,331
Accrued compensation		—	—	323	—		323
Payroll taxes payable		—	—	261	—		261
Other accrued liabilities		621	94	378	—		472
Due to stockholders		11	2	—	—		2
Deferred revenue		43	7	498	—		505

Total current liabilities		749	114	3,780	—		3,894
Amount due to officer		360	55	—	—		55
Long term note payable		650	98	—	—		98
Long term deferred tax liabilities		9	1	151	—		152

Total liabilities		1,768	268	3,931	—		4,199

Minority interest in subsidiary		20	3	—	—		3

Commitments and contingencies

Stockholders’ equity

Convertible preferred stock		—	—	—			—
Common stock		100	15	—	(15)	(2)	—
Accumulated comprehensive loss		—	—	(36)	—		(36)
Additional paid-in capital		—	—	45,497	7,500	(2)	52,997
Accumulated income (deficit)		6	1	(11,244)	(1)	(2)	(11,244)

Stockholders’ equity		106	16	34,217	7,484		41,717

Total liabilities and stockholders’ equity	SEK	1,894	$287	$38,148	$7,484		$45,919

INTERCHANGE CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per share and share data)

		Year ended December 31, 2004
					Pro Forma		Combined
		Inspire	Inspire (3)	Interchange	Adjustments		Pro Forma
Revenue	SEK	2,956	$405	$19,072	$—		$19,477

Operating expenses::
Search serving		883	121	9,698	—		9,819
Sales and marketing		446	61	3,774	—		3,835
General and administrative		1,084	149	2,634	—		2,783
Research and development		—	—	1,282	—		1,282
Amortization of intangibles		—	—	—	612	(4)	612
Non-cash equity based compensation		—	—	13	—		13

Total operating expenses		2,413	331	17,401	612		18,344

Operating income		543	74	1,671	(612)		1,133

Interest and other income (expense)		(53)	(7)	(656)	—		(663)

Income before income taxes		490	67	1,015	(612)		470

Provision (benefit) for income taxes		38	5	(521)	—		(516)

Net income	SEK	452	$62	$1,536	$(612)		$986

Per share data:

Basic net income per share				$0.53			$0.30

Diluted net income per share				$0.29			$0.17

Basic weighted average shares outstanding				2,886,203	447,067	(5)	3,333,270
Diluted weighted average shares outstanding				5,369,623	447,067	(5)	5,816,690

INTERCHANGE CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per share and share data)

		Three months ended March 31, 2005
					Pro Forma		Combined
		Inspire	Inspire (6)	Interchange	Adjustments		Pro Forma
Revenue	SEK	1,030	$148	$5,810	$—		$5,958

Operating expenses::
Search serving		227	33	3,152	—		3,185
Sales and marketing		153	22	1,326	—		1,348
General and administrative		345	49	929	—		978
Research and development		329	47	534	—		581
Amortization of intangibles		—	—	—	153	(4)	153
Non-cash equity based compensation		—	—	9	—		9

Total operating expenses		1,054	151	5,950	153		6,254

Operating income (loss)		(24)	(3)	(140)	(153)		(296)

Interest and other income (expense)		(1)	—	314	—		314

Income before income taxes		(25)	(3)	174	(153)		(18)

Provision (benefit) for income taxes		40	6	6	—		12

Net income (loss)	SEK	(65)	$(9)	$168	$(153)		$(30)

Per share data:

Basic net income per share				$0.02			$(0.00)

Diluted net income per share				$0.02			$(0.00)

Basic weighted average shares outstanding				7,989,608	447,067	(5)	8,436,675
Diluted weighted average shares outstanding				9,765,291	447,067	(5)	10,212,358

INTERCHANGE CORPORATION

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(1)	To reflect the translation of Inspire’s balance sheet as of December 31, 2004, from Swedish krona to U.S. dollars using the year-end rate of 0.1514.

(2)	To reflect the elimination of Inspire’s equity accounts and the allocation of the total potential purchase price of $22.8 million to goodwill and intangible assets and $16,000 to Inspire’s net assets.

(3)	To reflect the translation of Inspire’s statement of operations for the year ended December 31, 2004, from Swedish krona to U.S. dollars using the average rate for the year of 0.1370.

(4)	To reflect the amortization of developed technology, customer relationships and contracts and non-compete agreement.

(5)	To adjust for the 447,067 shares of Interchange common stock to be issued upon achievement of certain future business performance criteria. Such assumes that the contingent consideration has been earned as of the beginning of 2004.

(6)	To reflect the translation of Inspire’s statement of operations for the three months ended March 31, 2005, from Swedish krona to U.S. dollars using the average rate for the quarter of 0.1436.

1,993,438 Shares

Common Stock

PROSPECTUS

May  , 2005.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to buy or sell any shares in any jurisdiction in which it is unlawful. The information in this prospectus is only current as of May [ ], 2005.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation and our amended and restated bylaws, attached as Exhibit 3.1 and 3.2 respectively, to our Registration Statement on Form SB-2, Amendment No. 2, filed with the Securities and Exchange Commission on September 16, 2004, provide for the indemnification provisions described above and elsewhere herein. In addition, we have entered into separate indemnification agreements, a form of which is attached as Exhibit 10.9 to our Registration Statement on Form SB-2, Amendment No. 1, filed with the Securities and Exchange Commission on August 11, 2004, with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, subject to certain exceptions and limitations. These indemnification agreements also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Reference is made to the following documents filed as exhibits to our Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on June 29, 2004, as amended on August 11, 2004, September 16, 2004, October 7, 2004, and October 18, 2004 regarding relevant indemnification provisions described above and elsewhere in this registration statement:

Exhibit
Document	Number
Form of Underwriting Agreement	1.1
Amended and Restated Certificate of Incorporation	3.1
Amended and Restated Bylaws	3.2
Form of Indemnification Agreement	10.9

Item 25. Other Expenses Of Issuance And Distribution

The following table sets forth the costs and expenses payable by the Registrant in connection with the registration of the securities being offered by this Registration Statement. All amounts are estimates except the Securities and Exchange Commission registration fee.

SEC registration fee	$2,280
Accounting fees and expenses	10,000
Legal fees and expenses	60,000
Printing and engraving expenses	1,000
Miscellaneous	30,000

Total	$103,280

Item 26. Recent Sales of Unregistered Securities

The following list sets forth information regarding all securities we have sold since January 2002.

(1) In January 2002, we sold, in a private placement, 6,250 shares of common stock for $25,000.

(2) In February 2002, we issued 1,563 shares of common stock to an accredited investor for $6,250 of financial consulting services.

(3) In April 2002, we sold, in a private placement to an accredited investor, 22,059 shares of common stock for $75,000.

(4) In April 2002, we issued 12,500 shares of common stock to an accredited investor for $100 of financial consulting services.

(5) In May 2002, we sold, in a private placement, 22,059 shares of common stock for $75,000.

(6) In May 2002, we issued 1,563 shares of common stock to an accredited investor for financial consulting services valued at $6,250.

(7) In May 2002, we issued a promissory note bearing interest at a rate of 18% per annum and a principal amount of $66,000 to an accredited investor in payment for outstanding liabilities.

(8) In June 2002, we issued 1,250 shares of common stock to an accredited investor for financial consulting services valued at $5,000.

(9) In June 2002, we issued a secured promissory note with a principal amount of $100,000 to an accredited investor in conjunction with an agreement for the accredited investor to obtain a $100,000 letter of credit on behalf of us.

(10) In July 2002, we issued 6,250 shares of common stock to an accredited investor for financial consulting services valued at $21,250.

(11) In November 2002, we issued to an accredited investor a convertible secured promissory note with a principal amount of $250,000, bearing interest of 10% convertible into common stock at a rate of $2.00 per share.

(12) In January 2003, we issued to an accredited investor three convertible secured promissory notes with a principal amount of $500,000, bearing interest of 10% convertible into common stock at a rate of $2.00 per share.

(13) In February 2003, we issued 50,000 shares of common stock to an accredited investor for settlement of a note payable valued at $100,000.

(14) In March 2003, we issued 2,500 shares of common stock to a sophisticated investor for financial consulting services valued at $5,000.

(15) In April 2003, we issued 4,375 shares of common stock upon exercise of options with an aggregate exercise price of $1,750.

(16) Between August 2003 and November 2003, we issued to various accredited or sophisticated investors convertible secured debentures with an aggregate principal amount of $2,382,000, bearing interest of 8%, convertible into common stock at a rate of $3.35 per share. In connection with the issuance of the convertible secured debentures, we paid $604,708 in cash and placement agent fees.

(17) In January 2004, we issued 100,000 shares of common stock to five of our employees in lieu of $200,000 of deferred salaries and bonuses.

(18) In December 2004, we sold, in a private placement to certain accredited investors, 822,000 shares of common stock for an aggregate purchase price of approximately $15.0 million.

(19) Since January 1, 2002, we have issued warrants to various accredited, sophisticated or foreign investors to purchase 2,350,177 shares of common stock at a weighted-average exercise price of $4.85.

(20) In January 2005, we issued 34,287 shares of common stock for the net issuance exercise of 45,719 warrants held by various accredited and sophisticated investors.

(21) In February 2005, we issued 7,365 shares of common stock for the net issuance exercise of 11,063 warrants held by various accredited and sophisticated investors.

(22) In March 2005, we issued 37,235 shares of common stock for the net issuance exercise of 51,181 warrants held by an accredited investor.

The issuances of securities described in paragraphs (15) and (19) above were deemed to be exempt from the registration requirements of the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

The issuances of various securities described in paragraphs (1) and (18) above was deemed to be exempt from the registration requirements of the Securities Act in reliance on Regulation S as a sale transaction by an issuer where the purchaser of the securities certifies that it is not a U.S. person and is not acquiring the securities for the account or benefit of any U.S. person and as otherwise required under Regulation S.

The issuance of securities in the transactions described above, other than those described in paragraphs (1) and (15), were deemed exempt from registration under the Securities Act in reliance on Section 4(2) or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their level of sophistication or status as an accredited investor and their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

There were no underwriters employed in connection with any of the transactions set forth in this Item 26.

Item 27. Exhibits

Exhibit
Number	Exhibit Description
1.1(3)	Form of Underwriting Agreement

3.1(2)	Amended and Restated Certificate of Incorporation of the Registrant

3.2(2)	Amended and Restated Bylaws of the Registrant

4.1(2)	Specimen common stock certificate

4.2(1)	Form of Securities Purchase Agreement Series A Preferred stock

4.3(1)	Form of Securities Purchase Agreement Series B Preferred stock

4.4(1)	Form of Securities Purchase Agreement Series C, Series D and Series E Preferred stock

4.5(1)	Promissory Note, dated July 18, 2001, by and between Registrant and Frastacky Associates, Inc.

4.6(1)	Promissory Note, dated October 24, 2001, by and between Registrant and Frastacky Associates, Inc.

4.7(1)	Promissory Note, dated November 28, 2001, by and between Registrant and Frastacky Associates, Inc.

4.8(1)	Promissory Note, dated November 25, 2002, by and between Registrant and Frastacky Associates, Inc.

4.9(1)	Promissory Note, dated January 17, 2003, by and between Registrant and Frastacky Associates, Inc.

4.10(1)	Promissory Note, dated January 17, 2003, by and between Registrant and Frastacky Associates, Inc.

4.11(1)	Promissory Note, dated January 30, 2003, by and between Registrant and Frastacky Associates, Inc.

4.12(1)	Loan Extension and Conversion Agreement, dated June 29, 2003 by and between Registrant and Frastacky Associates, Inc.

4.13(2)	Security Agreement, dated August 15, 2001, by and between Registrant and Frastacky Associates, Inc.

4.14(1)	Form of Unit Subscription Agreement for Convertible Secured Debentures

4.15(1)	Form of 8% Convertible Secured Promissory Note

4.16(1)	Form of Warrant

4.17(1)	Loan Extension and Conversion Agreement, dated April 1, 2004, by and between the Registrant and Frastacky Associates, Inc.

4.18(2)	Form of Extension Agreement by and between the Registrant and holders of Secured Convertible Debentures

4.19(3)	Form of Common Stock Purchase Warrant between the Registrant and the underwriters

4.20(4)	Securities Purchase Agreement dated December 20, 2004, by and among the Registrant and certain investors

4.21(4)	Form of Warrant dated December 20, 2004 issued by the Registrant to certain investors

4.22(4)	Registration Rights Agreement dated as of December 20, 2004, by and among the Registrant and certain investors

5.1**	Opinion of Latham & Watkins LLP

10.1#(1)	1999 Incentive Equity Plan

10.2#(1)	2000 Incentive Equity Plan

10.3#(2)	2004 Incentive Equity Plan, as amended

10.4(1)	Office Lease, dated as of June 26, 2002, by and between the Registrant and EOP-Oakwood Plaza Laguna, LLC

10.5(1)	Irrevocable Stand-by Letter of Credit with Silicon Valley Bank for benefit of EOP-Oakwood Plaza Laguna, LLC

10.6#(1)	Employment Agreement, dated as of January 3, 2003, by and between Heath B. Clarke and the Registrant

10.7#(1)	Employment Agreement, dated as of January 3, 2003, by and between Michael A. Sawtell and the Registrant

10.8#(1)	Employment Agreement, dated as of February 3, 2003, by and between Douglas S. Norman and the Registrant

10.9(1)	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

10.10(1)	Letter Agreement, dated October 27, 2003, by and between the Registrant and the Internal Revenue Service

10.11+(2)	Prioritized Listings Syndication Agreement, dated October 12, 2001, by and between the Registrant

Exhibit
Number	Exhibit Description
and LookSmart Ltd., as amended effective as of June 30, 2004

10.12+ (2)	ePilot Search Distribution Agreement, dated as of September 2, 2003, by and between the Registrant and Okomata Digital Media IBC

10.13(5)	Share Purchase Agreement, dated as of February 9, 2005, by and among the Registrant, Interchange Europe Holding Corporation, Moody Investment Group AB, Red River Investment Group AB, Newco 1454 Sweden AB, Bart Denny and Bernard Clark

10.14(6)	Lease between the Irvine Company and Interchange Corporation dated March 18, 2005

10.15(7)	Separation and General Release Agreement dated April 6, 2005

21.1*	Subsidiaries of Registrant

23.1*	Consent of Haskell & White LLP, independent registered public accounting firm

23.2**	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.3*	Consent of KPMG Bohlins AB

24.1**	Power of Attorney (see Page II-7 of this Form SB-2)

*	Filed herewith.

**	Previously filed.

#	Indicates management contract or compensatory plan.

+	Confidential portions omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 promulgated under the Securities and Exchange Act of 1934, as amended.

(1)	Incorporated by reference from the Company’s Registration Statement on Form SB-2, Amendment No. 1, filed with the Securities and Exchange Commission on August 11, 2004.

(2)	Incorporated by reference from the Company’s Registration Statement on Form SB-2, Amendment No. 2, filed with the Securities and Exchange Commission on September 16, 2004.

(3)	Incorporated by reference from the Company’s Registration Statement on Form SB-2, Amendment No. 3, filed with the Securities and Exchange Commission on October 7, 2004.

(4)	Incorporated by reference from the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 22, 2004.

(5)	Incorporated by reference from the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2005.

(6)	Incorporated by reference from the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2005.

(7)	Incorporated by reference from the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2005.

Item 28. Undertakings

     The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

A. Include any prospectus required by section 10(a)(3) of the Securities Act;

B. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

C. Include any additional or changed material information on the plan of distribution.

2.	For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.	To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding ) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Laguna Hills, State of California, on the 25th day of May, 2005.

INTERCHANGE CORPORATION
/s/ Heath B. Clarke
Heath B. Clarke
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Heath B. Clarke Heath B. Clarke	Chairman, Chief Executive Officer and Director	May 25, 2005
/s/ Douglas S. Norman Douglas Norman	Chief Financial Officer and Secretary	May 25, 2005
* Theodore E. Lavoie	Director	May 25, 2005
* Philip K. Fricke	Director	May 25, 2005

* By: /s/ Heath B. Clarke Heath B. Clarke Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Exhibit Description
1.1(3)	Form of Underwriting Agreement

3.1(2)	Amended and Restated Certificate of Incorporation of the Registrant

3.2(2)	Amended and Restated Bylaws of the Registrant

4.1(2)	Specimen common stock certificate

4.2(1)	Form of Securities Purchase Agreement Series A Preferred stock

4.3(1)	Form of Securities Purchase Agreement Series B Preferred stock

4.4(1)	Form of Securities Purchase Agreement Series C, Series D and Series E Preferred stock

4.5(1)	Promissory Note, dated July 18, 2001, by and between Registrant and Frastacky Associates, Inc.

4.6(1)	Promissory Note, dated October 24, 2001, by and between Registrant and Frastacky Associates, Inc.

4.7(1)	Promissory Note, dated November 28, 2001, by and between Registrant and Frastacky Associates, Inc.

4.8(1)	Promissory Note, dated November 25, 2002, by and between Registrant and Frastacky Associates, Inc.

4.9(1)	Promissory Note, dated January 17, 2003, by and between Registrant and Frastacky Associates, Inc.

4.10(1)	Promissory Note, dated January 17, 2003, by and between Registrant and Frastacky Associates, Inc.

4.11(1)	Promissory Note, dated January 30, 2003, by and between Registrant and Frastacky Associates, Inc.

4.12(1)	Loan Extension and Conversion Agreement, dated June 29, 2003 by and between Registrant and Frastacky Associates, Inc.

4.13(2)	Security Agreement, dated August 15, 2001, by and between Registrant and Frastacky Associates, Inc.

4.14(1)	Form of Unit Subscription Agreement for Convertible Secured Debentures

4.15(1)	Form of 8% Convertible Secured Promissory Note

4.16(1)	Form of Warrant

4.17(1)	Loan Extension and Conversion Agreement, dated April 1, 2004, by and between the Registrant and Frastacky Associates, Inc.

4.18(2)	Form of Extension Agreement by and between the Registrant and holders of Secured Convertible Debentures

4.19(3)	Form of Common Stock Purchase Warrant between the Registrant and the underwriters

4.20(4)	Securities Purchase Agreement dated December 20, 2004, by and among the Registrant and certain investors

4.21(4)	Form of Warrant dated December 20, 2004 issued by the Registrant to certain investors

4.22(4)	Registration Rights Agreement dated as of December 20, 2004, by and among the Registrant and certain investors

5.1**	Opinion of Latham & Watkins LLP

10.1#(1)	1999 Incentive Equity Plan

10.2#(1)	2000 Incentive Equity Plan

10.3#(2)	2004 Incentive Equity Plan, as amended

10.4(1)	Office Lease, dated as of June 26, 2002, by and between the Registrant and EOP-Oakwood Plaza Laguna, LLC

10.5(1)	Irrevocable Stand-by Letter of Credit with Silicon Valley Bank for benefit of EOP-Oakwood Plaza Laguna, LLC

10.6#(1)	Employment Agreement, dated as of January 3, 2003, by and between Heath B. Clarke and the Registrant

10.7#(1)	Employment Agreement, dated as of January 3, 2003, by and between Michael A. Sawtell and the Registrant

10.8#(1)	Employment Agreement, dated as of February 3, 2003, by and between Douglas S. Norman and the Registrant

10.9(1)	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

10.10(1)	Letter Agreement, dated October 27, 2003, by and between the Registrant and the Internal Revenue Service

10.11+(2)	Prioritized Listings Syndication Agreement, dated October 12, 2001, by and between the Registrant and LookSmart Ltd., as amended effective as of June 30, 2004

Exhibit
Number	Exhibit Description
10.12+ (2)	ePilot Search Distribution Agreement, dated as of September 2, 2003, by and between the Registrant and Okomata Digital Media IBC

10.13(5)	Share Purchase Agreement, dated as of February 9, 2005, by and among the Registrant, Interchange Europe Holding Corporation, Moody Investment Group AB, Red River Investment Group AB, Newco 1454 Sweden AB, Bart Denny and Bernard Clark

10.14(6)	Lease between the Irvine Company and Interchange Corporation dated March 18, 2005

10.15(7)	Separation and General Release Agreement dated April 6, 2005

21.1*	Subsidiaries of Registrant

23.1*	Consent of Haskell & White LLP, independent registered public accounting firm

23.2**	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.3*	Consent of KPMG Bohlins AB

24.1**	Power of Attorney (see Page II-7 of this Form SB-2)

*	Filed herewith.

**	Previously filed.

#	Indicates management contract or compensatory plan.

+	Confidential portions omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 promulgated under the Securities and Exchange Act of 1934, as amended.

(1)	Incorporated by reference from the Company’s Registration Statement on Form SB-2, Amendment No. 1, filed with the Securities and Exchange Commission on August 11, 2004.

(2)	Incorporated by reference from the Company’s Registration Statement on Form SB-2, Amendment No. 2, filed with the Securities and Exchange Commission on September 16, 2004.

(3)	Incorporated by reference from the Company’s Registration Statement on Form SB-2, Amendment No. 3, filed with the Securities and Exchange Commission on October 7, 2004.

(4)	Incorporated by reference from the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 22, 2004.

(5)	Incorporated by reference from the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2005.

(6)	Incorporated by reference from the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2005.

(7)	Incorporated by reference from the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2005.